UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

        Press Release

Highlights

The main figures obtained by Bradesco in the First Quarter of 2014 are presented below:

1.   Adjusted Net Income(1) for the First Quarter of 2014 stood at R$ 3.473 billion (an 18.0% increase compared to the R$ 2.943 billion recorded in the same period of 2013), corresponding to earnings per share of R$ 3.03 and Return on Average Adjusted Equity(2) of 20.5%.

2.   Adjusted Net Income is composed of  R$ 2.433 billion from financial activities, representing 70.0% of the total, and R$ 1.040 billion from insurance, pension plan and capitalization bond operations, which accounted for 30.0% of the total.

3.     On March 31, 2014, Bradesco's market capitalization stood at R$ 135.938 billion(3).

4.   Total Assets stood at R$ 922.229 billion in March 2014, up 3.1% over March 2013. Return on Average Assets came to 1.5%.

5.   In March 2014, the Expanded Loan Portfolio (4) came to R$ 432.297 billion, up 10.4% over the same period of 2013. Operations with individuals totaled R$ 132.652 billion (up 11.5% over March 2013), while operations with companies totaled R$ 299.645 billion (up 9.9% over March 2013).

6.   Assets under Management stood at R$ 1.278 trillion, a 2.8% increase from March 2013.

7.    Shareholders’ Equity stood at R$ 73.326 billion in March 2014, up 5.6% on March 2013. The Capital Adequacy Ratio stood at 15.7% in March 2014, 11.9% of which fell under Tier I Capital.

8.     Interest on Shareholders’ Equity were paid and recorded in provision to shareholders in the amount of R$ 1.212 billion for the first quarter of 2014, R$ 248.712 million of which was paid as monthly and interim interest and R$ 963.489 million was recorded in provision.

9.     Interest Earning Portion stood at R$ 10.951 billion, up 4.2% compared to the first quarter of 2013.

10. The Delinquency Ratio over 90 days dropped 0.6 p.p. in the last 12 months and stood at 3.4% on March 31, 2014 (4.0% on March 31, 2013).

11. Efficiency Ratio (ER)(5) in March 2014 was 41.9% (41.5% in March 2013), whereas the “adjusted-to-risk” ratio stood at 51.4% (52.6% in March 2013). It is worth mentioning that, in the first quarter of 2014, we recorded the best quarterly ER (40.1%) in the past 5 years.

12.  Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 11.450 billion in the first quarter of 2014, up 4.5% over the same period in 2013. Technical Reserves stood at R$ 137.751 billion, up 8.2% on March 2013.

13.  Investments in infrastructure, information technology and telecommunications amounted to R$ 1.136 billion in the first quarter of 2014, up 5.4% over the same period last year.

14. Taxes and contributions, including social security, paid or recorded in provision, amounted to R$ 6.240 billion, of which R$ 2.258 billion referred to taxes withheld and collected from third parties, and R$ 3.982 billion from Bradesco Organization activities, equivalent to 114.7% of the Adjusted Net Income(1).

(1)       According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing creditrisk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4     Report on Economic and Financial Analysis – March 2014

Press Release

Highlights

15.   Bradesco has an extensive customer service network in Brazil, with 4,678 Branches and 3,484 Service Branches - PAs. Customers can also use 1,186 PAEs – ATMs (Automatic Teller Machines) in companies, 47,430 Bradesco Expresso service points, 32,909 Bradesco Dia & Noite ATMs, and 15,386 Banco24Horas ATMs.

16.   Payroll, plus charges and benefits, totaled R$ 2.786 billion. Social benefits provided to the 99,545 employees of the Bradesco Organization and their dependents amounted to R$ 697.236 million, while investments in training and development programs totaled R$ 17.450 million.

17.   In April 2014, Bradesco and Banco do Brasil, via its subsidiary Companhia Brasileira de Soluções e Serviços (“CBSS”), in a partnership with Cielo, created the company STELO S.A. (“Stelo”), an electronic payment company responsible for managing, operating and exploring the payment facilitator industry geared towards e-commerce, as well towards digital portfolio businesses.

18.   Major Awards and Acknowledgments in the period:

•       Bradesco was considered the most valuable brand in Latin America in the banking segment and the 20th  in the general ranking of top 500 most valuable global brands in the segment (The Banker magazine / Brand Finance); and

•       Bradesco Private Bank was recognized as the best of Brazil under the “Specialized Services” category (Euromoney Magazine - Special edition Private Banking Global Survey 2014).

Since its origin, the Bradesco Organization is fully committed to Brazil’s social and economic development. We constantly seek to attain sustainability in management, businesses, and daily activities. Under such purpose, we strive to ensure continuous and sustainable growth, committed to the audiences to which we relate, as well as the communities and environments in which we operate. We fully comply with best global sustainability and corporate governance practices, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles, Carbon Disclosure Project and Green Protocol. Our sustainability actions, strategies, and guidelines are supported by best corporate governance practices. The Organization’s main activities focus on banking inclusion, social and environmental variables for loan approvals and product offerings, based on social and environmental aspects. Regarding responsible management and engagement with stakeholders, we highlight activities surrounding valuing professionals, improving the workplace, client relations, managing suppliers, and adopting environmental management practices. We also highlight the Organization’s role in society as one of the top social investors in Brazil, supporting education, environment, culture, and sports projects.

In this area, we point out Fundação Bradesco, which has a 57-year history of extensive social and educational work, with 40 schools in Brazil. In 2014, an estimated budget of R$ 523.434 million will benefit approximately 105,672 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income.

Bradesco     5

        Press Release

Main Information

	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	Variation %
									1Q14 x 4Q13	1Q14 x 1Q13
Income Statement for the Period - R$ million
Book Net Income	3,443	3,079	3,064	2,949	2,919	2,893	2,862	2,833	11.8	18.0
Adjusted Net Income	3,473	3,199	3,082	2,978	2,943	2,918	2,893	2,867	8.6	18.0
Total Net Interest Income	10,962	11,264	10,729	10,587	10,706	11,109	10,955	11,034	(2.7)	2.4
Gross Loan Net Interest Income	7,711	7,850	7,793	7,634	7,414	7,527	7,460	7,362	(1.8)	4.0
Net Loan Interest Income	4,850	4,889	4,912	4,540	4,305	4,317	4,157	3,955	(0.8)	12.7
Provision for Loan Losses (ALL) Expenses	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3.4)	(8.0)
Fee and Commission Income	5,283	5,227	4,977	4,983	4,599	4,675	4,438	4,281	1.1	14.9
Administrative and Personnel Expenses	(6,765)	(7,313)	(6,977)	(6,769)	(6,514)	(6,897)	(6,684)	(6,488)	(7.5)	3.9
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,450	14,492	11,069	13,238	10,953	13,216	10,104	11,570	(21.0)	4.5
Statement of Financial Position - R$ million
Total Assets	922,229	908,139	907,694	896,697	894,467	879,092	856,288	830,520	1.6	3.1
Securities	321,970	313,327	313,679	309,027	300,600	315,487	319,537	322,507	2.8	7.1
Loan Operations (1)	432,297	427,273	412,559	402,517	391,682	385,529	371,674	364,963	1.2	10.4
- Individuals	132,652	130,750	127,068	123,260	119,013	117,319	114,287	111,997	1.5	11.5
- Corporate	299,645	296,523	285,490	279,257	272,668	268,210	257,387	252,966	1.1	9.9
Allowance for Loan Losses (ALL) (2)	(21,407)	(21,687)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(1.3)	0.2
Total Deposits	218,709	218,063	216,778	208,485	205,870	211,858	212,869	217,070	0.3	6.2
Technical Reserves	137,751	136,229	133,554	131,819	127,367	124,217	117,807	111,789	1.1	8.2
Shareholders' Equity	73,326	70,940	67,033	66,028	69,442	70,047	66,047	63,920	3.4	5.6
Assets under Management	1,277,670	1,260,056	1,256,220	1,233,546	1,243,170	1,225,228	1,172,008	1,130,504	1.4	2.8
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.03	2.91	2.84	2.79	2.77	2.74	2.71	2.70	4.1	9.4
Book Value per Common and Preferred Share - R$ (4)	17.48	16.90	15.97	15.72	16.54	16.68	15.73	15.22	3.4	5.7
Annualized Return on Average Equity (5) (6)	20.5	18.0	18.4	18.8	19.5	19.2	19.9	20.6	2.5 p.p.	1.0 p.p.
Annualized Return on Average Assets (6)	1.5	1.4	1.3	1.3	1.3	1.4	1.4	1.4	0.1 p.p.	0.2 p.p.
Average Rate - Annualized (Adjusted Net Interest Income / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.2	7.3	7.1	7.2	7.3	7.6	7.6	7.9	(0.1) p.p.	(0.1) p.p.
Fixed Assets Ratio - Total Consolidated	15.0	15.2	17.5	17.3	16.5	16.9	19.0	18.2	(0.2) p.p.	(1.5) p.p.
Combined Ratio - Insurance (7)	86.4	86.1	86.9	85.5	86.0	86.6	86.5	85.0	0.3 p.p.	0.4 p.p.
Efficiency Ratio (ER) (3)	41.9	42.1	42.1	41.8	41.5	41.5	42.1	42.4	(0.2) p.p.	0.4 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	73.6	71.8	70.8	69.6	67.7	66.5	64.4	63.2	1.8 p.p.	5.9 p.p.
Market Capitalization - R$ million (8)	135,938	128,085	136,131	124,716	145,584	131,908	113,102	104,869	6.1	(6.6)
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.5	6.7	6.9	7.0	7.2	7.3	7.4	7.4	(0.2) p.p.	(0.7) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.2	4.2	4.4	4.6	4.9	5.0	5.1	5.1	-	(0.7) p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.4	3.5	3.6	3.7	4.0	4.1	4.1	4.2	(0.1) p.p.	(0.6) p.p.
Coverage Ratio (> 90 days (10)) (2)	193.8	192.3	190.3	188.6	179.4	178.2	179.0	177.4	1.5 p.p.	14.4 p.p.
Coverage Ratio (> 60 days (10)) (2)	153.7	158.9	156.8	153.5	146.0	147.3	144.8	144.0	(5.2) p.p.	7.7 p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	15.7	16.6	16.4	15.4	15.6	16.1	16.0	17.0	(0.9) p.p.	0.1 p.p.
Tier I Capital	11.9	12.3	12.7	11.6	11.0	11.0	11.3	11.8	(0.4) p.p.	0.9 p.p.
- Common Equity	11.9	12.3	-	-	-	-	-	-	(0.4) p.p.	-
- Additional Capital	-	-	-	-	-	-	-	-	-	-
Tier II Capital	3.8	4.3	3.7	3.8	4.6	5.1	4.7	5.2	(0.5) p.p.	(0.8) p.p.

   6     Report on Economic and Financial Analysis – March 2014

Press Release

Main Information

	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Variation %
									Mar14 x Dec13	Mar14 x Mar13
Structural Information - Units
Service Points	73,320	72,736	71,724	70,829	69,528	68,917	67,225	65,370	0.8	5.5
- Branches	4,678	4,674	4,697	4,692	4,687	4,686	4,665	4,650	0.1	(0.2)
- PAs (12)	3,484	3,586	3,760	3,795	3,786	3,781	3,774	3,243	(2.8)	(8.0)
- PAEs (12)	1,186	1,180	1,421	1,454	1,457	1,456	1,456	1,476	0.5	(18.6)
- External Bradesco ATMs (13)	2,701	3,003	3,298	3,498	3,712	3,809	3,954	3,992	(10.1)	(27.2)
- Banco24Horas Network ATMs (13)	11,873	11,583	11,229	11,154	10,966	10,818	10,464	10,459	2.5	8.3
- Bradesco Expresso (Correspondent Banks)	47,430	46,851	45,614	44,819	43,598	43,053	41,713	40,476	1.2	8.8
- Bradesco Promotora de Vendas	1,955	1,846	1,692	1,404	1,309	1,301	1,186	1,061	5.9	49.4
- Branches / Subsidiaries Abroad	13	13	13	13	13	13	13	13	-	-
ATMs	48,295	48,203	47,969	47,972	48,025	47,834	47,542	47,484	0.2	0.6
- Bradesco Network	32,909	33,464	33,933	34,322	34,719	34,859	35,128	35,226	(1.7)	(5.2)
- Banco24Horas Network	15,386	14,739	14,036	13,650	13,306	12,975	12,414	12,258	4.4	15.6
Employees	99,545	100,489	101,410	101,951	102,793	103,385	104,100	104,531	(0.9)	(3.2)
Outsourced Employees and Interns	12,671	12,614	12,699	12,647	13,070	12,939	13,013	12,661	0.5	(3.1)
Customers - in millions
Active Checking Account Holders (14) (15)	26.6	26.4	26.4	26.2	25.8	25.7	25.6	25.6	0.8	3.1
Savings Accounts (16)	49.0	50.9	48.3	47.7	46.6	48.6	48.3	45.2	(3.7)	5.2
Insurance Group	45.3	45.7	45.3	44.2	42.9	43.1	42.4	41.9	(0.9)	5.6
- Policyholders	39.4	39.8	39.5	38.4	37.1	37.3	36.7	36.3	(1.0)	6.2
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.3	2.3	2.3	2.2	-	4.3
- Capitalization Bond Customers	3.5	3.5	3.4	3.4	3.5	3.5	3.4	3.4	-	-
Bradesco Financiamentos (14)	3.2	3.3	3.4	3.5	3.6	3.7	3.7	3.8	(3.0)	(11.1)

(1)      Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)      Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3)      In the last 12 months;

(4)      For comparison purposes, shares were adjusted according to bonuses and stock splits;

(5)      Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(6)      Year-to-date adjusted net income;

(7)      Excludes additional reserves;

(8)      Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)      As defined by the Brazilian Central Bank (Bacen);

(10)     Credits overdue;

(11)     Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4.193/13 Capital Adequacy Ratio (Basel III);

(12)     PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAE: ATM located in the premises of a company;

(13)     Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network: 1,393 in March 2014; 1,549 in December 2013; 1,701 in September 2013; 1,804 in June 2013; 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; and 2,059 in June 2012;

(14)     Number of customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(15)     Refers to 1st and 2nd holders of checking accounts; and

(16)     Number of accounts.

Bradesco     7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term	Short Term	Long Term		Short Term		Long Term	Short Term
		A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating (1)				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1

(1)  In March 2014, Standard & Poor's lowered Bradesco’s rating, in local and foreign currencies, in order to adjust the Brazilian sovereign rating notes from BBB to BBB-, the lowest investment grade level. The rating prospect was established as “stable”; that is, no additional rating lowering assessments are expected in the short term.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected book net income in the periods below are presented in the following comparative chart:

	R$ million
	1Q14	4Q13	1Q13
Book Net Income	3,443	3,079	2,919

Non-Recurring Events	30	120	24
- Law 12865/13 - Tax Recovery Program (Refis)	-	(1,950)	-
- Recording of Tax Credits	-	(462)	-
- Technical Reserve - taxable income rate increase	-	(2,572)	-
- Rate Adjustment to Market Value - NTNs	-	6,117	-
- Impairment of Assets (1)	-	739	-
- Other (2)	50	(41)	40
- Tax Effects	(20)	(1,711)	(16)
Adjusted Net Income	3,473	3,199	2,943
0
ROAE % (3)	20.3	18.6	19.3
0
(ADJUSTED) ROAE % (3)	20.5	19.3	19.5

(1)   Refers basically to the impairment of: (i) Securities - Shares, rated as Available-for-Sale, totaling R$ 682 million, arising from the adjustment of historical share prices to fair value; and (ii) Other Assets, totaling R$ 57 million, arising from the expected return on assets;

(2)   In 1Q14 and 1Q13, includes civil provisions; and in 4Q13, includes basically: (i) expenses with civil provisions totaling R$ 41 million; and (ii) reversals of operating provisions, net of constitutions, totaling R$ 82 million; and

(3)   Annualized.

   8     Report on Economic and Financial Analysis – March 2014

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	1Q14	4Q13	Variation		1Q14	1Q13	Variation
			1Q14 x 4Q13				1Q14 x 1Q13
			Amount	%			Amount	%
Net Interest Income	10,962	11,264	(302)	(2.7)	10,962	10,706	256	2.4
- Interest	10,951	10,986	(35)	(0.3)	10,951	10,509	442	4.2
- Non-interest	11	278	(267)	(96.0)	11	197	(186)	(94.4)
ALL	(2,861)	(2,961)	100	(3.4)	(2,861)	(3,109)	248	(8.0)
Gross Income from Financial Intermediation	8,101	8,303	(202)	(2.4)	8,101	7,597	504	6.6
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,244	1,188	56	4.7	1,244	1,155	89	7.7
Fee and Commission Income	5,283	5,227	56	1.1	5,283	4,599	684	14.9
Personnel Expenses	(3,279)	(3,465)	186	(5.4)	(3,279)	(3,059)	(220)	7.2
Other Administrative Expenses	(3,486)	(3,848)	362	(9.4)	(3,486)	(3,455)	(31)	0.9
Tax Expenses	(1,114)	(1,254)	140	(11.2)	(1,114)	(1,123)	9	(0.8)
Equity in the Earnings (Losses) of Unconsolidated Companies	52	26	26	100.0	52	3	49	-
Other Operating Income/ (Expenses)	(1,391)	(1,232)	(159)	12.9	(1,391)	(1,170)	(221)	18.9
Operating Result	5,410	4,945	465	9.4	5,410	4,547	863	19.0
Non-Operating Result	(36)	(31)	(5)	16.1	(36)	(38)	2	(5.3)
Income Tax / Social Contribution	(1,871)	(1,696)	(175)	10.3	(1,871)	(1,538)	(333)	21.7
Non-controlling Interest	(30)	(19)	(11)	57.9	(30)	(28)	(2)	7.1
Adjusted Net Income	3,473	3,199	274	8.6	3,473	2,943	530	18.0

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco     9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

Return on Adjusted Average Equity (ROAE) reached 20.5% in March 2014, the best rate over the past 7 quarters. Such performance stems from the growth of adjusted net income, which increased by 8.6% in the quarterly comparison and 18.0% compared with the same period of the previous year. The main events that impacted adjusted net income are detailed below.

Adjusted net income came to R$ 3,473 million in the first quarter of 2014, up R$ 274 million compared to the previous quarter, mainly due to: (i) lower administrative and personnel expenses, basically reflecting continuous control over such expenses and seasonality of the fourth quarter, in which specific expenses are typically higher; (ii) lower tax expenses over operating revenues; (iii) lower provision for loan loss expenses, resulting from reduced delinquency levels; (iv) greater income from insurance, pension plans and capitalization bonds; and partially impacted by: (v) lower net interest income, due to the lower “non-interest” earning portion; and (vi) greater operating expenses, net of other operating income.

In the comparison between the first quarter of 2014 and the same period of the previous year, the adjusted net income increased by R$ 530 million, basically reflecting: (i) greater fee and commission income; (ii) lower provision for loan loss expenses, resulting from reduced delinquency levels; (iii) greater net interest income, reflecting the higher interest earning portion; and offset by: (iv) greater operating expenses, net of other operating income; and (v) greater administrative and personnel expenses, but still below inflation index variations within the period, as a result of the continued efforts in cost reduction areas, led by our Efficiency Committee.

Shareholders’ Equity stood at R$ 73,326 million in March 2014, up 5.6% over the same period of 2013. The Capital Adequacy Ratio stood at 15.7%, 11.9% of which fell under Tier I Capital.

Total Assets came to R$ 922,229 million in March 2014, up 3.1% over March 2013, driven by the increase in operations and greater business volume. Return on Average Assets (ROAA) came to 1.5%.

   10     Report on Economic and Financial Analysis – March 2014

        Press Release

Summarized Analysis of Adjusted Income
Efficiency Ratio (ER)

The accrued ER over the last 12 months(1) came to 41.9% in the first quarter of 2014, up 0.2 p.p. compared to the previous quarter, mainly driven by: (i) increase in fee and commission income and interest earning portion; and (ii) rigorous control over our operating expenses, which grew below inflation rates as a result of the continued efforts to reduce costs, led by our Efficiency Committee.

The “adjusted-to-risk” ER, which reflects the risk’s impact associated to loan operations(2), totaled 51.4%, up 0.7 p.p. and 1.2 p.p. compared to the previous quarter and the same period in 2013, respectively. This improvement was mainly influenced by the lower provision for loan loss expenses in the last 12 months, resulting from reduced delinquency levels, in addition to the aforementioned reasons.

The quarterly ER dropped from 42.5% in the fourth quarter of 2013 to 40.1% in the first quarter of 2014 (the best quarterly ER in the past 5 years), mainly due to: (i) lower administrative expenses, basically related to: (a) constant control of such expenses; and (b) the seasonal effect of the previous quarter, which mainly impacted advertising expenses; and (ii) lower personnel expenses, resulting from the higher concentration of vacation leaves in the quarter; and (iii) higher fee and commission income. In the year-over-year comparison, this index increased by 0.8 p.p., further evidencing: (i) the rigorous control over our operating expenses, despite the organic growth in the period, and salary adjustments via collective bargaining agreements, as a result of the continuous efforts to reduce costs, led by our Efficiency Committee; and (ii) higher fee and commission income and interest earning portion.

(1)    ER = (Personnel expenses – Employee Profit Sharing + Administrative Expenses) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), Bradesco’s ER in the last 12 months up to the first quarter of 2014 would be 45.0%; and

(2)    Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Bradesco     11

Press Release

Summarized Analysis of Adjusted Income
Net Interest Income

In the comparison between the first quarter of 2014 and the fourth quarter of 2013, the R$ 302 million reduction was mainly due to lower non-interest earning portion, totaling R$ 267 million, basically related to the Insurance business.

In the year-over-year comparison, net interest income rose by R$ 256 million, due to: (i) higher interest earning portion, totaling R$ 442 million, arising from greater business volume, particularly in the Loan and Funding business lines; and offset by: (ii) lower non-interest earning portion, totaling R$ 186 million, due to lower gains from the market arbitrage.

   12     Report on Economic and Financial Analysis – March 2014

        Press Release

Summarized Analysis of Adjusted Income
Interest Earning Portion – Annualized Average Rates

	R$ million
	1Q14			4Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,711	335,187	9.9%	7,850	326,997	10.0%
Funding	1,415	374,507	1.6%	1,401	352,160	1.6%
Insurance	964	136,692	2.9%	965	136,000	2.9%
Securities/Other	861	345,490	1.0%	770	316,691	1.0%
0
Net Interest Income	10,951	-	7.1%	10,986	-	7.1%
0
	1Q14			1Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,711	335,187	9.9%	7,414	298,495	10.3%
Funding	1,415	374,507	1.6%	949	326,424	1.2%
Insurance	964	136,692	2.9%	933	125,791	3.0%
Securities/Other	861	345,490	1.0%	1,213	303,865	1.6%
0
Net Interest Income	10,951	-	7.1%	10,509	-	7.2%

The annualized rate of the interest earning portion stood at 7.1% in the first quarter of 2014, remaining stable quarter-over-quarter.

Bradesco     13

Press Release

Summarized Analysis of Adjusted Income
Expanded Loan Portfolio(1)

In March 2014, Bradesco’s expanded loan portfolio totaled R$ 432.3 billion. The 1.2% growth in the quarter reflects an increase of: (i) 1.6% in Corporations; and (ii) 1.5% in Individuals.

In the last twelve months, this portfolio increased by 10.4%: (i) 12.0% in Corporations; (ii) 11.5% in Individuals; and (iii) 6.6% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing – corporate plan; and (ii) foreign transactions. In the Individual segment, the main highlights were: (i) real estate financing; (ii) payroll-deductible loan.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

Allowance for loan losses (ALL) stood at R$ 2,861 million in the first quarter of 2014, a 3.4% decrease compared to the previous quarter, despite the 1.6% loan portfolio increase – as defined by Bacen, resulting from the reduced delinquency level in the quarter. It is important to note that such quarterly reduction becomes relevant by considering the seasonality of tax and contribution payment and related expense concentration in the beginning of the year, which tend to negatively impact our clients’ payment capabilities.

In the year-over-year comparison, this expense reduced by 8.0%, despite the 10.2% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

It is important to note that such results, both in the quarter and the period, were due to the consistency of the loan granting policy and processes, quality of guarantees obtained, as well as the loan recovery process improvement.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

Bradesco     14

        Press Release

Summarized Analysis of Adjusted Income
Delinquency Ratio > 90 days(1)

Total delinquency ratio, which is based on transactions due over 90 days, had a decrease in the quarter and in the last twelve months. This reduction was impacted mainly by: (i) a change in the portfolio mix, led by growth in “payroll-deductible loan” and “real estate financing” products; (ii) continuous improvement of loan granting models and systems; and (iii) the development of internal loan risk monitoring models. We should also emphasize the continuous reduction in the Individual indicator for this period.

(1)   As defined by the Brazilian Central Bank (Bacen).

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

   15     Report on Economic and Financial Analysis – March 2014

Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept.

In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support eventual stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In March 2014, these ratios stood at comfortable levels, reaching 153.7% and 193.8%, respectively.

The reduction in the Coverage Ratio over 60 days seen in the quarter is related to seasonal effects.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

Bradesco     16

        Press Release

Summarized Analysis of Adjusted Income
Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the first quarter of 2014 stood at R$ 1.040 billion (R$ 1.001 billion in the fourth quarter of 2013), up 3.9% compared to the previous quarter, for annualized Return on Adjusted Shareholders’ Equity of 26.0%.

In the comparison between the first quarter of 2014 and the same period of the previous year, Net Income increased by 11.8%.

(1)     Excluding additional provisions.

	R$ million (unless otherwise stated)
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	Variation %
									1Q14 x 4Q13	1Q14 x 1Q13
Net Income	1,040	1,001	878	931	930	964	837	881	3.9	11.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,450	14,492	11,069	13,238	10,953	13,216	10,104	11,570	(21.0)	4.5
Technical Reserves	137,751	136,229	133,554	131,819	127,367	124,217	117,807	111,789	1.1	8.2
Financial Assets	147,725	146,064	143,423	141,984	141,535	141,540	133,738	128,526	1.1	4.4
Claims Ratio (%)	70.1	71.1	72.7	71.1	69.6	70.5	70.4	71.3	(1.0) p.p.	0.5 p.p.
Combined Ratio (%)	86.4	86.1	86.9	85.5	86.0	86.6	86.5	85.0	0.3 p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	45,260	45,675	45,292	44,215	42,941	43,065	42,363	41,898	(0.9)	5.4
Employees (unit)	7,265	7,383	7,462	7,493	7,510	7,554	7,545	7,478	(1.6)	(3.3)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	N/A	24.2	23.8	24.0	22.4	24.8	24.3	24.8	-	-

(1)   The fourth quarter of 2013 includes the latest data released by Susep (November/13).

NA – Not available.

Note: For comparison purposes regarding the indexes for the aforementioned periods, the effects of non-recurring events are not considered.

   17     Report on Economic and Financial Analysis – March 2014

        Press Release

Summarized Analysis of Adjusted Income

Depending on the concentration of pension plan contributions, which historically apply in the last quarter of the fiscal year, income did not reach the same performance when compared to the fourth quarter of 2013.

Net income in the first quarter of 2014 was 3.9% higher compared to the previous quarter, basically due to: (i) 1.0 p.p. reduction in claims ratio; (ii) higher equity result; and (iii) lower administrative expenses, despite the collective bargaining agreement signed in January 2014.

Production increased 4.5% when compared to the same period in the previous year, led by Health, Capitalization Bond and Auto/RE/Other products, which grew 23.3%, 22.6% and 22.0%, respectively.

Net income in the first quarter of 2014 was 11.8% higher compared to the same period in the previous year, due to: (i) 4.5% increase in revenue; (ii) improved financial and equity income; and (iii) stability of the claims ratio.

Grupo Bradesco Seguros’ capital levels are in compliance with the regulatory requirements and the global standards (Solvency II), with a leverage of 2.6 times its Shareholders’ Equity in the period.

Bradesco     18

Press Release

Summarized Analysis of Adjusted Income
Fee and Commission Income

In the first quarter of 2014, fee and commission income came to R$ 5,283 million, up R$ 56 million over the previous quarter, mainly due to the excellent performance of underwriting/ financial advisory revenues in the quarter.

In the comparison between the first quarter of 2014 and the same period of the previous year, the increase of R$ 684 million, or 14.9%, is due mainly to the increased customer base combined with higher volume of operations, resulting from ongoing investments in customer service channels and technology. It is important to note that the revenues that contributed the most towards this result during this period were: (i) a good performance by the credit card segment, driven by the growth in: (a) quantity of cards, (b) revenue and (c) transactions; and (ii) improved checking account revenues, resulting from a higher business volume and an increase in the checking account holder base, which posted net growth of 760 thousand current checking account holders; (iii) higher gains from operations in the capital market (underwriting / financial advisory services); (iv) greater loan operation revenue, resulting from the greater volume of operations and sureties and guarantees in the period; and revenue gains in: (v) collection; and (vi) consortium management.

Bradesco     19

        Press Release

Summarized Analysis of Adjusted Income
Personnel Expenses

In the first quarter of 2014, the R$ 186 million decrease from the previous quarter is a result of variations in:

•         structural expenses – reduction of R$ 86 million, particularly due to the higher concentration of vacation leaves that typically occur in the first quarter of each year; and

•         non-structural expenses – reduction of R$ 100 million, mostly related to lower expenses associated: (i) to the provision for labor claims; (ii) training expenses; and (iii) employee and management profit sharing expenses.

In the comparison between the first quarter of 2014 and the same period of the previous year, the R$ 220 million increase was mainly due to:

•         the amount of R$ 156 million of structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per respective collective bargaining agreements; and

• non-structural expenses totaling R$ 64 million, which result mainly from greater expenses with: (i) employee and management profit sharing expenses; and (ii) provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

   20     Report on Economic and Financial Analysis – March 2014

Press Release

Summarized Analysis of Adjusted Income
Administrative Expenses

Despite the higher expenses with (i) the opening of 3,792 service points in the period, mainly Bradesco Expresso points, for a total of 73,320 service points on March 31, 2014, and (ii) the increase in business and service volume in the period, the administrative expenses increased only 0.9% compared to the same period of the previous year, as a result of the continued efforts to reduce costs, led by our Efficiency Committee. It is worth noting that IPCA and IGP-M inflation indexes reached 6.2% and 7.3% respectively, in the last 12 months.

In the first quarter of 2014, the 9.4% reduction in administrative expenses, compared to the previous quarter, were mainly due to lower expenses with: (i) outsourced services; (ii) data processing; and (iii) maintenance and preservation of assets, mainly impacted by the seasonality effect of increased transactions and services contracted inthe fourth quarter; and (iv) advertising, due to the reinforced investments in institutional positioning and support initiatives, as well as loan product offers carried out by late 2013.

Other Operating Income and Expenses

In the first quarter of 2014, other operating expenses, net of other operating income, came to R$ 1,391 million, up R$ 159 million compared to the previous quarter, and up R$ 221 million compared to the first quarter of 2013, mainly due to greater expenses with operating provisions, mainly: (i) liability contingencies; and (ii) provision for the Credit Card loyalty program.

Bradesco     21

        Press Release

Summarized Analysis of Adjusted Income
Income Tax and Social Contribution

Income tax and social contribution increased 10.3% in comparison with the previous quarter and 21.7% year-over-year, mainly due to the increase in taxable result.

The income tax and social contribution (IR/CS) rate stood at 34.8% in the first quarter of 2014, stabilized compared to the previous quarter.

Unrealized Gains

Unrealized gains totaled R$ 14,978 million in the first quarter of 2014, a R$ 1,110 million increase from the previous quarter. Such variation was mainly due to the appreciation of investments, particularly Cielo shares, which increased by 12.2% in the quarter.

   22     Report on Economic and Financial Analysis – March 2014

Press Release

Economic Scenario

The first quarter of 2014 was marked by two key milestones in the global scenario. By February, there was still uncertainty regarding the development of top economies and increase of financial volatility within emerging markets. Such scenario improved as of March, upon the recovery of financial flows into emerging countries.

In the U.S., the surprising downturn of several economic indexes was related to the unusually adverse scenario witnessed in the past few months. More recently, after this winter, most indexes began trending towards a more favorable scenario, effectively dispersing all concerns that arose earlier in the year. In January, the Federal Reserve began reducing the rate of monetary stimuli, while also indicating a gradual recovery of its reference interest rate. In China, signs of economic downturn and news of corporate issues were under the spotlight, ultimately raising general concerns regarding a steep downturn, within a troubling scenario regarding the local financial system. However, the local government presented an expansion goal of 7.5% for this year and announced the adoption of stimuli in April, indicating that the growth rate tends towards a slight decline, free from any hard-landing scenario.

In the commodities market, temporary factors, particularly climate and geopolitical aspects, have been applying bullish pressure over prices, with relevant exceptions for Brazil, such as iron ore. Looking forward, the gradual long interest rate increase scenario in the U.S., lowered Chinese demand, and full-fledged offer expansion in some segments tend towards a bearish bias for primary goods quotes. At the same time, this scenario raises macroeconomic policy management challenges faced by emerging countries, which must now adapt to a new global capital flow funding standard.

Meanwhile, the same challenging global scenario also generates valuable opportunities, especially for countries that adopt effective economic and institutional differentiation measures. In this sense, the reinforced tax commitment and stability of anti-inflation measures in Brazil must be positively valuated, since they contribute towards ensuring a higher and more sustainable economic growth in the future. Indeed, measures that stabilize macroeconomic volatility in lower levels must be perceived as valuable by society in general.

Production investments tend to play an increasingly relevant role in growth composition in upcoming years, benefited by the recent concession program in the infrastructure area, pre-salt exploration opportunities, and major sports events. At the same time, the continuous search for excellence in education constitutes another front through which the country can leverage competitiveness. It is important to note that the main long-term driver of economic development is productivity.

Bradesco maintains a positive outlook regarding Brazil, with favorable perspectives in its operating segments. Credit volume is growing at sustainable and risk-compatible rates, while individual delinquency continues to drop and corporate delinquency has already been leashed. Thanks to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

Bradesco     23

        Press Release

Main Economic Indicators

Main Indicators (%)	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Interbank Deposit Certificate (CDI)	2.40	2.31	2.12	1.79	1.61	1.70	1.91	2.09
Ibovespa	(2.12)	(1.59)	10.29	(15.78)	(7.55)	3.00	8.87	(15.74)
USD – Commercial Rate	(3.40)	5.05	0.65	10.02	(1.45)	0.64	0.46	10.93
General Price Index - Market (IGP-M)	2.55	1.75	1.92	0.90	0.85	0.68	3.79	2.56
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	2.18	2.04	0.62	1.18	1.94	1.99	1.42	1.08
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.24	1.36	1.36	1.48
Reference Interest Rate (TR)	0.19	0.16	0.03	-	-	-	0.03	0.07
Savings Account (Old Rule) (1)	1.70	1.67	1.54	1.51	1.51	1.51	1.53	1.58
Savings Account (New Rule) (1)	1.70	1.67	1.47	1.30	1.25	1.26	1.40	-
Business Days (number)	61	64	66	63	60	62	64	62
Indicators (Closing Rate)	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12
USD – Commercial Selling Rate - (R$)	2.2630	2.3426	2.2300	2.2156	2.0138	2.0435	2.0306	2.0213
Euro - (R$)	3.1175	3.2265	3.0181	2.8827	2.5853	2.6954	2.6109	2.5606
Country Risk (points)	228	224	236	237	189	142	166	208
Basic Selic Rate Copom (% p.a.)	10.75	10.00	9.00	8.00	7.25	7.25	7.50	8.50
BM&F Fixed Rate (% p.a.)	11.38	10.57	10.07	9.39	7.92	7.14	7.48	7.57

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections for 2016

%	2014	2015	2016
USD - Commercial Rate (year-end) - R$	2.40	2.45	2.53
Extended Consumer Price Index (IPCA)	6.30	6.00	5.00
General Price Index - Market (IGP-M)	6.40	6.00	5.00
Selic (year-end)	11.00	12.00	10.00
Gross Domestic Product (GDP)	2.10	2.50	3.50

   24     Report on Economic and Financial Analysis – March 2014

        Press Release

Guidance

Bradesco’s Outlook for 2014

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	10 to 14%
Individuals	11 to 15%
Companies	9 to 13%
Interest Earning Portion	6 to 10%
Fee and Commission Income	9 to 13%
Operating Expenses (2)	3 to 6%
Insurance Premiums	9 to 12%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

   25     Report on Economic and Financial Analysis – March 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2014

	R$ million
	1Q14
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	12,770	(332)	64	(113)	(804)	-	-	(623)	10,962	-	10,962
ALL	(3,251)	-	-	-	496	(106)	-	-	(2,861)	-	(2,861)
Gross Income from Financial Intermediation	9,519	(332)	64	(113)	(308)	(106)	-	(623)	8,101	-	8,101
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,244	-	-	-	-	-	-	-	1,244	-	1,244
Fee and Commission Income	5,190	-	-	-	-	-	93	-	5,283	-	5,283
Personnel Expenses	(3,279)	-	-	-	-	-	-	-	(3,279)	-	(3,279)
Other Administrative Expenses	(3,515)	-	-	-	-	-	29	-	(3,486)	-	(3,486)
Tax Expenses	(1,141)	-	-	-	(12)	-	-	39	(1,114)	-	(1,114)
Equity in the Earnings (Losses) of Unconsolidated Companies	52	-	-	-	-	-	-	-	52	-	52
Other Operating Income/Expenses	(2,052)	332	(64)	113	320	33	(122)	-	(1,441)	50	(1,391)
Operating Result	6,018	-	-	-	-	(73)	-	(584)	5,360	50	5,410
Non-Operating Result	(109)	-	-	-	-	73	-	-	(36)	-	(36)
Income Tax / Social Contribution and Non-controlling Interest	(2,465)	-	-	-	-	-	-	584	(1,881)	(20)	(1,901)
Net Income	3,443	-	-	-	-	-	-	-	3,443	30	3,473

(1)   Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;

(2)   Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(3)   Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(4)   Income from Loan Recovery classified under the item “Net Interest Income,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Net Interest Income” were reclassified to the item “Provision for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to items “Provision for Loan Loss (ALL) Expenses”;

(5)   Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses”;

(6)   Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(7)   Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)   For more information see page 8 of this chapter; and

(9)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco     26

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2013

	R$ million
	4Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	4,791	(348)	(50)	69	(871)	35	-	932	4,558	6,706	11,264
ALL	(3,137)	-	-	-	309	(133)	-	-	(2,961)	-	(2,961)
Gross Income from Financial Intermediation	1,654	(348)	(50)	69	(562)	(98)	-	932	1,597	6,706	8,303
Income from Insurance, Pension Plans and Capitalization Bonds (9)	4,173	-	-	-	-	-	-	-	4,173	(2,985)	1,188
Fee and Commission Income	5,157	-	-	-	-	-	70	-	5,227	-	5,227
Personnel Expenses	(3,465)	-	-	-	-	-	-	-	(3,465)	-	(3,465)
Other Administrative Expenses	(3,931)	-	-	-	-	-	83	-	(3,848)	-	(3,848)
Tax Expenses	(1,096)	-	-	-	(16)	-	-	(101)	(1,213)	(40)	(1,254)
Equity in the Earnings (Losses) of Unconsolidated Companies	26	-	-	-	-	-	-	-	26	-	26
Other Operating Income/Expenses	(534)	348	50	(69)	578	18	(153)	-	238	(1,468)	(1,232)
Operating Result	1,982	-	-	-	-	(80)	-	831	2,733	2,213	4,945
Non-Operating Result	(156)	-	-	-	-	80	-	-	(76)	45	(31)
Income Tax / Social Contribution and Non-controlling Interest	1,253	-	-	-	-	-	-	(831)	422	(2,138)	(1,715)
Net Income	3,079	-	-	-	-	-	-	-	3,079	120	3,199

(1)   Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;

(2)   Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(3)   Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(4)   Income from Loan Recovery classified under the item “Net Interest Income,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Net Interest Income” were reclassified to the item “Provision for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to items “Provision for Loan Loss (ALL) Expenses”;

(5)   Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses’ / “Net Interest Income”;

(6)   Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(7)   Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)   For more information see page 8 of this chapter; and

(9)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   27     Report on Economic and Financial Analysis – March 2014

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2013

	R$ million
	1Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	11,928	(299)	16	(41)	(644)	-	-	(254)	10,706	-	10,706
ALL	(3,475)	-	-	-	410	(44)	-	-	(3,109)	-	(3,109)
Gross Income from Financial Intermediation	8,453	(299)	16	(41)	(234)	(44)	-	(254)	7,597	-	7,597
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,155	-	-	-	-	-	-	-	1,155	-	1,155
Fee and Commission Income	4,508	-	-	-	-	-	91	-	4,599	-	4,599
Personnel Expenses	(3,059)	-	-	-	-	-	-	-	(3,059)	-	(3,059)
Other Administrative Expenses	(3,368)	-	-	-	-	-	(87)	-	(3,455)	-	(3,455)
Tax Expenses	(1,140)	-	-	-	(11)	-	-	28	(1,123)	-	(1,123)
Equity in the Earnings (Losses) of Unconsolidated Companies	3	-	-	-	-	-	-	-	3	-	3
Other Operating Income/Expenses	(1,799)	299	(16)	41	245	24	(4)	-	(1,210)	40	(1,170)
Operating Result	4,753	-	-	-	-	(20)	-	(226)	4,507	40	4,547
Non-Operating Result	(58)	-	-	-	-	20	-	-	(38)	-	(38)
Income Tax / Social Contribution and Non-controlling Interest	(1,776)	-	-	-	-	-	-	226	(1,550)	(16)	(1,566)
Net Income	2,919	-	-	-	-	-	-	-	2,919	24	2,943

(1)   Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;

(2)   Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(3)   Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(4)   Income from Loan Recovery classified under the item “Net Interest Income,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Net Interest Income” were reclassified to the item “Provision for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses”;

(5)   Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses”;

(6)   Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(7)   Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)   For more information see page 8 of this chapter; and

(9)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

       Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12
Assets
Current and Long-Term Assets	906,760	892,495	892,363	881,121	879,192	864,279	840,295	815,063
Cash and Cash Equivalents	12,110	12,196	16,427	16,180	11,347	12,077	12,944	13,997
Interbank Investments	127,014	135,456	144,967	147,485	171,333	151,813	126,772	92,858
Securities and Derivative Financial Instruments	321,970	313,327	313,679	309,027	300,600	315,487	319,537	322,507
Interbank and Interdepartmental Accounts	61,740	56,995	52,121	52,150	52,769	49,762	56,276	62,510
Loan and Leasing Operations	301,914	296,629	286,899	281,982	276,022	267,940	262,748	258,242
Allowance for Loan Losses (ALL) (1)	(21,051)	(21,349)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)
Other Receivables and Assets	103,063	99,241	99,746	95,752	88,480	88,499	82,933	85,631
Permanent Assets	15,469	15,644	15,331	15,576	15,275	14,813	15,993	15,457
Investments	1,871	1,830	1,910	1,920	1,867	1,865	1,907	1,889
Premises and Leased Assets	4,597	4,668	4,392	4,464	4,550	4,678	4,500	4,523
Intangible Assets	9,001	9,146	9,029	9,192	8,858	8,270	9,586	9,045
Total	922,229	908,139	907,694	896,697	894,467	879,092	856,288	830,520
*
Liabilities
Current and Long-Term Liabilities	847,794	835,917	839,393	829,426	823,788	807,799	789,036	765,398
Deposits	218,709	218,063	216,778	208,485	205,870	211,858	212,869	217,070
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	250,716	256,279	258,580	266,825	281,045	255,591	245,538	225,974
Funds from Issuance of Securities	64,511	57,654	55,427	53,821	47,832	51,359	53,810	51,158
Interbank and Interdepartmental Accounts	5,343	6,864	4,806	3,793	3,815	5,667	3,649	3,618
Borrowing and Onlending	56,724	56,095	51,307	49,121	46,209	44,187	45,399	47,895
Derivative Financial Instruments	3,894	1,808	3,238	3,141	2,590	4,001	4,148	3,568
Reserves for Insurance, Pension Plans and Capitalization Bonds	137,751	136,229	133,554	131,819	127,367	124,217	117,807	111,789
Other Liabilities	110,146	102,925	115,703	112,421	109,060	110,919	105,816	104,326
Deferred Income	560	677	676	661	632	658	619	615
Non-controlling Interest in Subsidiaries	549	605	592	582	605	588	586	587
Shareholders' Equity	73,326	70,940	67,033	66,028	69,442	70,047	66,047	63,920
Total	922,229	908,139	907,694	896,697	894,467	879,092	856,288	830,520

(1) Including the allowance for guarantees provided, the allowance for loan losses totals R$ 21,407 million.

  30  Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Net Interest Income	10,962	11,264	10,729	10,587	10,706	11,109	10,955	11,034
- Interest	10,951	10,986	10,622	10,569	10,509	10,678	10,603	10,518
- Non-interest	11	278	107	18	197	431	352	516
ALL	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)
Gross Income from Financial Intermediation	8,101	8,303	7,848	7,493	7,597	7,899	7,652	7,627
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,244	1,188	1,100	1,028	1,155	955	1,029	953
Fee and Commission Income	5,283	5,227	4,977	4,983	4,599	4,675	4,438	4,281
Personnel Expenses	(3,279)	(3,465)	(3,346)	(3,191)	(3,059)	(3,142)	(3,119)	(3,047)
Other Administrative Expenses	(3,486)	(3,848)	(3,631)	(3,578)	(3,455)	(3,755)	(3,565)	(3,441)
Tax Expenses	(1,114)	(1,254)	(987)	(1,017)	(1,123)	(1,098)	(1,038)	(991)
Equity in the Earnings (Losses) of Unconsolidated Companies	52	26	2	12	3	45	45	19
Other Operating Income/ (Expenses)	(1,391)	(1,232)	(1,194)	(1,147)	(1,170)	(1,130)	(1,054)	(1,035)
Operating Result	5,410	4,945	4,769	4,583	4,547	4,449	4,388	4,366
Non-Operating Result	(36)	(31)	(27)	(24)	(38)	(29)	(20)	(22)
Income Tax and Social Contribution	(1,871)	(1,696)	(1,638)	(1,553)	(1,538)	(1,488)	(1,455)	(1,461)
Non-controlling Interest	(30)	(19)	(22)	(28)	(28)	(14)	(20)	(16)
Adjusted Net Income	3,473	3,199	3,082	2,978	2,943	2,918	2,893	2,867

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Interest and Non-Interest Earning Portion

Net Interest Income Breakdown

0Bradesco      31

        Economic and Financial Analysis

Interest and Non-Interest Earning Portion

Average Net Interest Income Rate

	R$ million
	Net Interest Income
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Interest - due to volume				350	1,206
Interest - due to spread				(385)	(764)
- Interest Earning Portion	10,951	10,986	10,509	(35)	442
- Non-Interest Earning Portion	11	278	197	(267)	(186)
Net Interest Income	10,962	11,264	10,706	(302)	256
Average Margin Rate (1)	7.2%	7.3%	7.3%

 (1) Average Net Interest Income Rate = (Net Interest Income / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized

In the comparison between the first quarter of 2014 and the previous quarter, the R$ 302 million reduction was mainly due to: (i) lower non-interest earning portion, totaling R$ 267 million, basically related to the Insurance business; and (ii) lower interest earning portion, totaling R$ 35 million.

In the year-over-year comparison, net interest income rose by R$ 256 million, due to: (i) higher interest earning portion, totaling R$ 442 million, arising from greater business volume, particularly in the Loan and Funding business lines; and offset by: (ii) lower non-interest earning portion, totaling R$ 186 million, due to lower gains from the market arbitrage.

Interest Earning Portion

Interest Earning Portion Breakdown

	R$ million
	Interest Earning Portion Breakdown
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Loans	7,711	7,850	7,414	(139)	297
Funding	1,415	1,401	949	14	466
Insurance	964	965	933	(1)	31
Securities/Other	861	770	1,213	91	(352)
Interest Earning Portion	10,951	10,986	10,509	(35)	442

The interest earning portion stood at R$ 10,951 million in the first quarter of 2014, against R$ 10,986 million recorded in the fourth quarter of 2013, down R$ 35 million. The most affected business lines were (i) Loans, duly detailed in the Loan Net Interest Income – Interest items, down R$ 139 million, and offset by (ii) Securities/Other, up R$ 91 million.

In the year-over-year comparison, the interest earning portion increased by R$ 442 million. The business lines that most contributed to this increase were Funding and Loans.

   32   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Interest Earning Portion

Interest Earning Portion – Rates

The annualized rate of the interest earning portion stood at 7.1% in the first quarter of 2014, remaining stable quarter-over-quarter.

Interest Earning Portion – Annualized Average Rates

						R$ million
	1Q14			4Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,711	335,187	9.9%	7,850	326,997	10.0%
Funding	1,415	374,507	1.6%	1,401	352,160	1.6%
Insurance	964	136,692	2.9%	965	136,000	2.9%
Securities/Other	861	345,490	1.0%	770	316,691	1.0%

Interest Earning Portion	10,951	-	7.1%	10,986	-	7.1%
*
		1Q14			1Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,711	335,187	9.9%	7,414	298,495	10.3%
Funding	1,415	374,507	1.6%	949	326,424	1.2%
Insurance	964	136,692	2.9%	933	125,791	3.0%
Securities/Other	861	345,490	1.0%	1,213	303,865	1.6%

Interest Earning Portion	10,951	-	7.1%	10,509	-	7.2%

Bradesco      33

        Economic and Financial Analysis

Loan Interest Earning Portion

Loan Net Interest Income - Breakdown

	R$ million
	Net Interest Income - Loan
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Interest - due to volume				188	844
Interest - due to spread				(327)	(547)
Interest Earning Portion	7,711	7,850	7,414	(139)	297
Income	13,663	14,243	12,462	(580)	1,201
Expenses	(5,952)	(6,393)	(5,048)	441	(904)

In the first quarter of 2014, net interest income from loan operations reached R$ 7,711 million, down R$ 139 million over the fourth quarter of 2013. The variation is the result of: (i) the R$ 327 million decrease in the average spread; and offset by: (ii) the R$ 188 million increase in average business volume.

In the year-over-year comparison, the net interest income increased by R$ 297 million. The variation is the result of: (i) an R$ 844 million increase in the volume of operations; and partially offset by: (ii) the decrease in the average spread, amounting to R$ 547 million, mainly affected by the drop in interest rates used and the change in loan portfolio mix.

   34   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Loan Interest Earning Portion

Loan Net Interest Income - Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (a specific rate by type of operation and term).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among other.

The net margin curve, which refers to loan interest income net of ALL, was down 0.8% in the first quarter of 2014, compared to the previous quarter. In the year-over-year comparison, net margin was up 12.7% mainly due to: (i) increase in business volume; and (ii) reduction in delinquency costs.

Bradesco      35

        Economic and Financial Analysis

Loan Interest Earning Portion

Expanded Loan Portfolio(1)

In March 2014, the expanded loan portfolio stood at R$ 432.3 billion, up 1.2% in the quarter and 10.4% over the last 12 months.

The quarterly results were mainly led by an increase of 1.6% for Corporations and 1.5% for Individuals and, over the last 12 months, an increase of 12.0% for Corporations and 11.5% for Individuals.

(1) In addition to the loan portfolio, includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds - FIDC, mortgage-backed receivables – CRI and rural loans.

For further information, refer to page 42 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of expanded loan portfolio products for Individuals is presented below:

Individuals	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
CDC / Vehicle Leasing	26,030	27,251	30,112	(4.5)	(13.6)
Payroll-deductible Loan	28,100	26,786	22,448	4.9	25.2
Credit Card	23,290	23,915	20,263	(2.6)	14.9
Personal Loans	16,602	16,476	15,408	0.8	7.7
Real Estate Financing	14,521	13,602	10,642	6.8	36.5
Rural Loans	8,813	8,393	6,806	5.0	29.5
BNDES/Finame Onlending	7,014	6,803	6,187	3.1	13.4
Overdraft Facilities	3,792	3,313	3,424	14.5	10.7
Sureties and Guarantees	282	187	362	50.9	(22.0)
Other	4,208	4,025	3,360	4.6	25.2
Total	132,652	130,750	119,013	1.5	11.5

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

Individual segment operations grew by 1.5% in the quarter and 11.5% over the last 12 months. The lines that most contributed to this increase, both in the quarter and over the last 12 months, were: (i) real estate financing; and (ii) payroll-deductible loan.

   36   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Loan Interest Earning Portion

A breakdown of expanded loan portfolio products for Corporations is presented below:

Corporate	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
Working Capital	43,304	45,599	44,992	(5.0)	(3.8)
BNDES/Finame Onlending	33,771	33,740	31,639	0.1	6.7
Operations Abroad	31,778	32,003	24,542	(0.7)	29.5
Real Estate Financing - Corporate Plan	20,900	15,870	13,305	31.7	57.1
Export Financing	15,814	15,366	14,841	2.9	6.6
Credit Card	13,053	13,325	13,558	(2.0)	(3.7)
CDC / Leasing	12,840	13,009	13,116	(1.3)	(2.1)
Overdraft Account	11,060	10,410	10,558	6.2	4.8
Rural Loans	6,054	5,258	4,842	15.1	25.0
Sureties and Guarantees	67,235	67,399	59,366	(0.2)	13.3
Operations bearing Loan Risk - Commercial Portfolio (1)	33,342	33,104	30,833	0.7	8.1
Other	10,495	11,440	11,076	(8.3)	(5.2)
Total	299,645	296,523	272,668	1.1	9.9

(1) Including debenture and promissory note operations.

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

Corporate segment operations grew by 1.1% in the quarter and 9.9% in the last 12 months. The highlights of the quarter were the following lines: (i) real estate financing – corporate plan; and (ii) guaranteed account. In the last 12 months, the lines that most contributed to the growth were: (i) real estate financing – corporate plan; and (ii) foreign transactions.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to consumer financing of individual customers, which stood at R$ 94.3 billion in March 2014, down 0.4% over the quarter and up 6.4% over the last 12 months.

The following types of credit are highlighted for March 2014: (i) personal loans, including payroll-deductible loans, totaling R$ 44.7 billion; and (ii) Vehicle CDC/leasing, totaling R$ 26.0 billion, which together totaled
R$ 70.7 billion, accounting for 75.0% of the consumer financing balance.

(1) Including vehicle CDC/leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants operations.

Bradesco      37

        Economic and Financial Analysis

Loan Interest Earning Portion

Breakdown of the Vehicle Portfolio

	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
CDC Portfolio	33,596	34,541	35,943	(2.7)	(6.5)
Individuals	25,487	26,557	28,662	(4.0)	(11.1)
Corporate	8,109	7,984	7,281	1.6	11.4
Leasing Portfolio	2,358	2,708	4,078	(12.9)	(42.2)
Individuals	543	693	1,450	(21.6)	(62.6)
Corporate	1,815	2,015	2,628	(9.9)	(30.9)
Finame Portfolio	11,404	11,243	10,690	1.4	6.7
Individuals	757	794	888	(4.7)	(14.8)
Corporate	10,647	10,449	9,802	1.9	8.6
Total	47,358	48,492	50,711	(2.3)	(6.6)
Individuals	26,787	28,044	31,000	(4.5)	(13.6)
Corporate	20,571	20,448	19,711	0.6	4.4

Vehicle financing operations (individual and corporate customers) totaled R$ 47.4 billion in March 2014, presenting a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 70.9% corresponds to CDC, 24.1% to Finame, and 5.0% to Leasing. Individuals represented 56.6% of the portfolio, while corporate customers accounted for the remaining 43.4%.

Expanded Loan Portfolio Concentration - by Sector

The Public Sector share of the expanded loan portfolio by sector increased both in the quarter and the last 12 months.

Activity Sector						R$ million
	Mar14%		Dec13%		Mar13%
Public Sector	7,052	1.6	3,266	0.8	619	0.2
Private Sector	425,245	98.4	424,007	99.2	391,063	99.8
0
Corporate	292,593	67.7	293,257	68.6	272,050	69.5
Industry	88,796	20.5	89,857	21.0	88,745	22.7
Commerce	58,692	13.6	59,032	13.8	57,928	14.8
Financial Intermediaries	9,670	2.2	8,890	2.1	7,483	1.9
Services	131,303	30.4	130,829	30.6	113,991	29.1
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	4,131	1.0	4,649	1.1	3,903	1.0
Individuals	132,652	30.7	130,750	30.6	119,013	30.4
Total	432,297	100.0	427,273	100.0	391,682	100.0

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

   38   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio

Of the R$ 40.6 billion growth in the expanded loan portfolio over the last 12 months, new borrowers accounted for R$ 31.3 billion, or 77.0%, representing 7.2% of the portfolio in March 2014.

(1) Including new loans, contracted over the last 12 months, by customers with operations as of March 2013.

Bradesco      39

        Economic and Financial Analysis

Loan Financial Margin – Interest

Changes in the Expanded Loan Portfolio - By Rating

The chart below shows that the great majority of new borrowers, as well as that of remaining debtors from March 2013 (customers that remained in the loan portfolio for at least 12 months) were classified under AA-C ratings, demonstrating the adequacy and consistency of the loan assignment and monitoring policy and processes, as well as the quality of guarantees.

Changes in the Extended Loan Portfolio by Rating between March 2013 and 2014
Rating	Total Loan as at March 2014		New Customers from April 2013 and March 2014		Remaining Debtors as at March 2013
	R$ million	%	R$ million	%	R$ million	%
AA - C	406,134	93.9	29,478	94.3	376,656	93.9
D	7,249	1.7	308	1.0	6,941	1.7
E - H	18,914	4.4	1,479	4.7	17,435	4.4
Total	432,297	100.0	31,265	100.0	401,032	100.0

Expanded Loan Portfolio - By Customer Profile

The table below presents the changes in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
Corporations	186,865	183,846	166,905	1.6	12.0
SMEs	112,780	112,677	105,764	0.1	6.6
Individuals	132,652	130,750	119,013	1.5	11.5
Total Loan Operations	432,297	427,273	391,682	1.2	10.4

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

Expanded Loan Portfolio – By Customer Profile and Rating (%)

AA-C rated loans remained stable in the quarter and increased over the last 12 months.

Customer Profile	By Rating
		Mar14			Dec13			Mar13
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.0	0.9	1.1	98.0	0.8	1.2	98.6	0.9	0.4
SMEs	90.6	2.9	6.4	90.5	3.1	6.3	90.4	3.5	6.2
Individuals	91.1	1.7	7.2	90.9	1.6	7.5	89.2	2.2	8.6
Total	93.9	1.7	4.4	93.9	1.7	4.4	93.5	2.0	4.5

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

   40   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - By Business Segment

The quarterly growth of the expanded loan portfolio by business segment was led by the Prime, Retail and Corporate segments. The Prime, Retail, and Corporate segments recorded the highest increase over the last 12 months.

Business Segments	R$ million						Variation %
	Mar14%		Dec13%		Mar13%		Quarter	12M
Retail	120,032	27.8	118,314	27.7	107,033	27.3	1.5	12.1
Corporate	189,040	43.7	186,447	43.6	171,729	43.8	1.4	10.1
Middle Market	48,333	11.2	47,751	11.2	43,410	11.1	1.2	11.3
Prime	19,641	4.5	18,999	4.4	16,170	4.1	3.4	21.5
Other / Non-account Holders (1)	55,251	12.8	55,763	13.1	53,340	13.7	(0.9)	3.6
Total	432,297	100.0	427,273	100.0	391,682	100.0	1.2	10.4

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

(1) Mostly non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$ 16.2 billion in March 2014 (US$ 16.0 billion in December 2013 and US$ 14.9 billion in March 2013), up 1.3% in the quarter and 8.7% over the last 12 months, in U.S. Dollars. In Brazilian Reais, such operations totaled R$ 36.7 billion in March 2014 (R$ 37.4 billion in December 2013 and R$ 29.9 billion in March 2013), down 1.9% in the quarter and up 22.7% over the last 12 months.

In March 2014, total loan operations in Reais stood at R$ 395.6 billion (R$ 389.8 billion in December 2013 and R$ 361.7 billion in March 2013), up 1.5% in the quarter and 9.4% in the last 12 months.

Bradesco      41

        Economic and Financial Analysis

Loan Financial Margin – Interest

Expanded Loan Portfolio - by Debtor

The level of credit concentration among the largest debtors was slightly higher when compared to the previous quarter, remaining stable year-over-year. The portfolio quality of the 100 largest borrowers presented a slight decrease over the quarter, based on the AA-A rating valuation.

Loan Portfolio(1) – By Type

All operations bearing credit risk stood at R$ 457.5 billion, up 1.6% in the quarter and 10.7% in the last 12 months.

	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
Loans and Discounted Securities	157,271	156,884	144,724	0.2	8.7
Financing	117,900	114,032	106,780	3.4	10.4
Rural and Agribusiness Financing	21,474	20,000	17,238	7.4	24.6
Leasing Operations	5,271	5,713	7,280	(7.7)	(27.6)
Advances on Exchange Contracts	6,459	5,765	6,023	12.0	7.2
Other Loans	19,884	20,667	15,838	(3.8)	25.5
Subtotal Loan Operations (2)	328,257	323,061	297,883	1.6	10.2
Sureties and Guarantees Granted (Memorandum Accounts)	67,518	67,586	59,728	(0.1)	13.0
Operations bearing Credit Risk - Commercial Portfolio (3)	33,342	33,104	30,833	0.7	8.1
Letters of Credit (Memorandum Accounts)	445	795	1,401	(44.0)	(68.2)
Advances from Credit Card Receivables	1,100	1,011	1,206	8.7	(8.8)
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	1,525	1,607	512	(5.1)	197.8
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	111	108	119	2.7	(6.7)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	432,297	427,273	391,682	1.2	10.4
Other Operations Bearing Credit Risk (4)	25,230	22,915	21,590	10.1	16.9
Total Operations bearing Credit Risk	457,527	450,189	413,273	1.6	10.7

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Including debenture and promissory note operations; and

(4) Including CDI operations, international treasury, swaps, forward currency contracts and investments in FIDC and CRI.

   42   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Loan Financial Margin – Interest

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) - By Flow of Maturities(2)

The maturities of performing loans were longer on March 2014, mainly due to BNDES onlending, real estate financing, and payroll-deductible loans. Note that, due to their guarantees and characteristics, these operations, in addition to being exposed to lower risk, provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen; and

(2) Only performing loans.

Bradesco      43

        Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Portfolio(1) - Delinquency over 90 days

Total delinquency ratio, which is based on transactions due over 90 days, had a decrease in the quarter and in the last twelve months. This reduction was impacted mainly by: (i) a change in the portfolio mix, led by growth in “payroll-deductible loan” and “real estate financing” products; (ii) continuous improvement of loan granting models and systems; and (iii) the development of internal loan risk monitoring models. We should also emphasize the continuous reduction in the Individual indicator for this period.

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

The increase in the 61-to-90 day delinquency ratio in the quarter was partially due to the seasonal effect of clients in the retail segment (Individual and Corporate), as well as the addition of specific cases of clients in the Corporate and Middle Market segments.

(1) As defined by Bacen.

   44   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Loan Financial Margin – Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses(1)

The development of the loan portfolio, as well as respective risks, are monitored internally by applying the expanded portfolio concept.

In addition to the allowance for loan losses, required by Bacen Resolution Nº 2.682/99, there is excess ALL to support eventual stress scenarios, as well as other operations/commitments bearing credit risks.

ALL totaled R$ 21.4 billion in March 2014, representing 6.5% of the total loan portfolio, comprising: (i) general reserves (customer and/or operation rating); (ii) specific reserves (non-performing loans); and (iii) excess reserves (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

Bradesco      45

        Economic and Financial Analysis

Loan Financial Margin – Interest

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin; that is, for an existing provision of 7.2% of the portfolio(1) in March 2013, the net loss in the subsequent twelve-month period was 3.3%, meaning that the existing provision exceeded over 117% the loss in the subsequent 12 months.

In March 2013, for an existing provision of 7.2% of the portfolio(1), the gross loss in the subsequent twelve-month period was 4.6%, meaning that the existing provision exceeded over 57% the loss in the subsequent 12 months, as illustrated in the graph below.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

   46   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Loan Financial Margin – Interest

Allowance for Loan Losses(1)

The Non-Performing Loan ratio (operations overdue for over 60 days) posted an increase in March 2014, compared to the same period of the previous year, and remained stable in the quarter. Coverage ratios were stabilized at comfortable levels.

Non-performing Loans (3) / Loan Operations (1) - (%)

5.1
5.1
5.0
4.9
4.6
4.4
4.2
4.2
Jun12
Sept
Dec
Mar13
Jun
Sept
Dec
Mar14

Coverage Ratio

Total Provision (2) / Non-performing Loans (3) - (%)

144.0
144.8
147.3
146.0
153.5
156.8
158.9
153.7
Jun12
Sept
Dec
Mar13
Jun
Sept
Dec
Mar14

Coverage Ratio

Total Provision (2) / Operations Overdue for over 90 Days - (%)

177.4
179.0
178.2
179.4
188.6
190.3
192.3
193.8
Jun12
Sept
Dec
Mar13
Jun
Sept
Dec
Mar14

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

Bradesco      47

        Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Portfolio – Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Mar14	Dec13	Mar13
Total Loan Operations (1)	328,257	323,061	297,883
- Individuals	131,553	129,680	118,263
- Corporate	196,704	193,381	179,620
Total Provision (2)	21,407	21,687	21,359
- Specific	10,778	10,851	11,268
- Generic	6,621	6,800	6,080
- Excess (2)	4,008	4,036	4,010
Specific Provision / Total Provision (2) (%)	50.3	50.0	52.8
Total Provision(2) / Loan Operations (%)	6.5	6.7	7.2
AA - C Rated Loan Operations / Loan Operations (%)	92.2	92.1	91.6
D Rated Operations under Risk Management / Loan Operations (%)	2.1	2.1	2.6
E- H Rated Loan Operations / Loan Operations (%)	5.7	5.8	5.9
D Rated Loan Operations	7,013	6,668	7,608
Provision for D-rated Operations	1,910	1,821	2,079
D Rated Provision / Loan Operations (%)	27.2	27.3	27.3
D - H Rated Non-Performing Loans	16,293	15,617	16,616
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	131.4	138.9	128.5
E- H Rated Loan Operations	18,714	18,691	17,456
Provision for E-to-H-rated Loan Operations	15,560	15,796	15,305
E- H Rated Provision / Loan Operations (%)	83.1	84.5	87.7
E- H Rated Non-Performing Loans	12,987	12,884	13,436
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	164.8	168.3	159.0
Non-performing Loans (3)	13,928	13,651	14,628
Non-performing Loans (3) / Loan Operations (%)	4.2	4.2	4.9
Coverage Ratio - Total Provision (2) / Non Performing Loans (3) (%)	153.7	158.9	146.0
Loan Operations Overdue for over 90 days	11,048	11,275	11,904
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.4	3.5	4.0
Coverage Ratio - Total Provision (2) / Operations Overdue for over 90 days (%)	193.8	192.3	179.4

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

   48   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Funding Interest Earning Portion

Funding Net Interest Income - Breakdown

	R$ million
	Net Interest Income - Funding
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Interest - due to volume				84	182
Interest - due to spread				(70)	284
Interest Earning Portion	1,415	1,401	949	14	466

Quarter-over-quarter, the Funding interest earning portion increased 1.0%, or R$ 14 million, in the first quarter of 2014. The variation occurred due to: (i) R$ 84 million increase in the volume of operations; and offset by: (ii) R$ 70 million decrease in the average spread.

In the year-over-year comparison, the Funding interest earning portion improved by 49.1% or R$ 466 million. The variation was mainly driven by: (i) R$ 284 million increase in the average spread; and (ii) R$ 182 million increase in the volume of operations.

Bradesco      49

        Economic and Financial Analysis

Funding Interest Earning Portion

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total customer funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers. This is a result of: (i) the outstanding location of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loans using its own funding.

Funding vs. Investments	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
Demand Deposits + Sundry Floating	42,411	41,433	38,967	2.4	8.8
Savings Deposits	82,098	80,718	70,163	1.7	17.0
Time Deposits + Debentures (1)	161,210	160,153	157,708	0.7	2.2
Funds from Financial Bills (2)	54,115	46,179	34,613	17.2	56.3
Customer Funds	339,834	328,483	301,451	3.5	12.7
(-) Reserve Requirements	(58,919)	(55,381)	(50,265)	6.4	17.2
(-) Available Funds	(7,250)	(9,232)	(8,142)	(21.5)	(11.0)
Customer Funds Net of Reserve Requirements	273,665	263,870	243,044	3.7	12.6
Onlending	41,057	40,864	38,078	0.5	7.8
Securities Abroad	10,395	11,475	13,220	(9.4)	(21.4)
Borrowing	15,667	15,231	8,132	2.9	92.7
Other (Subordinated Debt + Other Borrowers - Cards)	51,046	52,667	48,791	(3.1)	4.6
Total Funding (A)	391,830	384,106	351,265	2.0	11.5
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	364,779	359,686	331,954	1.4	9.9
B/A (%)	93.1	93.6	94.5	(0.5) p.p.	(1.4) p.p.

(1)  Debentures mainly used to back purchase and sale commitments; and

(2) Including: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills, and Structured Operations Certificates.

   50   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Funding Interest Earning Portion

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
Demand Deposits	38,569	40,618	35,714	(5.0)	8.0
Savings Deposits	82,098	80,718	70,163	1.7	17.0
Time Deposits	97,387	95,763	99,505	1.7	(2.1)
Debentures (1)	63,823	64,390	58,203	(0.9)	9.7
Borrowing and Onlending	56,724	56,095	46,209	1.1	22.8
Funds from Issuance of Securities (2)	64,511	57,654	47,833	11.9	34.9
Subordinated Debts	35,840	35,885	35,057	(0.1)	2.2
Total	438,952	431,123	392,684	1.8	11.8

(1) Considering basically debentures used to back purchase and sale commitments; and

(2) Including: Financial Bills, on March 31, 2014, amounting to R$ 41,688 million (R$ 35,208 million on December 31, 2013 and R$ 25,417 million on March 31, 2013).

Demand deposits

The R$ 2,049 million or 5.0% decrease in the first quarter of 2014, compared to the previous quarter, was mainly driven by: (i) the use of such funds by our clients to pay expenses of the beginning of the year (e.g. IPVA and IPTU taxes); and (ii) seasonality of the fourth quarter, which increased the volume of funds due to Christmas bonus payments.

In the comparison between the first quarter of 2014 and the same period of the previous year, the R$ 2,855 million or 8.0% increase was driven mainly by the improved funding and increased account holder base.

Savings deposits

Savings deposits increased 1.7% in the quarter-over-quarter comparison and 17.0% compared to the same period in the previous year, mainly as a result of: (i) greater funding volume; (ii) the yield of savings account reserve; and (iii) increase in voluntary deposits by clients.

Bradesco is always increasing its savings accounts base, posting net growth of 2.4 million new savings accounts over the last 12 months.

Bradesco      51

        Economic and Financial Analysis

Funding Interest Earning Portion

Time Deposits

In the first quarter of 2014, time deposits totaled R$ 97,387 million, presenting a slight increase of 1.7% quarter-over-quarter and decreasing by 2.1% on the same period of the previous year.

This performance was due mostly to new investment alternatives available to customers.

Debentures

On March 31, 2014, Bradesco’s debentures amounted to R$ 63,823 million, a 0.9% decrease in the quarter-over-quarter comparison and a 9.7% increase over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The R$ 629 million increase in the quarter-over-quarter comparison was mainly driven by: (i) a R$ 426 million increase in foreign-currency-denominated and/or indexed borrowing and onlending, basically reflecting the increased funding volume; and (ii) a R$ 203 million increase in volume of funds raised through borrowing and onlending in Brazil, led by Finame operations.

In the comparison between the first quarter of 2014 and the same period of the previous year, the borrowing and onlending balance increased by R$ 10,515 million, mainly due to: (i) R$ 7,612 million increase in foreign-currency-denominated and/or indexed borrowing and onlending, from R$ 8,214 million in March 2013 to R$ 15,826 million in March 2014, mainly driven by: (a) exchange gain of 12.4% in the period; and (b) increase in the volume of funds raised; and (ii) R$ 2,903 million increase in volume of funds raised through borrowing and onlending in Brazil, led by Finame operations.

   52   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Funding Interest Earning Portion

Funds for the Issuance of Securities

Funds from issuance of securities totaled R$ 64,511 million, up 11.9% or R$ 6,857 million in the quarter, mainly due to: (i) increased inventory of Financial Bills, whose balance increased R$ 6,480 million; and (ii) higher volume of Mortgage Bonds, in the amount of R$ 1,028 million.

In the comparison between the first quarter of 2014 and the same period of the previous year, the R$ 16,678 million increase was mainly driven by: (i) increased inventory of Financial Bills, from R$ 25,417 million in March 2013 to R$ 41,688 million in March 2014, mainly due to new issuances in the period; (ii) higher volume of Mortgage Bonds, in the amount of R$ 2,604 million; (iii) higher volume of Letters of Credit for Agribusiness operations, totaling R$ 603 million; and partially offset by: (iv) R$ 2,824 million reduction in the volume of securities issued abroad.

Subordinated Debt

Subordinated Debt totaled R$ 35,840 million in March 2014 (R$ 8,546 million abroad and R$ 27,294 million in Brazil), remaining practically stable in both the quarter-over-quarter and year-over-year comparisons.

Bradesco      53

        Economic and Financial Analysis

Securities/Other Interest Earning Portion

Securities/Other Net Interest Income Breakdown

	R$ million
	Net Interest Income - Securities/Other
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Interest - due to volume				71	104
Interest - due to spread				20	(456)
Interest Earning Portion	861	770	1,213	91	(352)
Income	7,668	4,748	5,863	2,920	1,805
Expenses	(6,807)	(3,978)	(4,650)	(2,829)	(2,157)

The Securities/Other interest earning portion was up by R$ 91 million between the first quarter of 2014 and the previous quarter. The variation occurred mainly due to: (i) a greater volume of operations, which amounted to R$ 71 million; and (ii) R$ 20 million increase in the average spread.

In the year-over-year comparison, the Securities/Other interest earning portion decreased by R$ 352 million. This result was mainly due to: (i) lower average spread due to the higher Selic rate, totaling R$ 456 million, and partially offset by: (ii) a greater volume of operations, which affected the result in R$ 104 million.

Insurance Interest Earning Portion

Insurance Net Interest Income - Breakdown

	R$ million
	Net Interest Income - Insurance
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Interest - due to volume				5	77
Interest - due to spread				(6)	(46)
Interest Earning Portion	964	965	933	(1)	31
Income	3,448	305	2,055	3,143	1,393
Expenses	(2,484)	660	(1,122)	(3,144)	(1,362)

In the comparison between the first quarter of 2014 and the previous quarter, the Insurance interest earning portion remained stable.

In the year-over-year comparison, the Insurance interest earning portion increased 3.3% or R$ 31 million, impacted by: (i) a greater volume of operations, which amounted to R$ 77 million; and partially offset by: (ii) a R$ 46 million decrease in the average spread.

   54   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Non-Interest Earning Portion

Non-Interest Earning Portion – Breakdown

	R$ million
	Non-Interest Earning Portion
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Funding	(77)	(76)	(73)	(1)	(4)
Insurance	(80)	221	75	(301)	(155)
Securities/Other	168	133	195	35	(27)
Total	11	278	197	(267)	(186)

The non-interest earning portion in the first quarter of 2014 was R$ 11 million, versus the R$ 278 million of the previous quarter, down R$ 267 million mainly due to the lower Insurance margin. The margin decreased by R$ 186 million in the year-over-year comparison. The variations in the non-interest earning portion were basically a result of:

•       Insurance - which is represented by gains/loss from equity securities, and the variations in the periods are associated with market conditions, which enable greater/lower gain opportunity; and

•       Securities/Other - the R$ 27 million decrease presented in the year-over-year comparison was mainly driven by lower gains from market arbitrage. There was a R$ 35 million increase in the first quarter of 2014, compared to the previous quarter, due to the greater market volatility in the period. In addition, it is worth mentioning that the fourth quarter of 2013 includes gains of R$ 33 million, resulting from the partial sale of shares on BM&FBovespa.

Bradesco      55

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Mar14	Dec13	Mar13
Assets
Current and Long-Term Assets	158,370	156,880	151,335
Securities	147,725	146,064	141,535
Insurance Premiums Receivable	2,779	2,570	2,464
Other Loans	7,866	8,246	7,336
Permanent Assets	4,342	4,136	3,777
Total	162,712	161,016	155,112
Liabilities
Current and Long-Term Liabilities	144,495	143,090	136,025
Tax, Civil and Labor Contingencies	2,317	2,272	2,746
Payables on Insurance, Pension Plan and Capitalization Bond Operations	412	409	369
Other Liabilities	4,015	4,180	5,543
Insurance Technical Reserves	11,728	11,101	11,217
Life and Pension Plan Technical Reserves	119,942	119,228	110,527
Capitalization Bond Technical Reserves	6,081	5,900	5,623
Non-controlling Interest	615	673	663
Shareholders' Equity	17,602	17,253	18,424
Total	162,712	161,016	155,112

Consolidated Income Statement

			R$ million
	1Q14	4Q13	1Q13
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,450	14,492	10,953
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	7,091	6,920	6,212
Financial Result from the Operation	1,010	1,090	979
Sundry Operating Income	195	188	135
Retained Claims	(4,082)	(4,003)	(3,547)
Capitalization Bond Draws and Redemptions	(1,087)	(1,173)	(872)
Selling Expenses	(680)	(635)	(636)
General and Administrative Expenses	(538)	(659)	(475)
Tax Expenses	(160)	(132)	(147)
Other Operating Income/Expenses	(173)	(170)	(191)
Operating Result	1,576	1,426	1,458
Equity Result	164	154	101
Non-Operating Result	(12)	(21)	(13)
Income before Taxes and Profit Sharing	1,728	1,559	1,546
Income Tax and Contributions	(632)	(516)	(570)
Profit Sharing	(24)	(16)	(16)
Non-controlling Interest	(32)	(27)	(30)
Net Income	1,040	1,001	930

Note: For comparison purposes, the non-recurring events’ effects are not considered.

   56   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Life and Pension Plans	639	582	552	564	542	570	493	494
Health	192	175	139	155	167	167	133	148
Capitalization Bonds	110	101	105	97	131	103	86	91
Basic Lines and Other	99	143	82	115	90	124	125	148
Total	1,040	1,001	878	931	930	964	837	881

Performance Ratios

	%
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Claims Ratio (1)	70.1	71.1	72.7	71.1	69.6	70.5	70.4	71.3
Expense Ratio (2)	10.4	10.9	10.4	10.9	11.0	11.6	11.3	11.1
Administrative Expenses Ratio (3)	4.7	4.3	4.9	4.1	4.3	4.2	5.0	4.3
Combined Ratio (4) (5)	86.4	86.1	86.9	85.5	86.0	86.6	86.5	85.0

(1) Retained Claims/Earned Premiums;

(2) Selling Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excluding additional reserves.

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Due to the concentration of pension plan contributions, which are historically made in the last quarter of the fiscal year, revenues enjoyed their usual seasonal upturn.

Production increased 4.5% when compared to the same period in the previous year, led by Health, Capitalization Bond and Auto/RE/Other products, which grew 23.3%, 22.6% and 22.0%, respectively.

Bradesco      57

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

   58   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

Total

71.3
70.4
70.5
69.6
71.1
72.7
71.1
70.1
2Q12
3Q
4Q
1Q13
2Q
3Q
4Q
1Q14

Life/AP

43.5
34.6
37.4
35.1
37.3
43.3
37.3
29.9
2Q12
3Q
4Q
1Q13
2Q
3Q
4Q
1Q14

Health

82.2
83.0
82.6
81.4
83.4
86.2
85.9
82.2
2Q12
3Q
4Q
1Q13
2Q
3Q
4Q
1Q14

Auto/RCF

75.9
73.4
72.0
66.0
65.2
66.7
71.2
68.5
2Q12
3Q
4Q
1Q13
2Q
3Q
4Q
1Q14

Basic Lines

22.6
31.3
36.0
34.6
37.9
40.8
27.3
30.8
2Q12
3Q
4Q
1Q13
2Q
3Q
4Q
1Q14

Other Lines

89.0
88.6
87.2
90.8
90.5
88.6
85.2
88.1
2Q12
3Q
4Q
1Q13
2Q
3Q
4Q
1Q14

Bradesco      59

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

   60   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses / Revenue

The 0.4 p.p. increase in efficiency ratio for the first quarter of 2014, compared to the fourth quarter of 2013, is basically related to revenue seasonality, which takes place in the last quarter of each year, and the category’s collective bargaining agreement, signed in January 2014.

In the comparison between the first quarter of 2014 and the same period of the previous year, the 0.4 p.p. increase in efficiency ratio is mainly related to the category’s collective bargaining agreement, signed in January 2014.

Bradesco      61

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

   62   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Net Income	639	582	552	564	542	570	493	494
Premium and Contribution Income (1)	4,994	8,505	4,971	7,535	5,698	8,053	5,002	6,737
- Income from Pension Plans and VGBL	3,898	7,317	3,838	6,475	4,677	6,976	3,988	5,816
- Income from Life/Personal Accidents Insurance Premiums	1,096	1,188	1,133	1,060	1,021	1,077	1,014	921
Technical Reserves	119,942	119,228	115,814	114,383	110,527	108,371	102,425	98,199
Investment Portfolio	126,001	124,655	121,211	119,842	118,380	117,418	110,182	106,102
Claims Ratio	29.9	37.3	43.3	37.3	35.1	37.4	34.6	43.5
Expense Ratio	21.8	21.2	21.8	18.8	23.4	23.3	21.2	19.2
Combined Ratio	58.6	67.3	72.6	61.0	70.0	68.1	60.8	68.4
Participants / Policyholders (in thousands)	27,451	28,256	28,044	27,030	25,722	25,837	25,295	25,257
Premium and Contribution Income Market Share (%) (2)	N/A	29.7	29.1	28.8	24.6	29.6	28.8	29.9
Life/AP Market Share - Insurance Premiums (%) (2)	N/A	17.1	16.9	16.3	16.4	18.0	17.8	17.4
(1)Life/VGBL/PGBL/Traditional; and

(2) The fourth quarter of 2013 includes the latest data released by Susep (November/13).

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Revenues for the segment, historically concentrated on the last quarter of the year, did not perform as well as during the fourth quarter of 2013. Net income for the quarter was up 9.8% over the previous quarter, due to: (i) a 7.4 p.p. decrease in Life product claims; and (ii) lower general and administrative expenses.

Net income in the first quarter of 2014 was 17.9% higher compared to the same period in the previous year, due to: (i) a decrease in claims and expense ratio; (ii) improved financial result; and (iii) lower general and administrative expenses.

Bradesco      63

        Economic and Financial Analysis

Bradesco Vida e Previdência

Technical reserves for Bradesco Vida e Previdência stood at R$ 119.9 billion in March 2014, made up of R$ 113.9 billion from Pension Plans and VGBL, and R$ 6.0 billion from Life,	Personal Accidents and Other Lines, up 0.6% over December 2013.

Growth of Participants and Life and Personal Accident Policyholders

In March 2014, the number of Bradesco Vida e Previdência customers grew by 6.7% compared to March 2013, surpassing a total of 2.3 million pension plan and VGBL plan participants and 25.0	million life and personal accident participants. Such growth was fueled by the strength of the Bradesco brand and improved sales and management policies.

   64   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Net Income	192	175	139	155	167	167	133	148
Net Written Premiums	3,372	3,274	3,154	2,926	2,787	2,727	2,498	2,338
Technical Reserves	5,794	5,726	6,585	6,503	6,308	5,582	5,466	4,128
Claims Ratio	86.9	88.5	89.8	87.3	84.7	85.3	86.9	86.1
Expense Ratio	4.1	5.4	5.4	5.4	5.2	5.1	5.0	4.9
Combined Ratio	96.9	99.5	99.6	98.9	96.2	98.5	99.9	96.9
Policyholders (in thousands)	4,273	4,173	4,117	4,082	3,985	3,964	3,873	3,707
Written Premiums Market Share (%) (1)	N/A	46.0	45.6	48.8	48.2	45.3	46.8	46.9

(1) The fourth quarter of 2013 includes the latest data released by ANS (November/13).

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the first quarter of 2014 was up 9.7% over the previous quarter, mainly due to: (i) a 3.0% increase in revenue; (ii) a 1.6 p.p. decrease in claim ratio and a 1.3 p.p. decrease in expense ratio; and (iii) improvement in the administrative efficiency ratio.

Net income for the first quarter of 2014 was up 15.0% compared to the first quarter of 2013, mainly due to: (i) 21.0% increase in revenue; (ii) improved financial and equity result; (iii) improvement in the administrative efficiency ratio; partially offset by (iv) a 2.2 p.p. increase in claims ratios.

Net written insurance premiums stood at R$ 3.4 billion in 2014, up 21.0% compared to the same period in the previous year, particularly the Small and Mid-Sized Group Insurance (SPG) portfolio, which totaled premiums of R$ 800 million, up 39.4% compared to the previous year.

In March 2014, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Over 86 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of revenue, 53 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2013).

Bradesco      65

        Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 4.2 million customers. The high share of corporate policies in the overall portfolio (95.7% in March 2014) shows the companies’ high level of specialization and customization in the corporate segment.

We highlight the Small and Mid-Sized Group Insurance (SPG) portfolio, which covered over 788,000 lives in March 2014, up 23.6% compared to the same period in 2013.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Net Income	110	101	105	97	131	103	86	91
Capitalization Bond Income	1,205	1,296	1,234	1,126	983	1,089	1,013	937
Technical Reserves	6,081	5,900	5,762	5,738	5,623	5,449	5,165	4,886
Customers (in thousands)	3,485	3,475	3,428	3,439	3,462	3,459	3,426	3,358
Premium Income Market Share (%) (1)	N/A	22.5	21.8	20.9	22.1	23.1	22.8	22.2

 (1) The fourth quarter of 2013 includes the latest data released by Susep (November/13).

Net income for the first quarter of 2014 increased 8.9% compared to the fourth quarter of 2013 mainly due to: (i) improved financial result; and (ii) improvement in the administrative efficiency ratio.

Income increased by 22.6% and the administrative efficiency ratio was stabilized in the first quarter of 2014, compared to the same period of the previous year. Net income was down 16.0%, mostly impacted by the decrease in financial result.

   66   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the fourth quarter of 2013 leading the ranking of capitalization bond companies, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump sum or monthly), contribution term, frequency and amount of premium payments. This phase was mainly marked by a closer relationship with the public through the consolidation of Pé Quente Bradesco products.

Among these products, it is worth pointing out the performance of the social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) SOS Mata Atlântica Foundation (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Ayrton Senna Institute (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Amazonas Sustentável Foundation (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (v) Tamar Project (created to save sea turtles).

Bradesco Capitalização was the first capitalization bond company in Brazil to receive the ISO 9001 for Quality Management in 1999, which it still holds to this date. Since 2009, it was certified by Vanzolini Foundation with the ISO 9001 Version 2008 for the category Management of Bradesco Capitalization Bonds. This attests to the quality of internal processes and confirms the principle targeting good products, services and continuous growth. The portfolio is composed of 23.2 million active bonds, of which: 35.3% are Traditional Bonds sold in the branch network and at Bradesco Dia&Noite service channels, and 64.7% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 9.2% over March 2013. Given that the purpose of this type of capitalization bond is to add value to the product of an associated company or even to encourage timely payment by its customers, bonds have reduced maturity and grace terms and lower sale price.

Bradesco      67

        Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

	R$ million (unless otherwise stated)
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Net Income	86	71	25	43	28	10	42	26
Net Written Premiums	1,399	1,108	1,276	1,204	1,039	1,014	1,239	1,208
Technical Reserves	5,314	4,998	5,003	4,817	4,643	4,577	4,508	4,345
Claims Ratio	58.0	59.1	59.5	58.6	58.5	63.7	63.9	64.2
Expense Ratio	20.9	19.6	18.9	18.0	17.7	17.8	18.7	18.8
Combined Ratio	103.6	104.5	101.6	100.8	105.6	109.6	105.8	104.1
Policyholders (in thousands)	3,882	3,613	3,631	3,652	3,798	3,871	3,968	3,826
Premium Income Market Share (%) (1)	N/A	8.9	9.1	9.1	8.8	10.0	10.5	10.5

 (1) The fourth quarter of 2013 includes the latest data released by Susep (November/13).

Note: We are considering Atlântica Companhia de Seguros as of the first quarter of 2014.

Income increased 26.3% in the first quarter of 2014, compared to the fourth quarter of 2013. Net income for the quarter was 21.1% higher compared to the previous quarter, due to: (i) 1.1 p.p. decrease in claims ratios; and (ii) improved equity result.

Net income in the first quarter of 2014 was up 207.1% compared to the same period in the previous year, due to: (i) improved financial and equity income; and (ii) 0.5 p.p. decrease in claims ratio; and (iii) improvement in the administrative efficiency ratio.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. This results in renewal of the main accounts, whether as the leading company or through participation in co-insurance. In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business.

Despite strong competition in the Auto/RCF line, the insurer increased its fleet to approximately 1.6 million vehicles—which proves its power of competitiveness, mainly due to the establishment of a refined and segmented quoting process. Another important fact relates to improvements to current products and the creation of products for a specific target market. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), exclusive to Bradesco’s account holders, which provides assistance to new and used vehicles with as many as 15 years of use, through the Day and Night Support Services. The launch of the Harley-Davidson Insurance, with exclusive coverage and services provided to owners of the world’s most famous motorcycles.

In order to provide its customers with a better service, Bradesco Auto/RE currently has 26 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, rental car reservations, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

.

   68   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base, which comprises around 3.9 million customers in the last 12 months.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, totaling more than 1.8 million insured homes. We recently launched Monthly Home Insurance, a product that can be debited directly from customers’ checking accounts.

Bradesco      69

        Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income					R$ million
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Card Income	1,888	1,900	1,667	(12)	221
Checking Account	944	953	833	(9)	111
Loan Operations	573	598	517	(25)	56
Fund Management	562	589	550	(27)	12
Collection	380	380	344	-	36
Underwriting / Financial Advisory Services	221	153	121	68	100
Consortium Management	199	196	167	3	32
Custody and Brokerage Services	125	124	124	1	1
Payments	96	87	79	9	17
Other	294	247	196	47	98
Total	5,283	5,227	4,599	56	684

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

   70   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Fee and Commission Income

Card Income

Despite the seasonal effect of the fourth quarter, marked by a stronger pace of economic activity, card income was practically stable for the period, totaling R$ 1,888 million in the first quarter of 2014.

In the comparison between the first quarter of 2014 and the same period of the previous year, card income was up 13.3%, or R$ 221 million mainly due to: (i) increase in the quantity of cards; (ii) increase in revenue from purchases and services, resulting from the 14.0% increase in card revenue, which amounted to R$ 31.0 billion in the first quarter of 2014; and (iii) increase in the number of transactions in the period.

Bradesco      71

        Economic and Financial Analysis

Fee and Commission Income

Checking Account

Checking account service revenue was down 0.9% in the first quarter of 2014, compared to the previous quarter, mainly due to the seasonality of the fourth quarter of 2013, which encompasses a substantial increase in the volume of services rendered to our account holder base.

In the comparison between the first quarter of 2014 and the same period of the previous year, this revenue was up R$ 111 million, or 13.3%, mainly due to: (i) the expansion of the checking account customer base, which posted a net increase of 760 thousand active checking account holders (718 thousand individual customers and 42 thousand corporate customers); (ii) the expansion of the customer service portfolio; and (iii) the adjustment of certain fees.

Loan Operations

Loan operation revenue totaled R$ 573 million in the first quarter of 2014, down 4.2% compared to the previous quarter mainly due to the increased volume of operations contracted in the fourth quarter of 2013.

Year-over-year, the 10.8% increase in the first quarter of 2014 was mainly driven by: (i) greater income from collaterals, up 11.5%, derived mostly from a 13.0% growth in the volume of Sureties and Guarantees; and (ii) higher volume of operations in the period.

   72   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the first quarter of 2014, income from fund management totaled R$ 562 million, down R$ 27 million in comparison with the previous quarter, mainly due to the lower number of business days in the quarter.

In the comparison between the first quarter of 2014 and the same period of the previous year, the R$ 12 million or 2.2% increase was mainly driven by: (i) the growth in the average volume of funds and portfolios raised and managed in the period; and offset by: (ii) a 10.5% drop in the Ibovespa index in the period, impacting income from managed funds and portfolios pegged to equities.

Shareholders' Equity	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
Investment Funds	402,449	401,519	392,652	0.2	2.5
Managed Portfolios	28,649	25,246	33,324	13.5	(14.0)
Third-Party Fund Quotas	8,078	8,599	9,404	(6.1)	(14.1)
Total	439,176	435,364	435,380	0.9	0.9
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Mar14	Dec13	Mar13	Quarter	12M
Investment Funds – Fixed Income	375,054	373,552	364,266	0.4	3.0
Investment Funds – Equities	27,395	27,967	28,386	(2.0)	(3.5)
Investment Funds – Third-Party Funds	5,828	6,355	8,183	(8.3)	(28.8)
Total - Investment Funds	408,277	407,874	400,835	0.1	1.9
x
Managed Portfolios - Fixed Income	20,297	16,856	23,693	20.4	(14.3)
Managed Portfolios – Equities	8,352	8,390	9,631	(0.5)	(13.3)
Managed Portfolios - Third-Party Funds	2,250	2,244	1,221	0.3	84.3
Total - Managed Funds	30,899	27,490	34,545	12.4	(10.6)
x
Total Fixed Income	395,351	390,408	387,959	1.3	1.9
Total Equities	35,747	36,357	38,017	(1.7)	(6.0)
Total Third-Party Funds	8,078	8,599	9,404	(6.1)	(14.1)
Overall Total	439,176	435,364	435,380	0.9	0.9

Bradesco      73

        Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the first quarter of 2014, income from payments and collections increased R$ 9.0 million compared to the previous quarter, mainly due to new businesses and increase in the number of processed documents in the period, which were partially impacted by the beginning of the payment cycle for specific expenses, such as IPVA, regarding the fiscal year of 2014.

Year-over-year, the 12.5% or R$ 53 million increase in the first quarter of 2014 was mainly due to the greater volume of processed documents, up from 511 million in 2013 to 545 million in 2014, up 6.7% in the period.

Consortium Management

In the first quarter of 2014, income from consortium management was up 1.5% over the previous quarter, driven by sales in the period. On March 31, 2014, Bradesco had 957 thousand active quotas (924 thousand active quotas on December 31, 2013), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors/machinery and equipment).

In the comparison between the first quarter of 2014 and the same period of the previous year, the 19.2% increase in income from consortium management was mainly driven by: (i) a higher volume of bids received; (ii) the increase in the average ticket; and (iii) the increase in sales of new quotas, from 780 thousand active quotas on March 31, 2013 to 957 thousand active quotas on March 31, 2014, an increase of 177 thousand net quotas.

   74   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

Custody service income stood at R$ 125 million in the first quarter of 2014, remaining stable in the quarterly comparison and compared to the same period of the previous year, despite the slight decrease in assets under custody.

Underwriting / Financial Advisory Services

The performance recorded in the quarter-over-quarter and year-over-year comparison is mainly due to the increased volume of businesses in the first quarter of 2014, driven by Structured Operations, Project Finance, and M&A (Mergers & Acquisitions) Operations.

It should be pointed out that the variations suffered by this revenue reflect the volatile behavior of the capital market.

Bradesco      75

        Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses					R$ million
	1Q14	4Q13	1Q13	Variation
				Quarter	12M
Personnel Expenses
Structural	2,646	2,732	2,490	(86)	156
Payroll/Social Charges	1,954	2,025	1,840	(71)	114
Benefits	692	707	650	(15)	42
Non-Structural	633	733	569	(100)	64
Management and Employee Profit Sharing	360	386	336	(26)	24
Provision for Labor Claims	182	222	164	(40)	18
Training	17	54	12	(37)	5
Termination Costs	74	71	57	3	17
Total	3,279	3,465	3,059	(186)	220
x
Administrative Expenses
Outsourced Services	903	1,063	945	(160)	(42)
Depreciation and Amortization	452	435	396	17	56
Communication	376	413	393	(37)	(17)
Data Processing	306	352	300	(46)	6
Rental	214	213	203	1	11
Transportation	203	213	199	(10)	4
Financial System Services	197	178	179	19	18
Advertising and Marketing	178	300	161	(122)	17
Asset Maintenance	152	177	153	(25)	(1)
Security and Surveillance	138	131	116	7	22
Materials	77	83	69	(6)	8
Water, Electricity and Gas	61	55	65	6	(4)
Trips	30	39	27	(9)	3
Other	198	196	250	2	(52)
Total	3,486	3,848	3,455	(362)	31
x
Total Personnel and Administrative Expenses	6,765	7,313	6,514	(548)	251
x				0	-
Employees	99,545	100,489	102,793	(944)	(3,248)
Service Points	73,320	72,736	69,528	584	3,792

In the first quarter of 2014, total personnel and administrative expenses amounted to R$ 6,765 million, down 7.5% in comparison with the previous quarter.

Personnel Expenses

In the first quarter of 2014, personnel expenses amounted to R$ 3,279 million, down 5.4% or R$ 186 million compared to the previous quarter.

The R$ 86 million decrease in structural expenses was particularly driven by the greater concentration of vacation leaves in the first quarter of each year, totaling R$ 65 million.

The R$ 100 million decrease in non-structural expenses was mostly driven by lower expenses with: (i) provision for labor claims, totaling R$ 40 million; (ii) training activities, totaling R$ 37 million; and (iii) employee and management profit sharing (PLR), totaling R$ 26 million.

   76   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In the comparison between the first quarter of 2014 and the same period of the previous year, the R$ 220 million or 7.2% growth was mainly due to the increase in: (i) structural expenses, totaling R$ 156 million, mainly related to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, resulting from the respective collective bargaining agreements;

and (ii) non-structural expenses, totaling R$ 64 million, which results mainly from greater expenses with: (a) employee and management profit sharing expenses (PLR), totaling R$ 24 million; and (b) provision for labor claims, totaling R$ 18 million.

Personnel Expenses per Employee - R$ thousand

29.1
30.0
30.4
29.8
31.3
33.0
34.5
32.9
2Q12
3Q
4Q
1Q13
2Q
3Q
4Q
1Q14

Evolution of Expenses with the Provision for Labor Claims - R$ million

188
167
152
164
210
210
222
182
2Q12
3Q
4Q
1Q13
2Q
3Q
4Q
1Q14

Total Assets per Employee - R$ thousand

7,945
8,226
8,503
8,702
8,795
8,951
9,037
9,264
Jun12
Sept
Dec
Mar13
Jun
Sept
Dec
Mar14

Checking Account Customers per Employee (unit)

244
246
249
251
257
260
263
267
Jun12
Sept
Dec
Mar13
Jun
Sept
Dec
Mar14

Bradesco      77

        Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

Administrative expenses came to R$ 3,486 million in the first quarter of 2014, down R$ 362 million or 9.4% compared to the previous quarter, mainly due to lower expenses with: (i) outsourced services, totaling R$ 160 million; (ii) data processing services, totaling R$ 46 million; and (iii) asset maintenance, totaling R$ 25 million, mainly impacted by the seasonality effect of increased transactions and services concentrated in the fourth quarter; and (iv) advertising, totaling R$ 122 million, due to the reinforced investments in institutional positioning and support initiatives, as well as loan product offers carried out by late 2013.

Despite the higher expenses with (i) the opening of 3,792 service points in the period, mainly Bradesco Expresso points, for a total of 73,320 service points on March 31, 2014, and (ii) higher business and service volume in the period, the administrative expenses increased only 0.9% compared to the same period in the previous year, as a result of the continued efforts to reduce costs, led by our Efficiency Committee. It is worth noting that IPCA and IGP-M inflation indexes reached 6.2% and 7.3% respectively, in the last 12 months.

   78   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 1.8 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including the initiatives of our Efficiency Committee and measures applied to increase the offer of products and services to the entire client base.

It should be pointed out that 73.6% is the best rate over the last six years.

Tax Expenses

Tax expenses totaled R$ 1,114 million in the first quarter of 2014, down R$ 140 million compared to the previous quarter, mainly due to the increased income from interest on shareholders’ equity generated by associated companies, resulted in a higher PIS/Cofins taxable income base for the fourth quarter of 2013.

Such expenses remained stable in the year-over-year comparison.

Bradesco      79

        Economic and Financial Analysis

Equity in the earnings (losses) of unconsolidated companies

In the first quarter of 2014, the equity in the earnings (losses) of unconsolidated companies was R$ 52 million. The R$ 26 million increase, compared to the previous quarter, and R$ 49 million increase, compared to the same period of the previous year, was driven mainly by higher results from the unconsolidated company “IRB – Brasil Resseguros”.

Operating income

Operating income stood at R$ 5,410 million in the first quarter of 2014, up R$ 465 million from the previous year. This performance was driven by: (i) lower personnel and administrative expenses, totaling R$ 548 million; (i) lower tax expenses, totaling R$ 140 million; (iii) lower expenses with allowance for loan losses, totaling R$ 100 million; and (iv) increased service income, totaling R$ 56 million; (v) increase in the operating income of Insurance, Pension Plans and Capitalization Bonds, totaling R$ 56 million; partially offset by: (vi) lower net interest income, totaling R$ 302 million; and (vii) increase in other operating expenses (net of other income), totaling R$ 159 million.

In the comparison between the first quarter of 2014 and the same period of the previous year, the R$ 863 million or 19.0% increase was mainly driven by: (i) a R$ 684 million increase in fee and commission income; (ii) higher net interest income, totaling R$ 256 million; (iii) lower provision for loan loss expenses, totaling R$ 248 million; (iv) increase in the operating income of Insurance, Pension Plans, and Capitalization Bonds, totaling R$ 89 million; impacted partially by: (v) increase in personnel and administrative expenses, totaling R$ 251 million; and (vi) increase in other operating expenses (net of other income), totaling R$ 221 million.

   80   Report on Economic and Financial Analysis – March 2014

Economic and Financial Analysis

Non-Operating Income

In the first quarter of 2014, non-operating income posted a loss of R$ 36 million, R$ 5 million more than the previous quarter and R$ 2 million less than the same period in the previous year, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

Bradesco      81

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Return to Shareholders

Sustainability

Bradesco publishes the 2013 Annual Report in new format

In line with best corporate governance practices and commitment towards transparency, the Bradesco Organization has published its first consolidated Annual Report, which comprises information from the following Reports: Annual; Sustainability; Economic and Financial Analysis; and Financial Statements.

The publication presents a broad overview of the Organization’s operating guidelines, corporate positioning, business strategies, and operations, initiatives, and projects, including results, in addition to establishing the top prospects for 2014.

The report follows a new generation of international guidelines on how to prepare the sustainability report (G4 version) from the Global Reporting Initiative (GRI), while also observing the new Bradesco Organization Relevance Matrix, created in 2013.

The 2013 Annual Report may be accessed at the Investor Relations websitewww.bradescori.com.brandSustainability websitewww.bancodoplaneta.com.br.

Bradesco sponsors and participates in the 8th GIFE Congress: “Creating a Network of Solutions for Sustainable Development in Brazil”

As a sponsor of the 8thGIFE Congress, Bradesco participated in one of the event’s open activities, in partnership with Fundação Amazonas Sustentável.

Addressing Sustainable Development Goals, and seeking to translate global aspirations into ways of dealing with major challenges currently faced by today’s society, the event featured economist

Jeffrey Sachs, professor at Columbia University, NY, the director of the Earth Institute, Virgílio Viana, founder and general superintendent of Fundação Amazonas Sustentável (FAS), and was moderated by USP professor Jacques Marcovitch. Representatives from “Todos pela Educação” [All for Education] and Bradesco participated in the debate.

   84   Report on Economic and Financial Analysis – March 2014

Return to Shareholders

Investor Relations (IR)

Bradesco opened its event schedule in the first quarter of 2014 by participating in 13 events: Tseven in Brazil and six abroad, totaling 703 analysts in the period. We participated in conferences held in the U.S., Mexico, and England.

Also in the first quarter of 2014, a Videochat event was held to present statements from the fourth quarter of 2013 under a new format, which allowed greater interaction with online users. The presentation of the results was held in an interview format, providing additional time for Q&A sessions held in real time with the Executive Managing Officer and Investor Relations Officer at Bradesco, Mr. Luiz Carlos Angelotti. The Videochat session replay is available at the Investor Relations website - www.bradescori.com.br.

Corporate Governance

Bradesco’s management is comprised of the Board of Directors and the Statutory Board of Executive Officers. The former is composed of nine members who are eligible for reelection, and includes eight external members, including the Chairman (Mr. Lázaro de Mello Brandão) and one internal member (The Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members are elected by the Annual Shareholders’ Meeting, which elect the members of the Board of Executive Officers.

Bradesco’s Corporate Governance structure includes six (6) Committees subordinated to the Board of Directors, two (2) of which Statutory Committees (Audit and Compensation) and four (4) Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability), in addition to forty-four (44) Executive Committees subordinated to the Board of Executive Officers, assisting it in performing its duties.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa in 2001, and to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (Abrasca), in 2011.

All subjects proposed for the General Meetings were duly approved on March 10, 2014.

On March 12, 2014, The CEO, Mr. Luiz Carlos Trabuco Cappi was elected Vice-Chairman of Bradesco’s Board of Directors.

Bradesco was rated brAA+ (Excellent Corporate Governance Practices) by Austin Rating.

Further information is available at Bradesco’s Investor Relations website (www.bradescori.com.br - Corporate Governance Section).

Bradesco      85

        Return to Shareholders

Bradesco Shares

Number of Shares – Common and Preferred Shares(1)

			In thousands
	Mar14	Dec13	Mar13
Common Shares	2,100,738	2,100,738	2,100,738
Preferred Shares	2,094,652	2,095,771	2,098,372
Subtotal – Outstanding Shares	4,195,391	4,196,509	4,199,110
Treasury Shares	11,883	10,765	8,164
Total	4,207,274	4,207,274	4,207,274
(1) Excluding bonuses and stock splits during the periods.

On March 31, 2014, Bradesco’s capital stock stood at R$ 38.1 billion, composed of 4,207,274 thousand no-par, book-entry shares, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose shareholders are the majority of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

	Mar14%		Ownership of Capital (%)	Mar13%		Ownership of
						Capital (%)
Individuals	327,273	89.8	22.5	327,036	89.7	22.4
Companies	36,119	9.9	45.5	36,355	10.0	45.0
Subtotal Domiciled in Brazil	363,392	99.7	68.0	363,391	99.7	67.3
Domiciled Abroad	1,062	0.3	32.0	999	0.3	32.7
Total	364,454	100.0	100.0	364,390	100.0	100.0

Regarding Bradesco’s shareholders, either residing in Brazil or abroad, 363,392 of shareholders were domiciled in Brazil as of March 31, 2014, accounting for 99.7% of the total number of shareholders and representing 68.0%

of shares. The number of shareholders residing abroad was 1,062, accounting for 0.3% of the total number of shareholders and representing 32.0% of shares

   86   Report on Economic and Financial Analysis – March 2014

Return to Shareholders

Bradesco Shares

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.	The average daily trading volume reached R$ 500 million during the first quarter of 2014. Compared to the previous year, the average daily trading volume was down 5.8% due to the decreased number of BM&FBovespa transactions.

Bradesco      87

        Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4

The graph shows the change in preferred shares due to Bradesco’s dividend reinvestment, compared to the Ibovespa and the CDI - Interbank Deposit Rate. An investment of R$ 100 by late December 2001 in Bradesco shares would be worth approximately R$ 1,001 by the end of the first quarter of 2014, which is a substantially larger appreciation compared to Ibovespa and CDI within the same period.

;

Share and ADR Performance (1)

				In R$ (unless otherwise stated)
	1Q14	4Q13	Variation %	1Q14	1Q13	Variation %
Adjusted Net Income per Share	0.83	0.76	9.2	0.83	0.70	18.6
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.23	0.21	9.5	0.23	0.20	16.2
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.26	0.23	13.0	0.26	0.22	19.3

				In R$ (unless otherwise stated)
	Mar14	Dec13	Variation %	Mar14	Mar13	Variation %
Book Value per Common and Preferred Share	17.48	16.90	3.4	17.48	16.55	5.6
Last Trading Day Price – Common Shares	33.61	31.95	5.2	33.61	35.20	(4.5)
Last Trading Day Price – Preferred Shares	31.19	29.09	7.2	31.19	34.14	(8.6)
Last Trading Day Price – ADR ON (US$)	14.87	14.05	5.8	14.87	17.19	(13.5)
Last Trading Day Price – ADR PN (US$)	13.67	12.53	9.1	13.67	17.02	(19.7)
Market Capitalization (R$ million) (2)	135,938	128,085	6.1	135,938	145,584	(6.6)
(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

   88   Report on Economic and Financial Analysis – March 2014

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). In April 2014, we had access to fifteen reports prepared by	theseanalysts. Their recommendations and a consensusfor the target price for December 2014 can be found below:

Recommendations %		Target Price in R$ for Dec14
Buy	53.3	Average	35.0
Keep	46.7	Standard Deviation	3.6
Sell	-	Higher	45.0
Under Analysis	-	Low er	30.0

For more information on target price and recommendation by each market analyst that monitors the performance of Bradesco shares, go to our Shareholder Relationship website at:	www.bradescori.com.br> Information to Shareholders > Analysts’ Consensus

Market Capitalization

In the first quarter of 2014, Bradesco’s market capitalization, including closing quotes of Common and Preferred shares, was R$ 135.9 billion, up 6.1% compared to late 2013, when Ibovespa recorded a drop of 2.1%.

Bradesco      89

        Return to Shareholders

Main Indicators
Price/Earnings Ratio (1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Book Ratio: indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield (1)(2): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

   90   Report on Economic and Financial Analysis – March 2014

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In the first quarter of 2014, R$ 1,212 million were paid to shareholders as interest on shareholders’ equity (JCP). In the last 12 months, the total amount of JCP and Dividends paid to shareholders	amounts toto 35.8% of the net income for the fiscal year and, considering the income tax deduction and JCP assignments, equivalent to 31.5% of net income.

(1) In the last 12 months.

Bradesco      91

Weight on Main Stock Indexes

Bradesco shares comprise Brazil’s main stock indexes, including the IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 of the most traded shares on BM&FBovespa), IFNC (Financial Index which comprises banks, insurance and financial companies), ISE (Corporate Sustainability Index), IGC (Special Corporate Governance Stock Index), the ITAG (Special Tag-Along Stock Index), the ICO2 (index comprising shares of companies that participate in the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices), and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

Mar14	In % (1)
Ibovespa	7.5
IBrX-50	9.7
IBrX	8.5
IFNC	20.7
ISE	5.8
IGC	6.3
ITAG	11.7
ICO2	14.4
MLCX	8.8

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

   92   Report on Economic and Financial Analysis – March 2014

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Mar14	Dec13	Mar13	Dec12
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	16.4	16.6	16.9
Savings Deposits	N/A	13.4	13.6	13.9
Time Deposits	N/A	10.8	11.2	11.6
Loan Operations	10.7 (1) (4)	10.7 (1)	11.2	11.2
Loan Operations - Private Institutions	22.2 (1) (4)	21.9 (1)	21.9	21.5
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.3 (1) (4)	13.6 (1)	14.5	14.7
Payroll-Deductible Loans	12.2 (1) (4)	12.1 (1)	11.3	11.0
Number of Branches	20.6	20.7	21.3	21.4
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	N/A	21.9	20.7
Brazilian Unified Tax Collection System Document (DAS)	N/A	N/A	16.5	16.5
Banks – Source : Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	N/A	14.5	14.6
Benefit Payment to Retirees and Pensioners	25.8	25.7	24.9	24.7
Banks – Source : Anbima
Managed Investment Funds and Portfolios	18.0	18.1	18.5	19.4
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance
Superintendence (Susep) and National Agency for Supplementary
Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	N/A	24.2 (2)	22.4	24.8
Insurance Premiums (including Long-Term Life Insurance - VGBL)	N/A	23.9 (2)	21.9	24.6
Life Insurance and Personal Accident Premiums	N/A	16.9 (2)	16.4	18.0
Auto/Basic Lines Insurance Premiums	N/A	8.9 (2)	8.8	10.0
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	N/A	10.9 (2)	10.2	12.4
Health Insurance Premiums	N/A	46.0 (2)	48.2	45.3
Income from Pension Plan Contributions (excluding VGBL)	N/A	31.2 (2)	31.2	29.7
Capitalization Bond Income	N/A	22.5 (2)	22.1	23.1
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	N/A	29.1 (2)	29.1	29.5
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	N/A	29.5 (2)	23.7	29.5
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	N/A	25.4 (2)	27.2	26.0
Pension Plan Investment Portfolios (including VGBL)	N/A	31.5 (2)	32.7	33.4
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.4 (3)	19.7	19.4	19.5
Consortia – Source: Bacen
Real Estate	30.4 (4)	30.3	30.4	30.3
Auto	28.5 (4)	28.1	26.2	25.6
Trucks, Tractors and Agricultural Implements	19.4 (4)	18.6	19.2	19.2
International Area – Source: Bacen
Export Market	20.2	18.1	17.1	19.2
Import Market	15.0	15.6	15.0	16.4
Digital Channels - Source: Bacen
Internet, Home and Office Banking	N/A	N/A	N/A	26.1
ATM	N/A	N/A	N/A	21.6
Customer Service Centers	N/A	N/A	N/A	34.2
Mobile Phones and Personal Digital Assistants (PDAs)	N/A	N/A	N/A	44.7
(1) SFN data is preliminary;
(2) Base Date: Nov/13;
(3) Base Date: Jan/14; and
(4) Base Date: Feb/14.
N/A – Not Available.

   94   Report on Economic and Financial Analysis – March 2014

Additional Information

Market Share ofProducts and Services

Branch Network

Region	Mar14		Market	Mar13		Market
	Bradesco	Market	Share	Bradesco	Market	Share
North	278	1,100	25.3%	279	1,068	26.1%
Northeast	847	3,602	23.5%	850	3,492	24.3%
Midw est	346	1,797	19.3%	346	1,693	20.4%
Southeast	2,427	11,855	20.5%	2,428	11,553	21.0%
South	780	4,319	18.1%	784	4,228	18.5%
Total	4,678	22,673	20.6%	4,687	22,034	21.3%

Reserve Requirements/Liabilities

%	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12
Demand Deposits
Rate (2)	44	44	44	44	44	44	44	43
Additional (3)	-	-	-	-	-	-	-	12
Liabilities (1)	34	34	34	34	34	34	34	28
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	20	20	20	20	20	20	20	15
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3)(5)	20	20	20	20	20	20	20	20
Additional (3)	11	11	11	11	11	11	12	12
Free	69	69	69	69	69	69	68	68
(1) At Bradesco, liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05.03.2012, and TR + 70% of the
Selic rate for deposits made as of 05.04.2012, when the Selic rate is equal to or lower than 8.5% p.a.; and
(5) As of the calculation period from 03.29.2010 to 04.01.2010, with compliance on 04.09.2010, liabilities are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force.

Bradesco      95

        Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

Technology is one of the foundations of Bradesco’s business, which is why we increasingly invest in new products and services to improve the daily lives of our customers. Such efforts are reflected in external acknowledgments: Bradesco was recognized by the As MarcasMaisComprometidas com seusClientesemRedesSociais [The Most Committed Brands with Customers in Social Networks] study, published by Socialbakers, the largest social network analysis company around the world, as having the fastest response worldwide to complaints posted on social networks, averaging 20 minutes per response, and one of the top ten in number of replies.Since its release in March 2012, the F.Banking, the first application of its kind in Brazil and one of the first worldwide, allows clients to access their checking accounts via Facebook, growing 10.1% with over 60,000 new customer registrations in the first quarter of 2014 alone, totaling 175,000 customers who are now able to check their balances, investments, credit limits, transfers between Bradesco accounts, payment of slips and mobile recharging, with the same security provided in the Internet Banking system.

Further consolidating its pioneering approach within the banking segment, Bradesco provided yet another benefit for its customers: free Internet access for Bradesco Mobile transactions for prepaid and postpaid customers of Brazil’s top mobile carriers: Vivo, TIM, Claro and Oi. Bradesco has 22 iPhone apps, 16 iPad apps, and 13 Android apps, in addition to Windows Phone and BlackBerry apps, which allow users to take advantage of several banking services, such as balance checks, latest entries, statements, payments, and scheduling operations, prepaid mobile recharging, transfers between Bradesco accounts, DOC and TED, buying, selling, and checking stocks, in addition to providing the mobile Token. Over 800 million transactions were performed through this channel in 2013, up 130% from the previous year. Another service provided via mobile phones is loan applications, which also grew considerably. Bradesco granted R$ 60 million in the first two months alone. This result corresponds to a 155% increase compared to the same period in the previous year.

In addition to such channels, Bradesco customers also rely on an extensive and well-rounded service network throughout the country. Since the beginning of the year, 819 new Bradesco Expresso units were opened, totaling 47 thousand points where customers can perform banking transactions, such as billing services, deposits, slip payments, loan forwarding, and credit card proposal submissions with greater comfort and convenience. Also focused on such convenience, new transactions are available since late January at Banco24Horas ATMs: salary receipt issuance, on-screen balance check, full portfolio of slips and operations with the “Claro MeuDinheiro Prepaid card” (withdrawal, balance, statement, and transfer between checking account and savings account for prepaid cards).

ATM machines are also being enhancedto provide better and faster services. Bradesco Dia&Noite machines now feature a voice software that states the quantity and order of bills dispensed by the machine during withdrawal transactions. This innovative feature allows account holders to organize bills safely and independently, in addition to providing greater convenience for visually-impaired customers. Bradesco offers several products in Braille, which may be requested free-of-charge to ensure due customer accessibility, such as a template for filling out checks, consolidated statement of account transactions, and debit/credit card holders.

In addition, Bradesco is also preparing to service individuals with motor disabilities in upper limbs, which prevents them from using a conventional computer mouse. Employing technology in favor of banking inclusion, Bradesco also provides its customers with free licenses for Virtual Mouse, a software that uses a simple webcam to control the mouse cursor on the computer screen via mouth and head gestures.

   96   Report on Economic and Financial Analysis – March 2014

Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

Technology is also present in the daily routines of over 62 thousand Bradesco employees within the Branch network. In February, a new version of the Financial Terminal was released: the Management Cockpit, which centralizes all information necessary to execute daily tasks in a single environment, expediting the decision-making process and narrowing the relationship with our customers.

For Corporate customers, Bradesco now provides the BNDES card under the Elo and MasterCard brands. Destined to SMEs (whose annual gross income is equal to or lower than R$ 90 million), and previously offered under the Visa brand only, the card allows using an exclusive line of credit with complete efficiency and attractive rates. The website for the BNDES card features approximately 43 thousand suppliers and has over 220 thousand products available.

As a prerequisite for its continuous expansion, Bradesco invested R$ 1.136 billion in Infrastructure, Information Technology and Telecommunications in the first quarter of 2014. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

					R$ million
	1Q14	2013	2012	2011	2010
Infrastructure	154	501	718	1,087	716
Information Technology and Telecommunication	982	4,341	3,690	3,241	3,204
Total	1,136	4,842	4,408	4,328	3,920
Risk Management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic aspect of markets forces Bradesco to engage in continuous improvement of this activity in pursuit of best practices. That has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools.  In addition, it also provides training to employees from all Organization levels, from business areas to the Board of Directors.

The management process allows the risks to be identified, measured, mitigated, monitored and reported in a proactive manner, which is necessary in view of the Organization’s complex financial products and activity profile.

Detailed information on the risk management process, capital and capital requirement, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradescori.com.br.

Bradesco      97

        Additional Information

Capital Management

The Capital Management structure aims to meet the Organization’s strategic objectives through an appropriate capital sufficiency planning. This structure is composed of some Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making.

In addition to the Committee structure, the Organization has a department responsible for the centralization of the conglomerate’s capital management, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

The Organization’s capital plan is devised on an annual basis and approved by the Board of Executive Officers and Board of Directors. The capital plan is aligned to the strategic plan and encompasses a prospective outlook of at least three years. The plan development process covers threats and opportunities, market share and development goals, capital requirements based on risks, and capital held by the Organization. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process was established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios. Capital adequacy and sufficiency information represents an essential tool to manage and support decision-making within the Organization.

Further information on the capital management structure can be found in the Risk Management      Report – Pillar 3 and the 2013 Annual Report, on   the Investor Relations website:      www.bradescori.com.br.

   98   Report on Economic and Financial Analysis – March 2014

Additional Information

Capital Adequacy Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4.192/13, Bacen provided a new methodology to assess Reference Assets (PR), replacing CMN Resolution No. 3.444/07.

Considering that such methodology entails the introduction of new adjustments, we have adapted the historical series, stated in periods, for the transition from Basel II to Basel III.

It is important to note that indexes published by September 2013 were kept, but cannot be compared due to the criteria established in the current resolution.

In March 2014, Bradesco’s Capital amounted to R$ 92,235 million, versus risk-weighted assets totaling R$ 585,991 million. The Capital Adequacy Ratio was down 0.9 p.p. (0.4 p.p. in Common

Equity/Tier 1 and 0.5 p.p. in Tier II Capital), going from 16.6% in December 2013 to 15.7% in March 2014, mainly due to: (i) application of 20% over prudential adjustments, as defined by CMN Resolution No. 4.192/13(2); (ii) reduced subordinated debts eligible for Tier II Capital, according to criteria set out in new regulations; and partially offset by: (iii) the increase in Shareholders’ Equity, due to improved results for the quarter. If we had applied 20% over prudential adjustments in December 2013, our Main Capital/Tier I Index would have recorded a gain of 0.1 p.p. in March 2014 against December 2013. It is worth mentioning that, for 2014, the minimum capital required according to the new regulations are: (i) 5.5% for Tier I; and (ii) 11.0% for the total index, demonstrating that we have a comfortable margin to leverage our operations.

								R$ million
CalculationBasis	Basel III(1) Financial Consolidated		BaselII Economic-Financial Consolidated
	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12
Capital	92,235	95,804	93,064	92,629	96,721	96,933	91,149	90,201
Tier I	69,934	70,808	71,830	69,868	67,980	66,066	64,157	62,311
CommonEquity	69,934	70,808	71,830	69,868	67,980	66,066	64,157	62,311
Shareholders' Equity	73,326	70,940	67,033	66,028	69,442	70,047	66,047	63,920
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(3,392)	(132)	-	-	-	-	-	-
Adjustments Provided for in CMN Resolution 3444/07	-	-	4,797	3,840	(1,462)	(3,981)	(1,890)	(1,609)
Additional Capital	-	-	-	-	-	-	-	-
Tier II	22,301	24,996	21,234	22,761	28,741	30,867	26,992	27,890
Mark-to-Market Adjustments	-	-	(4,508)	(3,593)	1,732	4,229	2,150	1,865
Subordinated Debt (3)	22,301	24,996	25,741	26,354	27,009	26,638	24,842	26,025
Risk-WeightedAssets (RWA)	585,991	576,777	566,797	603,541	621,030	600,520	571,377	531,871
Credit Risk	534,885	526,108	482,336	479,217	494,015	503,136	492,845	473,185
Operating Risk	29,853	23,335	33,100	30,494	30,494	31,197	31,197	30,114
MarketRisk	21,253	27,334	51,361	93,831	96,522	66,188	47,335	28,572
TotalRatio (4)	15.7%	16.6%	16.4%	15.4%	15.6%	16.1%	16.0%	17.0%
Tier ICapital	11.9%	12.3%	12.7%	11.6%	11.0%	11.0%	11.3%	11.8%
Common Equity	11.9%	12.3%	-	-	-	-	-	-
AdditionalCapital	-	-	-	-	-	-	-	-
Tier II Capital	3.8%	4.3%	3.7%	3.8%	4.6%	5.1%	4.7%	5.2%
(1) Since October 2013, capital has been calculated as per CMN Resolution No. 4.192/13, which establishes that calculation is based on the “Financial Consolidated” by December 2014 and “Prudential Consolidated” as of January 2015;
(2) The prudential adjustments are progressive deductions that are already being applied on the main capital and will follow the implementation schedule, asprovided by CMN Resolution No. 4,192/13. The impact of these adjustments in the Main Capital deduction was 0% in 2013, and will be 20% in 2014, 40% in 2015, 60% in 2016, 80% in 2017 and 100% in 2018;
(3) In addition, it should be noted that, from the total amount of subordinated debt, R$ 22,301 million will be used to compose the Tier II of the Capital Adequacy Ratio, calculated as per the CMN Resolution No. 4.192/13 (including amendments thereof), effective as of October 2013; and
(4) Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4.193/13.

Bradesco      99

Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

             Independent Auditors’ Report

Independent Limited Assurance Report on the supplementary accounting information included within the Economic and Financial Analysis Report

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the quarter ended as at March 31, 2014, in the form of alimited assurance conclusion if, based on our engagement performed, nothing has come to our attention that causes us to believe  that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error; however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of  Bradesco´s internal control over the preparation and presentation of the supplementary accounting information. Our engagement  also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information, the suitability of the criteria used by Bradesco in preparing the supplementary accounting information within the Economic and Financial Analysis Reportin the circumstances of the engagement, evaluating the appropriateness of the  procedures used in the preparation of the supplementary accounting information and the reasonableness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. Limited assurance is less than absolute assurance and reasonable assurance.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

102Report on Economic and Financial Analysis – March2014

             Independent Auditors’ Report

Independent Limited Assurance Report on the supplementary accounting information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the quarter ended March 31, 2014 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on March 31, 2014 and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all relevant respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, April 23, 2014

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco      103

Financial Statements, Independent Auditors' Report on the Consolidated Interim Financial Statements and Fiscal Council´s Report

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2000

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A., for the period ended March 31, 2014, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The U.S. central bank’s monetary stimulus reduction process and the slowing Chinese economy generate challenges to emerging market countries. Thus, positive actions that seek to differentiate Brazil from other countries should be seen favorably. These actions include strengthening of the fiscal commitment and continued combating of inflation, and constituting a necessary condition for the country’s economic growth.

In the 1st quarter of 2014, Bradesco’s Net Income was R$ 3.443 billion, corresponding to R$ 0.82 per share and profitability of 20.3% over the average Shareholders’ Equity(*). Return on Average Assets came to 1.5%.

From January to March 2014, R$ 1.212 billion were destined to shareholders as Interest on Equity, of which R$ 248.712 million were paid in monthly installments and R$ 963.489 million were provisioned.

In the same period, taxes and contributions, including social security contributions, paid or provisioned, came to R$ 6.240 billion, of which R$ 2.258 billion related to taxes withheld and collected from third parties, and R$ 3.982 billion related to activities developed by the Bradesco Organization, equivalent to 115.7% of Net Income.

At the end of the quarter, Paid-in Capital came to R$ 38.100 billion. Together with Equity Reserves of R$ 35.226 billion, Shareholders’ Equity came to R$ 73.326 billion, 5.6% up on the same period in the previous year, and equivalent to a book value of R$ 17.48 per share.

Based on its stock price, Bradesco’s Market Capitalization came to R$ 135.938 billion on March 31, equivalent to 1.9 times the Shareholders’ Equity.

It should be noted that the Administered Shareholders' Equity is equivalent to 8.0% of the Consolidated Assets, which totaled R$ 922.229 billion, a 3.1% growth compared to March 2013. Thus, the Capital Adequacy Ratio reached 15.7%, substantially higher than the 11% minimum established by National Monetary Council Resolution n~~º~~ 4193/13, in conformity with the Basel Committee. At the end of the quarter, the fixed asset ratio in relation to the Consolidated Reference Assets was 47.1% in the consolidated financial result, and 15.0% in the consolidated economic and financial result, well within the 50% limit.

In compliance with Article 8 of Brazilian Central Bank Circular Letter n~~º~~ 3068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”. Bradesco further declares that the operations of Banco Bradescard S.A., its subsidiary, are sufficient to cover the strategic goals defined in the business plan, pursuant to Article 11 of Regulatory Attachment I to National Monetary Council Resolution nº 4122/12.

On March 31, 2014, total funding raised and managed by the Bradesco Organization totaled R$ 1.278 trillion, 2.8% more than in the same period in the previous year, broken down as follows:

R$ 469.425 billion in demand deposits, time deposits, interbank deposits, savings accounts and federal funds purchased and securities sold under agreements to repurchase;

R$ 439.176 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, a 0.9% increase;

R$ 196.550 billion in the exchange portfolio, borrowings and onlendings in Brazil, working capital, tax payments and collection and related charges, funds from issuance of securities in Brazil, and subordinated debt in Brazil, a 20.1% expansion;

R$ 137.751 billion in technical reserves for insurance, pension plans and capitalization bonds, up by 8.2%; and

R$ 34.767 billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$ 15.363 billion.

Consolidated credit operations, within the expanded concept, totaled at the end of the quarter R$ 432.297 billion, an increase of 10.4% over March 2013, including:

R$ 6.459 billion in advances on exchange contracts, giving a total export financing portfolio of US$ 12.907 billion;

US$ 3.795 billion in import financing denominated in foreign currency;

R$ 5.271 billion in leasing operations;

106             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

R$ 21.473 billion in rural lending;

R$ 94.276 billion in consumer financing, including R$ 15.096 billion in credit card receivables;

R$ 67.518 billion in sureties and guarantees; and

R$ 35.112 billion in operations involving the onlending of foreign and domestic funds, originating mainly from the Brazilian Development Bank (BNDES), as one of its main onlending agents.

In the quarter the Organization allocated a total of R$ 3.881 billion in Real Estate Loan resources for the construction and acquisition of 17,507 homes.

Bradesco BBI, the Bradesco Organization’s investment bank, advises customers on share issues, merger and acquisition transactions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance. Its transaction volume in the quarter was over R$ 44.627 billion.

On March 31, 2014, Grupo Bradesco Seguros, one of the leaders in the Insurance, Capitalization Bond and Pension Plan segments, posted Net Income of R$ 1.040 billion and Shareholders’ Equity of R$ 17.602 billion. Net written insurance premiums, pension contributions and capitalization bond income came to R$ 11.450 billion, 4.5% up on the same period in the previous year.

Present in all regions of the country and in various locations abroad, with modern and well-equipped structure to offer clients and users products, services and solutions with high efficiency and quality standards, in March 31, 2014 the Bradesco Organization Service Network had 59,492 service points, with 32,909 ATMs from the Bradesco Dia & Noite Automated Service Network, of which 32,429 we also operative during weekends and holidays, in addition to 15,386 ATMs from the Banco24Horas Network, available to clients for cash withdrawals, bank statements, balance verification, loan request, payments and transfers between accounts. In the payroll-deductible loan segment, the network had 1,955 Bradesco Promotora correspondent bank branches and, in the vehicle segment, 13,022 Bradesco Financiamentos points of sale:

8,162       Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,653, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Bradesco Cartões 1, and Banco Alvorada 1; and PAs: 3,484);

3              Overseas Branches, one in New York and two in Grand Cayman;

10            Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc. in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

47,430       Bradesco Expresso service points;

1,186         PAEs – in-company electronic service branches; and

2,701        External terminals in the Bradesco Dia & Noite network and 11,873 ATMs in the Banco24Horas network, with 1,393 terminals shared by both networks.

According to the Securities and Exchange Commission Instruction n~~º~~ 381/03, during the quarter the Bradesco Organization did not hire or have services provided by KPMG Auditores Independentes, which were not related to external audit. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests.

In the area of Human Resources, the Bradesco Organization maintains the strategy directed to staff training and development, to ensure that employees are under permanent harmony with the increasingly more demanding and competitive market. A total of 1,071 courses were held in the quarter, with 248,585 participations. At year-end, the benefits aimed at improving their safety, well-being and overall quality of life, as well as that of their dependents, covered 204,975 individuals.

Bradesco      107

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Fundação Bradesco, the main focus of the Organization’s social initiatives, holds social and educational programs with 40 schools located throughout all Brazilian states, including the Federal District, mostly in socially and economically underprivileged regions. This year, the budget of R$ 523.434 million will enable offering free quality education to: a) 105,672 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income; b) 370 thousand students who will complete at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 21,527 beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar and Aprender). The approximately 45 thousand students enrolled in the basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

The Bradesco Sports and Education Program in the city of Osasco, SP offers Training Centers and Experts to teach women's volleyball and basketball. The activities take place at its Sports Development Center, at Fundação Bradesco schools, municipal Sports Centers, and private schools. Currently, about 2 thousand children and young adults from 8 to 20 years old are benefited, reaffirming the social commitment and recognition of talent and full exercise of citizenship, with education, sport and health actions.

We have recorded important recognitions awarded to Bradesco in the quarter:

•   Most valuable banking sector brand in Latin America and 20th in the global ranking, according to a survey conducted by the consulting firm Brand Financeand The Bankermagazine; and

•  Bradesco Private Bank was recognized as the best of Brazil under the “Specialized Services” category, at the special edition Private Banking Global Survey 2014 of Euromoney Magazine.

The record of these results reaffirms Bradesco’s goal to always offer the best. We would like to thank our shareholders and customers for their trust and support, as well as our employees and other personnel for their dedicated efforts.

Cidade de Deus, April 23, 2014

Board of Directors

Board of Executive Officers

(*) Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity.

108             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Assets	2014	2013
	March	December	March
Current assets	597,002,155	599,915,692	608,211,993
Cash and due from banks (Note 6)	12,110,067	12,196,309	11,347,061
Interbank investments (Notes 3d and 7)	126,320,146	134,633,803	170,272,735
Investments in federal funds sold and securities borrowed under agreements to resell	115,741,455	124,970,956	163,869,276
Interbank investments	10,618,597	9,698,449	6,404,962
Allowance for losses	(39,906)	(35,602)	(1,503)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	193,114,514	196,059,241	188,849,858
Own portfolio	160,506,063	171,677,589	163,579,075
Subject to repurchase agreements	26,121,894	20,458,489	19,131,306
Derivative financial instruments (Notes 3f, 8e II and 32b)	3,778,562	1,748,814	1,066,093
Underlying guarantees provided	2,458,066	2,174,349	2,577,329
Securities subject to unrestricted repurchase agreements	249,929	-	2,496,055
Interbank accounts	60,599,096	55,530,397	51,252,878
Unsettled payments and receipts	1,575,879	14,080	910,715
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	58,919,160	55,380,989	50,265,428
- National treasury - rural loans	-	-	578
- SFH (Housing Financing System)	5,961	3,306	9,911
Correspondent banks	98,096	132,022	66,246
Interdepartmental accounts	548,957	881,453	954,193
Internal transfer of funds	548,957	881,453	954,193
Loans (Notes 3g, 10 and 32b)	133,771,326	135,354,186	126,861,222
Loans:
- Public sector	42,639	44,870	132,631
- Private sector	146,955,377	148,638,032	139,605,785
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(13,226,690)	(13,328,716)	(12,877,194)
Leasing (Notes 2, 3g, 10 and 32b)	2,477,965	2,723,519	3,604,404
Leasing receivables:
- Private sector	4,989,529	5,434,253	7,088,876
Unearned income from leasing	(2,255,345)	(2,433,185)	(3,087,619)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(256,219)	(277,549)	(396,853)
Other receivables	64,770,782	59,436,700	52,457,873
Receivables on sureties and guarantees honored (Note 10a-3)	31,862	10,554	20,073
Foreign exchange portfolio (Note 11a)	18,133,644	13,707,498	12,142,061
Receivables	731,351	758,080	688,038
Securities trading	997,323	1,142,905	3,139,748
Specific receivables	3,046	2,819	2,687
Insurance and reinsurance receivables and reinsurance assets – technical reserves	3,777,433	3,498,202	3,218,301
Sundry (Note 11b)	41,899,947	41,133,710	34,028,914
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(803,824)	(817,068)	(781,949)
Other assets (Note 12)	3,289,302	3,100,084	2,611,769
Other assets	1,565,634	1,481,238	1,185,967
Provision for losses	(603,368)	(562,494)	(481,303)
Prepaid expenses (Notes 3i and 12b)	2,327,036	2,181,340	1,907,105
Long-term receivables	309,758,601	292,580,021	270,978,988
Interbank investments (Notes 3d and 7)	693,875	822,535	1,060,071
Interbank investments	693,875	822,535	1,060,071
The accompanying Notes are an integral part of these Financial Statements.

Bradesco      109

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Assets	2014	2013
	March	December	March
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	128,855,866	117,268,259	111,749,789
Own portfolio	75,535,850	56,687,389	58,281,287
Subject to repurchase agreements	48,280,299	55,122,833	45,406,568
Derivative financial instruments (Notes 3f, 8e II and 32b)	594,395	751,511	477,474
Subject to the Brazilian Central Bank	2,694	-	-
Privatization currencies	63,052	65,509	71,082
Underlying guarantees provided	4,322,077	4,339,865	7,512,742
Securities subject to unrestricted repurchase agreements	57,499	301,152	636
Interbank accounts	591,868	583,626	562,143
Reserve requirement (Note 9):
- SFH	591,868	583,626	562,143
Loans (Notes 3g, 10 and 32b)	143,060,489	135,500,718	121,994,211
Loans:
- Public sector	2,069,028	2,143,961	84,158
- Private sector	143,554,018	140,089,006	128,919,437
Loans Related to Assignment	4,023,119	-	-
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,585,676)	(6,732,249)	(7,009,384)
Leasing (Notes 2, 3g, 10 and 32b)	2,368,402	2,529,406	2,994,197
Leasing receivables:
- Private sector	5,169,314	5,537,108	6,714,165
Unearned income from leasing	(2,632,691)	(2,824,695)	(3,435,310)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(168,221)	(183,007)	(284,658)
Other receivables	32,537,264	34,194,407	30,949,376
Receivables	16,393	61,298	64,385
Securities trading	177,378	170,018	222,704
Sundry (Note 11b)	32,354,294	33,973,908	30,670,823
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(10,801)	(10,817)	(8,536)
Other assets (Note 12)	1,650,837	1,681,070	1,669,201
Other assets	-	-	175
Prepaid expenses (Notes 3i and 12b)	1,650,837	1,681,070	1,669,026
Permanent assets	15,467,997	15,643,572	15,275,796
Investments (Notes 3j, 13 and 32b)	1,870,597	1,830,388	1,867,383
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,456,636	1,412,087	1,361,442
Other investments	687,804	692,144	779,944
Allowance for losses	(273,843)	(273,843)	(274,003)
Premises and equipment (Notes 3k and 14)	4,596,795	4,667,245	4,549,798
Premises	1,449,649	1,441,462	1,330,237
Other assets	10,378,734	10,246,779	9,732,401
Accumulated depreciation	(7,231,588)	(7,020,996)	(6,512,840)
Intangible assets (Notes 3l and 15)	9,000,605	9,145,939	8,858,615
Intangible assets	16,260,103	17,740,156	16,855,832
Accumulated amortization	(7,259,498)	(8,594,217)	(7,997,217)
Total	922,228,753	908,139,285	894,466,777

The accompanying Notes are an integral part of these Financial Statements.

110             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2014	2013
	March	December	March
Current liabilities	633,058,763	627,521,214	613,132,977
Deposits (Notes 3n and 16a)	168,041,497	166,344,920	143,657,650
Demand deposits	38,569,323	40,618,478	35,713,633
Savings deposits	82,098,295	80,717,805	70,162,669
Interbank deposits	455,468	760,034	280,896
Time deposits (Notes 16a and 32b)	46,918,411	44,248,603	37,500,452
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	228,518,684	239,743,865	263,071,874
Own portfolio	114,875,410	122,015,241	103,173,557
Third-party portfolio	112,795,792	112,260,838	131,299,482
Unrestricted portfolio	847,482	5,467,786	28,598,835
Funds from issuance of securities (Notes 16c and 32b)	26,558,538	20,779,339	28,972,765
Mortgage and real estate notes, letters of credit and others	21,293,057	16,630,404	24,663,405
Securities issued abroad	5,138,381	4,148,935	4,309,360
Structured Operations Certificates	127,100	-	-
Interbank accounts	1,690,041	1,695,129	1,008,585
Correspondent banks	1,690,041	1,695,129	1,008,585
Interdepartmental accounts	3,653,373	5,168,539	2,805,558
Third-party funds in transit	3,653,373	5,168,539	2,805,558
Borrowing (Notes 17a and 32b)	14,695,954	14,194,747	7,404,127
Borrowing in Brazil - other institutions	5,738	3,595	3,388
Borrowing abroad	14,690,216	14,191,152	7,400,739
Onlending in Brazil - official institutions (Notes 17b and 32b)	11,794,019	12,220,523	12,852,686
National treasury	2,289	23,735	32,029
BNDES	3,129,109	3,726,424	5,412,482
CEF	18,863	20,962	20,589
FINAME	8,642,502	8,448,148	7,387,586
Other institutions	1,256	1,254	-
Onlending abroad (Notes 17b and 32b)	173,694	182,853	92,385
Onlending abroad	173,694	182,853	92,385
Derivative financial instruments (Notes 3f, 8e II and 32b)	3,197,880	1,081,868	1,873,385
Derivative financial instruments	3,197,880	1,081,868	1,873,385
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	114,366,561	112,741,534	102,582,039
Other liabilities	60,368,522	53,367,897	48,811,923
Payment of taxes and other contributions	3,842,269	814,556	3,252,662
Foreign exchange portfolio (Note 11a)	11,995,335	7,770,810	6,384,384
Social and statutory	1,157,261	2,471,009	973,367
Tax and social security (Note 20a)	3,942,229	5,593,779	5,101,563
Securities trading	1,605,227	2,163,132	4,544,802
Financial and development funds	2,956	2,266	2,368
Subordinated debts (Notes 19 and 32b)	2,514,553	2,581,899	1,524,755
Sundry (Note 20b)	35,308,692	31,970,446	27,028,022
Long-term liabilities	214,734,626	208,396,101	210,654,510
Deposits (Notes 3n and 16a)	50,667,998	51,718,125	62,212,484
Interbank deposits	199,353	203,820	207,549
Time deposits (Notes 16a and 32b)	50,468,645	51,514,305	62,004,935
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	22,197,346	16,534,931	17,973,246
The accompanying Notes are an integral part of these Financial Statements.

Bradesco      111

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2014	2013
	March	December	March
Own portfolio	22,197,346	16,534,931	17,973,246
Funds from issuance of securities (Notes 16c and 32b)	37,952,071	36,874,654	18,859,499
Mortgage and real estate notes, letters of credit and others	32,652,954	29,548,742	9,949,182
Securities issued abroad	5,256,747	7,325,912	8,910,317
Structured Operations Certificates	42,370	-	-
Borrowing (Notes 17a and 32b)	971,137	1,036,109	727,509
Borrowing in Brazil - other institutions	8,761	9,914	6,318
Borrowing abroad	962,376	1,026,195	721,191
Onlending in Brazil - official institutions (Notes 17b and 32b)	29,089,213	28,460,620	25,132,567
BNDES	8,590,501	8,606,309	7,713,582
CEF	16,058	18,852	32,709
FINAME	20,482,285	19,835,093	17,384,636
Other institutions	369	366	1,640
Derivative financial instruments (Notes 3f, 8e II and 32b)	695,983	726,632	716,922
Derivative financial instruments	695,983	726,632	716,922
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	23,384,244	23,487,577	24,784,559
Other liabilities	49,776,634	49,557,453	60,247,724
Tax and social security (Note 20a)	10,675,088	10,255,945	20,807,703
Subordinated debts (Notes 19 and 32b)	33,325,359	33,303,104	33,532,583
Sundry (Note 20b)	5,776,187	5,998,404	5,907,438
Deferred income	560,099	676,733	632,590
Deferred income	560,099	676,733	632,590
Non-controlling interests in subsidiaries (Note 22)	549,269	605,435	604,602
Shareholders' equity (Note 23)	73,325,996	70,939,802	69,442,098
Capital:
- Domiciled in Brazil	37,622,312	37,622,329	37,622,481
- Domiciled abroad	477,688	477,671	477,519
Capital reserves	11,441	11,441	11,441
Profit reserves	36,382,872	34,151,897	28,110,194
Asset valuation adjustments	(870,302)	(1,054,443)	3,417,764
Treasury shares (Notes 23d and 32b)	(298,015)	(269,093)	(197,301)
Attributable to equity holders of the Parent Company	73,875,265	71,545,237	70,046,700
Total	922,228,753	908,139,285	894,466,777

The accompanying Notes are an integral part of these Financial Statements.

112             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Income Statement – In thousands of Reais

	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Revenue from financial intermediation	25,599,441	18,680,061	21,209,340
Loans (Note 10j)	13,666,972	13,654,653	12,264,448
Leasing (Note 10j)	176,592	190,462	206,273
Operations with securities (Note 8h)	7,231,372	3,413,584	5,861,280
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	3,263,448	422,900	2,060,904
Derivative financial instruments (Note 8h)	133,550	(402,688)	(157,174)
Foreign exchange operations (Note 11a)	(7,526)	383,212	269,315
Reserve requirement (Note 9b)	1,082,075	941,200	662,938
Sale or transfer of financial assets	52,958	76,738	41,356

Financial intermediation expenses	16,080,203	17,026,114	12,756,536
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	10,465,246	10,359,472	7,845,707
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	2,580,982	2,026,183	1,068,927
Borrowing and onlending (Note 17c)	(217,324)	1,503,190	366,839
Allowance for loan losses (Notes 3g, 10g and 10h)	3,251,299	3,137,269	3,475,063

Gross income from financial intermediation	9,519,238	1,653,947	8,452,804

Other operating income (expenses)	(3,501,428)	328,275	(3,699,033)
Fee and commission income (Note 24)	5,190,428	5,156,512	4,508,215
Other fee and commission income	4,142,058	4,096,256	3,571,118
Income from banking fees	1,048,370	1,060,256	937,097
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	11,382,058	14,429,867	10,900,830
Net premiums written	11,449,495	14,491,300	10,952,662
Reinsurance premiums	(67,437)	(61,433)	(51,832)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(4,147,182)	(4,344,742)	(4,688,643)
Retained claims (Note 3o)	(4,216,031)	(4,104,036)	(3,549,301)
Capitalization bond draws and redemptions (Note 3o)	(1,086,733)	(1,172,958)	(871,576)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(687,865)	(635,414)	(636,109)
Payroll and related benefits (Note 25)	(3,279,147)	(3,465,203)	(3,059,462)
Other administrative expenses (Note 26)	(3,515,337)	(3,930,802)	(3,368,481)
Tax expenses (Note 27)	(1,141,275)	(1,096,426)	(1,139,974)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	51,763	25,789	3,332
Other operating income (Note 28)	811,285	2,798,696	863,381
Other operating expenses (Note 29)	(2,863,392)	(3,333,008)	(2,661,245)
Operating income	6,017,810	1,982,222	4,753,771
Non-operating income (loss) (Note 30)	(109,445)	(156,454)	(58,484)
Income before income tax and social contribution and non-controlling interests	5,908,365	1,825,768	4,695,287
Income tax and social contribution (Notes 34a and 34b)	(2,435,388)	1,272,095	(1,748,540)
Non-controlling interests in subsidiaries	(29,801)	(18,663)	(27,628)
Net income	3,443,176	3,079,200	2,919,119

The accompanying Notes are an integral part of these Financial Statements.

Bradesco      113

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Changes in Shareholders' Equity – In Thousands of Reais

Events		Paid-in Capital	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on December 31, 2012		30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
Capital increase through reserves		8,000,000	-	-	(8,000,000)	-	-	-	-	-
Asset valuation adjustments		-	-	-	-	(792,299)	(1,704,479)	-	-	(2,496,778)
Net income		-	-	-	-	-	-	-	2,919,119	2,919,119
Allocations:	- Reserves	-	-	145,956	1,745,461	-	-	-	(1,891,417)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,027,702)	(1,027,702)
Balance on March 31, 2013		38,100,000	11,441	3,984,430	24,125,764	94,390	3,323,374	(197,301)	-	69,442,098

Balance on September 30, 2013		38,100,000	11,441	4,285,065	27,721,011	(2,327,663)	(494,213)	(262,249)	-	67,033,392
Acquisition of treasury shares		-	-	-	-	-	-	(6,844)	-	(6,844)
Asset valuation adjustments (1)		-	-	-	-	1,462,290	305,143	-	-	1,767,433
Net income		-	-	-	-	-	-	-	3,079,200	3,079,200
Allocations:	- Reserves	-	-	153,960	1,991,861	-	-	-	(2,145,821)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(79,521)	(79,521)
	- Dividends provisioned	-	-	-	-	-	-	-	(853,858)	(853,858)
Balance on December 31, 2013		38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
Acquisition of treasury shares		-	-	-	-	-	-	(28,922)	-	(28,922)
Asset valuation adjustments		-	-	-	-	(5,420)	189,561	-	-	184,141
Net income		-	-	-	-	-	-	-	3,443,176	3,443,176
Allocations:	- Reserves	-	-	172,159	2,058,816	-	-	-	(2,230,975)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,212,201)	(1,212,201)
Balance on March 31, 2014		38,100,000	11,441	4,611,184	31,771,688	(870,793)	491	(298,015)	-	73,325,996

(1)  The 4th quarter of 2013 includes gains/losses from sale and acquisition of available-for-sale securities totaling R$ 41,945,300 thousand, which represented the realization of loss amounting to R$ 6,117,649 thousand (R$ 3,670,589 thousand, net of taxes), allowing for the adjustment of securities rates to market value (Note 8h). Additionally, a total of R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities”, given that the Insurance Group made the reclassification because of the change in Management’s intention. The mark-to-market accounting of these securities, totaling R$ 479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in the income statement for the remaining term of the securities, pursuant to Bacen Circular Letter no 3068/01 (Note 8d-4).

The accompanying Notes are an integral part of these Financial Statements.

114             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Value Added– In thousands of Reais

Description	2014		2013
	1st Quarter	%	4th Quarter	%	1st Quarter	%
1 - Revenue	26,854,472	254.6	24,460,082	370.5	21,853,359	239.9
1.1) Financial intermediation	25,599,441	242.7	18,680,061	282.9	21,209,340	232.8
1.2) Fees and commissions	5,190,428	49.2	5,156,512	78.1	4,508,215	49.5
1.3) Allowance for loan losses	(3,251,299)	(30.8)	(3,137,269)	(47.5)	(3,475,063)	(38.1)
1.4) Other	(684,098)	(6.5)	3,760,778	57.0	(389,133)	(4.3)
2 - Financial intermediation expenses	(12,828,904)	(121.6)	(13,888,845)	(210.4)	(9,281,473)	(101.9)
3 - Inputs acquired from third-parties	(2,849,666)	(27.1)	(3,255,308)	(49.3)	(2,742,102)	(30.1)
Material, water, electricity and gas	(138,637)	(1.3)	(138,073)	(2.1)	(134,336)	(1.5)
Outsourced services	(903,415)	(8.6)	(1,063,462)	(16.1)	(828,291)	(9.1)
Communication	(375,505)	(3.6)	(413,399)	(6.3)	(392,545)	(4.3)
Financial system services	(197,048)	(1.9)	(177,740)	(2.7)	(179,224)	(2.0)
Advertising and marketing	(178,249)	(1.7)	(299,688)	(4.5)	(160,989)	(1.8)
Transport	(202,885)	(1.9)	(213,274)	(3.2)	(198,807)	(2.2)
Data processing	(335,694)	(3.2)	(352,248)	(5.3)	(292,887)	(3.2)
Asset maintenance	(151,507)	(1.4)	(177,216)	(2.7)	(153,184)	(1.7)
Security and surveillance	(138,307)	(1.3)	(131,226)	(2.0)	(115,541)	(1.3)
Travel	(30,252)	(0.3)	(38,889)	(0.6)	(27,407)	(0.3)
Other	(198,167)	(1.9)	(250,093)	(3.8)	(258,891)	(2.7)
4 - Gross value added (1-2-3)	11,175,902	105.9	7,315,929	110.8	9,829,784	107.9
5 - Depreciation and amortization	(679,403)	(6.4)	(739,047)	(11.2)	(723,939)	(7.9)
6 - Net value added produced by the entity (4-5)	10,496,499	99.5	6,576,882	99.6	9,105,845	100.0
7 - Value added received through transfer	51,763	0.5	25,789	0.4	3,332	-
Equity in the earnings (losses) of unconsolidated companies	51,763	0.5	25,789	0.4	3,332	-
8 - Value added to distribute (6+7)	10,548,262	100.0	6,602,671	100.0	9,109,177	100.0
9 - Value added distributed	10,548,262	100.0	6,602,671	100.0	9,109,177	100.0
9.1) Personnel	2,850,300	27.1	3,014,857	45.7	2,665,965	29.3
Salaries	1,516,258	14.4	1,552,086	23.5	1,435,716	15.8
Benefits	697,236	6.6	711,233	10.8	657,366	7.2
Government Severance Indemnity Fund for Employees (FGTS)	143,606	1.4	156,629	2.4	136,313	1.5
Other	493,200	4.7	594,909	9.0	436,570	4.8
9.2) Tax, fees and contributions	4,005,510	37.9	274,677	4.2	3,282,011	36.0
Federal	3,818,750	36.2	110,266	1.7	3,127,667	34.3
State	3,216	-	4,884	0.1	1,705	-
Municipal	183,544	1.7	159,527	2.4	152,639	1.7
9.3) Value distributed to providers of capital	219,475	2.0	215,274	3.2	214,454	2.3
Rental	213,903	2.0	212,908	3.2	211,790	2.3
Asset leasing	5,572	-	2,366	-	2,664	-
9.4) Value distributed to shareholders	3,472,977	33.0	3,097,863	46.9	2,946,747	32.4
Interest on shareholders’ equity/dividends	1,212,201	11.5	933,379	14.1	1,027,702	11.3
Retained earnings	2,230,975	21.2	2,145,821	32.5	1,891,417	20.8
Non-controlling interests in retained earnings	29,801	0.3	18,663	0.3	27,628	0.3

The accompanying Notes are an integral part of these Financial Statements.

Bradesco      115

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Cash Flow Statement - In Thousands of Reais

	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Cash flow from operating activities:
Net Income before income tax and social contribution	5,908,365	1,825,768	4,695,287
Adjustments to net income before income tax and social contribution	7,606,227	5,279,095	6,595,010
Allowance for loan losses	3,251,299	3,137,269	3,475,063
Depreciation and amortization	679,403	739,047	723,939
Impairment losses/Provisions for asset impairment	-	739,251	-
(Reversals)/Expenses with civil, labor and tax provisions	799,809	(1,801,139)	1,261,372
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	2,580,982	2,026,183	1,068,927
Equity in the earnings (losses) of unconsolidated companies	(51,763)	(25,789)	(3,332)
(Gain)/loss on sale of investments	(4)	(32,644)	69
(Gain)/loss on sale of fixed assets	3,127	8,694	6,786
(Gain)/loss on sale of foreclosed assets	62,899	93,731	38,475
Other	280,475	394,492	23,711
Adjusted net income before taxes	13,514,592	7,104,863	11,290,297
(Increase)/decrease in interbank investments	15,613,632	5,963,509	(42,290,917)
(Increase)/decrease in trading securities and derivative financial instruments	(68,310)	1,756,023	29,271,951
(Increase)/decrease in interbank and interdepartmental accounts	(2,726,528)	3,092,297	(2,547,264)
(Increase) in loan and leasing	(8,794,161)	(12,981,604)	(11,476,303)
(Increase)/decrease in insurance and reinsurance receivables and reinsurance assets – technical reserves	(279,231)	36,381	(507,356)
Increase/(decrease) in technical reserves for insurance, pension plans and capitalization bonds	(1,059,288)	649,263	2,080,251
Increase/(decrease) in deferred income	(116,634)	538	(25,057)
(Increase)/decrease in other receivables and other assets	(3,618,405)	679,956	2,696,449
(Increase) in reserve requirement - Brazilian Central Bank	(3,538,171)	(5,908,314)	(2,313,011)
Increase/(decrease) in deposits	646,450	1,285,650	(5,987,390)
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	(5,562,766)	(2,301,137)	25,453,968
Increase/(decrease) in funds from issuance of securities	6,856,616	2,227,337	(3,527,043)
Increase in borrowings and onlending	629,165	4,788,019	2,023,117
Increase/(decrease) in other liabilities (1)	7,747,175	(10,386,724)	(2,030,736)
Income tax and social contribution paid	(2,839,584)	(943,165)	(3,642,291)
Net cash provided by/(used in) operating activities	16,404,552	(4,937,108)	(1,531,335)
Cash flow from investing activities:
(Purchases) from held-to-maturity securities	(561,866)	(96,576)	(27,944)
Sale of/maturity of and interests on available-for-sale securities (2)	10,632,545	46,583,460	21,269,839
Proceeds from sale of foreclosed assets	131,827	187,859	75,980
Sale of investments	2,277	94,468	2,060
Sale of premises and equipment	176,261	19,257	135,827
Purchases of available-for-sale securities (2)	(16,569,919)	(47,520,908)	(39,529,437)
Foreclosed asset acquisitions	(309,650)	(367,327)	(218,629)
Investment acquisitions	(1,440)	(2,015)	(1,331)
Purchase of premises and equipment	(263,981)	(542,700)	(345,975)
Intangible asset acquisitions	(168,778)	(580,291)	(1,013,263)
Dividends and interest on shareholders' equity received	119,882	72,368	36,118
Net cash provided by/(used in) investing activities	(6,812,842)	(2,152,405)	(19,616,755)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(45,091)	(250,320)	205,624
Dividends and interest on shareholders’ equity paid	(2,346,657)	(425,987)	(2,547,149)
Non-controlling interest	(85,967)	(4,868)	(11,220)
Acquisition of own shares	(28,922)	(6,844)	-
Net cash provided by/(used in) financing activities	(2,506,637)	(688,019)	(2,352,745)
Net increase/(decrease) in cash and cash equivalents	7,085,073	(7,777,532)	(23,500,835)
Cash and cash equivalents - at the beginning of the period	117,824,922	125,602,454	47,555,069
Cash and cash equivalents - at the end of the period	124,909,995	117,824,922	24,054,234
Net increase/(decrease) in cash and cash equivalents	7,085,073	(7,777,532)	(23,500,835)

(1)   The 4th quarter of 2013 includes write-offs of claims due to the adhesion to the tax liability installment and cash payment program - Law no 12865/13 (Note 18); and

(2)    The 4th quarter of 2013 includes the sale and acquisition of available-for sale securities with the same characteristics, in the amount of R$ 41,945,300 thousand, which allowed for the adjustment of securities rates to market value.

The accompanying Notes are an integral part of these Financial Statements.

116             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Financial Statements Index

Notes to Bradesco’s Financial Statements are as follows:

Bradesco      117

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and Universal Bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws no4595/64 (Brazilian Financial System Law) and no6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws no11638/07 and no11941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of leasing companies included in the consolidated information were prepared using finance leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branches or investments is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on April 23, 2014.

118             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2014	2013
		March 31	December 31	March 31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco CBSS S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A. (2)	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (3)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (3)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)  New corporate name of Bankpar Arrendamento Mercantil S.A.;

(2)  Currently Banco BERJ S.A.;

(3)  Company proportionally consolidated, pursuant to CMN Resolution no2723/00 and CVM Rule no247/96;

(4)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(5)  Increase in equity interest through share acquisition in January 2014;

Bradesco      119

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending”.

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and corresponding commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the effectiveness of risk in cases in which the risk begins before the issue, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve of deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Health insurance premiums are recorded upon the beginning of the risk effectiveness, deducted from the premiums corresponding to the risk period to elapse.

Income and expenses arising from DPVAT insurance operations are recorded based on information provided by the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A. (IRB), respectively. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Brokerage and acquisition of new health insurance operations are deferred and recorded in the income statement on a straight-line basis according to the average time beneficiaries stay in a plan, as measured by a technical study, as provided for in ANS Normative Resolution no 314/12.

Pension plan contributions and life insurance premiums covering survival are recognized in the income statement as they are received. Income from management fees paid by special-purpose investment funds are recognized on the accrual basis at contractual rates.

Income from capitalization bonds is recognized when it is effectively received. Income from prescribed capitalization bonds are recognized after the prescription period, which according to Brazilian law, is up to 20 years for capitalization bonds and drawings not redeemed by November 11, 2003 and 5 years after this date. The expenses for placement of capitalization bonds, classified as “Acquisition Costs”, are recognized when they are incurred. Technical reserves are recorded when the respective revenues are registered in books.

120             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, and are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to Fair value recognized in profit or loss for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to Fair value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities intended for and which have the financial capacity to be held in the portfolio up to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was contracted and considering if it was intended for hedging purposes or not.

Bradesco      121

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the Fair value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Hedge market risk: financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

•       Hedge cash flow: effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of taxes, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in profit or loss.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics are classified in their risk levels, observing: (i) the parameters established by CMN Resolution no 2682/99, which requires risk ratings to have nine levels, where “AA” is (minimum risk) and “H” (maximum risk); and (ii) the Administration’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution no 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution no 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

122             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security”. The income tax rate only applies to tax differences in leasing depreciation.

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law no 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law no 11638/07 and by Articles no 37 and no 38 of Law no 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in profit or loss according to the terms and the amount of expected benefits and directly written-off in profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in details in Note 12b.

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or with at least 20% of the voting rights, are stated under the equity method of accounting.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Bradesco      123

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Subsidiaries and jointly-controlled entities were consolidated, and the composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Is its demonstrated at acquisition cost, net of the respective accumulated depreciation, calculated by the straight-line method according to the assets’ estimated economic useful life, where: use real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted through impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities or used for that purpose.

Intangible assets are comprised of:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during its estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or even significant or extended decline in asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Notes 8d(9).

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance covering survival:

124             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to the periods of risk not arising from insurance policies less initial contracting costs, except for health and personal insurance, and includes estimates for risks in effect but not issued (RVNE);

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily prorated basis considering health insurance premiums and recorded by the portion corresponding to the insurance contract risk periods to be elapsed, whose effectiveness has already started;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future contributions, corresponding to assumed obligations;

-        The reserve for unvested benefits relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time dependents are expected to remain in the plan up to the end of this five-year period, in addition to the discount rate based on the Bank’s own study; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

-        The reserve for vested benefits relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan, and premiums for the payment of insurers participating in the Bradesco Saúde– “GBS Plan” insurance, based on the present value of estimated future expenses with health care provided to dependents whose holders are already deceased, as provided for in ANS Normative Resolution no 75/04, and the discount rate based on the Bank’s own study;

-        For Health Insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on monthly run-off triangles, which consider the claims ratio in the last 12 months, is prepared to calculate IBNP claims;

-        For non-life insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on biannual run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period, and considers the estimated claims incurred and not enough reported (IBNER), reflecting the expectation of changing the amount provisioned throughout the regulatory process. In 2013, the premise regarding the expectation of receiving saved and indemnified items was segregated between IBNR and PSL;

-        For other life insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on biannual run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims under litigation and loss of suits costs;

-        For non-life insurance, the reserve for unsettled claims (PSL) is constituted based on the indemnity payment estimates, considering all administrative and judicial claims existing on the balance sheet date, net of the corresponding portion of the expectation of receiving saved and indemnified items, including loss of suits costs;

Bradesco      125

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        The reserve for related expenses (PDR) is recorded to cover estimated benefit and claims expenses;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle and premium refund not yet paid;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and defined by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other technical reserves are mainly recorded to cover differences between the premiums future adjustments and the ones necessary to the technical balance of healthcare plan individual portfolios, adopting the formula included in the actuarial technical note approved by ANS, and the discount rate based on the Bank’s own study.

•       Pension plans and life insurance covering survival:

-    The unrealized risk premiums (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, comprised of the portion corresponding to periods of risks not arising from insurance policies and includes an estimate for risks in effect but not issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and defined by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover estimated benefit and claims expenses;

126             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds minimum returns from pension plans that have a financial surplus in the participation clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-        The reserve for incurred and not reported (IBNR) events is calculated based on run-off triangles, which consider the history of losses reported in the last 84 months to set forth a future projection by incurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims under litigation and loss of suit costs; and

-        Other technical reserves (OTP) comprise the amounts required by Susep Circular Letter no 462/13.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated according to the methodology set forth in the actuarial technical notes;

-        The reserve for redemption (PR) is recorded from capitalization bonds overdue or not yet due where early redemption has been requested by the customer. Reserves are adjusted for inflation based on the indexes provided in each plan;

-        The reserve for draws not yet taken place (PSR) and the reserve for draws payable (PSP) are recorded to cover premiums for future draws (not yet taken place) and also for prize money from draws where customers have already been chosen (payable); and

-    The reserve for administrative expense (PDA) is recorded to cover the plan’s expenses with placement and disclosure, brokerage and others, and complies with the methodology established in actuarial technical note.

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution no 3823/09 and CVM Resolution no 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

Bradesco      127

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the end of the reporting period for the financial statements and the date they are authorized to be issued.

They are comprised of the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended March 31, 2014.

128             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

5)      STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)      Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	702,857,097	97,437,160	158,678,964	2,511	2,182,892	(54,397,868)	906,760,756
Funds available	13,939,921	4,358,243	235,571	846	71,046	(6,495,560)	12,110,067
Interbank investments	124,631,372	2,382,649	-	-	-	-	127,014,021
Securities and derivative financial instruments	160,799,035	13,734,504	147,487,271	1,614	1,444,938	(1,496,982)	321,970,380
Interbank and interdepartmental accounts	61,739,921	-	-	-	-	-	61,739,921
Loan and leasing	249,940,557	75,188,178	-	-	-	(43,450,553)	281,678,182
Other receivables and assets	91,806,291	1,773,586	10,956,122	51	666,908	(2,954,773)	102,248,185
Permanent assets	59,625,307	38,983	3,603,745	156	678,423	(48,478,617)	15,467,997
Investments	49,032,310	-	1,301,279	137	15,488	(48,478,617)	1,870,597
Premises and equipment	3,591,567	13,307	936,466	19	55,436	-	4,596,795
Intangible assets	7,001,430	25,676	1,366,000	-	607,499	-	9,000,605
Total on March 31, 2014	762,482,404	97,476,143	162,282,709	2,667	2,861,315	(102,876,485)	922,228,753
Total on December 31, 2013	754,007,160	93,440,804	160,291,478	3,467	2,817,580	(102,421,204)	908,139,285
Total on March 31, 2013	743,837,668	81,644,667	154,411,325	4,959	1,814,202	(87,246,044)	894,466,777

Liabilities
Current and long-term liabilities	687,730,530	68,989,976	144,512,598	1,067	957,086	(54,397,868)	847,793,389
Deposits	191,069,238	34,204,469	-	-	-	(6,564,212)	218,709,495
Federal funds purchased and securities sold under agreements to repurchase	250,381,838	889,497	-	-	-	(555,305)	250,716,030
Funds from issuance of securities	55,346,043	10,395,128	-	-	-	(1,230,562)	64,510,609
Interbank and interdepartmental accounts	5,342,907	507	-	-	-	-	5,343,414
Borrowing and onlending	87,343,585	12,588,588	-	-	-	(43,208,156)	56,724,017
Derivative financial instruments	2,064,089	1,829,774	-	-	-	-	3,893,863
Technical reserves from insurance, pension plans and capitalization bonds	-	-	137,749,957	848	-	-	137,750,805
Other liabilities:
- Subordinated debts	27,294,399	8,545,513	-	-	-	-	35,839,912
- Other	68,888,431	536,500	6,762,641	219	957,086	(2,839,633)	74,305,244
Deferred income	560,099	-	-	-	-	-	560,099
Non-controlling interests in subsidiaries	865,779	28,486,167	17,770,111	1,600	1,904,229	(48,478,617)	549,269
Shareholders’ equity	73,325,996	-	-	-	-	-	73,325,996
Total on March 31, 2014	762,482,404	97,476,143	162,282,709	2,667	2,861,315	(102,876,485)	922,228,753
Total on December 31, 2013	754,007,160	93,440,804	160,291,478	3,467	2,817,580	(102,421,204)	908,139,285
Total on March 31, 2013	743,837,668	81,644,667	154,411,325	4,959	1,814,202	(87,246,044)	894,466,777

Bradesco      129

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	21,886,870	594,103	3,261,946	-	35,678	(179,156)	25,599,441
Expenses from financial intermediation	13,316,715	361,671	2,580,982	-	-	(179,165)	16,080,203
Gross income from financial intermediation	8,570,155	232,432	680,964	-	35,678	9	9,519,238
Other operating income/expenses	(4,568,939)	(30,686)	1,041,239	(87)	57,054	(9)	(3,501,428)
Operating income	4,001,216	201,746	1,722,203	(87)	92,732	-	6,017,810
Non-operating income	(98,357)	1,376	(12,340)	-	(124)	-	(109,445)
Income before taxes and non-controlling interest	3,902,859	203,122	1,709,863	(87)	92,608	-	5,908,365
Income tax and social contribution	(1,750,202)	(10,236)	(642,853)	(2)	(32,095)	-	(2,435,388)
Non-controlling interests in subsidiaries	(3,097)	-	(26,659)	-	(45)	-	(29,801)
Net income for the 1st quarter of 2014	2,149,560	192,886	1,040,351	(89)	60,468	-	3,443,176
Net income for the 4th quarter of 2013	2,012,876	22,382	1,000,604	54	43,284	-	3,079,200
Net income for the 1st quarter of 2013	1,726,362	226,772	929,616	3	36,366	-	2,919,119

(1)  The financial segment is comprised of financial institutions, holding companies—which are mainly responsible for managing financial resources, credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment is comprised of insurance, pension plan and capitalization bond companies; and

(4)  Refer to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)      CASH AND CASH EQUIVALENTS

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Cash and due from banks in domestic currency	7,249,718	9,231,834	8,141,934
Cash and due from banks in foreign currency	4,860,251	2,964,379	3,205,018
Investments in gold	98	96	109
Total cash and due from banks	12,110,067	12,196,309	11,347,061
Interbank investments (1)	112,799,928	105,628,613	12,707,173
Total cash and cash equivalents	124,909,995	117,824,922	24,054,234

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

130             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2014					2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	2,238,321	142,723	-	-	2,381,044	6,493,704	3,059,713
● National treasury notes	232,812	142,723	-	-	375,535	655,621	1,495,868
● National treasury bills	1,969,854	-	-	-	1,969,854	5,779,393	1,547,714
● Other	35,655	-	-	-	35,655	58,690	16,131
Funded position	110,835,975	1,989,979	-	-	112,825,954	113,260,506	134,623,393
● Financial treasury bills	114,606	-	-	-	114,606	17,659	52,178
● National treasury notes	80,310,524	1,989,979	-	-	82,300,503	78,492,899	90,464,501
● National treasury bills	30,410,845	-	-	-	30,410,845	34,749,948	44,106,714
Short position	480,658	53,799	-	-	534,457	5,216,746	26,186,170
● National treasury bills	480,658	53,799	-	-	534,457	5,216,746	26,186,170
Subtotal	113,554,954	2,186,501	-	-	115,741,455	124,970,956	163,869,276
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	4,798,325	3,090,524	2,729,748	693,875	11,312,472	10,520,984	7,465,033
● Provision for losses	(2,220)	(19,349)	(18,337)	-	(39,906)	(35,602)	(1,503)
Subtotal	4,796,105	3,071,175	2,711,411	693,875	11,272,566	10,485,382	7,463,530
Total on March 31, 2014	118,351,059	5,257,676	2,711,411	693,875	127,014,021
%	93.2	4.1	2.1	0.6	100.0
Total on December 31, 2013	122,421,550	8,451,131	3,761,122	822,535		135,456,338
%	90.4	6.2	2.8	0.6		100.0
Total on March 31, 2013	48,268,268	120,600,633	1,403,834	1,060,071			171,332,806
%	28.2	70.4	0.8	0.6			100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Income from investments in purchase and sale commitments:
• Own portfolio position	79,367	104,490	198,610
• Funded position	2,715,544	2,654,388	2,082,369
• Short position	120,712	437,874	1,018,240
Subtotal	2,915,623	3,196,752	3,299,219
Income from interest-earning deposits in other banks	128,668	132,681	126,209
Total (Note 8h)	3,044,291	3,329,433	3,425,428

Bradesco      131

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

8)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2014						2013

Financial

		Insurance/ Capitalization bonds	Pension plans	Other Activities	March 31%		December 31%		March 31%
Trading securities (5)	60,885,211	3,992,001	45,192,882	704,113	110,774,207	43.4	104,847,001	43.2	106,055,710	46.2
- Government securities	33,636,083	1,126,700	8,667	530,197	35,301,647	13.9	28,584,969	11.8	21,621,780	9.4
- Corporate securities	22,876,171	2,865,301	136,547	173,916	26,051,935	10.2	26,816,509	11.1	41,111,720	17.9
- Derivative financial instruments (1)	4,372,957	-	-	-	4,372,957	1.7	2,500,325	1.0	1,543,567	0.7
- PGBL/VGBL restricted bonds	-	-	45,047,668	-	45,047,668	17.6	46,945,198	19.3	41,778,643	18.2
Available-for-sale securities (4) (5)	101,808,234	10,001,678	9,194,508	90,211	121,094,631	47.4	114,936,947	47.3	119,715,319	52.1
- Government securities	58,880,499	8,354,626	7,884,051	2,702	75,121,878	29.4	73,619,202	30.3	98,740,804	43.0
- Corporate securities	42,927,735	1,647,052	1,310,457	87,509	45,972,753	18.0	41,317,745	17.0	20,974,515	9.1
Held-to-maturity securities (4)	36,657	4,017,513	19,473,946	-	23,528,116	9.2	23,075,352	9.5	4,011,038	1.7
- Government securities	36,657	4,017,513	19,473,946	-	23,528,116	9.2	23,075,352	9.5	4,011,038	1.7
Subtotal	162,730,102	18,011,192	73,861,336	794,324	255,396,954	100.0	242,859,300	100.0	229,782,067	100.0
Purchase and sale commitments (2)	11,015,571	3,478,004	52,017,779	62,072	66,573,426		70,468,200		70,817,580
Overall total	173,745,673	21,489,196	125,879,115	856,396	321,970,380		313,327,500		300,599,647
- Government securities	92,553,239	13,498,839	27,366,664	532,899	133,951,641	52.5	125,279,523	51.6	124,373,622	54.1
- Corporate securities	70,176,863	4,512,353	1,447,004	261,425	76,397,645	29.9	70,634,579	29.1	63,629,802	27.7
- PGBL/VGBL restricted bonds	-	-	45,047,668	-	45,047,668	17.6	46,945,198	19.3	41,778,643	18.2
Subtotal	162,730,102	18,011,192	73,861,336	794,324	255,396,954	100.0	242,859,300	100.0	229,782,067	100.0
Purchase and sale commitments (2)	11,015,571	3,478,004	52,017,779	62,072	66,573,426		70,468,200		70,817,580
Overall total	173,745,673	21,489,196	125,879,115	856,396	321,970,380		313,327,500		300,599,647

132             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2014							2013
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
Government securities	5,818,135	4,189,821	6,287,438	117,656,247	133,951,641	135,857,806	(1,906,165)	125,279,523	(2,043,599)	124,373,622	5,798,115
Financial treasury bills	106,281	1,272,942	1,541,881	9,021,658	11,942,762	11,938,601	4,161	6,936,493	3,367	6,455,746	587
National treasury bills	2,874,458	82,224	4,728,117	20,416,360	28,101,159	29,156,822	(1,055,663)	25,284,701	(1,040,851)	30,853,041	(102,740)
National treasury notes	2,814,377	2,831,796	17,440	87,895,073	93,558,686	94,448,430	(889,744)	92,869,857	(1,041,523)	86,183,804	5,822,110
Brazilian foreign debt notes	2,296	2,789	-	259,907	264,992	252,968	12,024	108,504	12,063	752,442	57,744
Privatization currencies	-	-	-	63,052	63,052	52,153	10,899	65,509	11,187	71,082	12,069
Other	20,723	70	-	197	20,990	8,832	12,158	14,459	12,158	57,507	8,345
Private securities	15,653,651	3,562,618	5,364,408	51,816,968	76,397,645	76,371,566	26,079	70,634,579	(681,900)	63,629,802	(212,252)
Bank deposit certificates	138,669	667,921	100,924	96,651	1,004,165	1,004,165	-	909,246	-	1,388,970	-
Shares	5,702,062	-	-	-	5,702,062	5,401,918	300,144	5,576,451	102,145	5,194,704	(563,382)
Debentures	259,161	1,677,821	3,066,377	28,635,420	33,638,779	33,762,527	(123,748)	33,138,624	(85,083)	30,972,077	(40,390)
Promissory notes	243,277	502,691	-	-	745,968	749,711	(3,743)	927,347	(4,325)	736,976	(1,549)
Foreign corporate securities	127,211	15,621	404,589	8,309,408	8,856,829	8,899,803	(42,974)	9,080,594	(269,749)	8,307,021	298,344
Derivative financial instruments (1)	3,195,524	294,074	288,964	594,395	4,372,957	4,093,594	279,363	2,500,325	(165,851)	1,543,567	(252,610)
Other	5,987,747	404,490	1,503,554	14,181,094	22,076,885	22,459,848	(382,963)	18,501,992	(259,037)	15,486,487	347,335
PGBL/VGBL restricted bonds	4,009,400	5,475,105	10,994,305	24,568,858	45,047,668	45,047,668	-	46,945,198	-	41,778,643	-
Subtotal	25,481,186	13,227,544	22,646,151	194,042,073	255,396,954	257,277,040	(1,880,086)	242,859,300	(2,725,499)	229,782,067	5,585,863
Purchase and sale commitments (2)	66,573,426	-	-	-	66,573,426	66,573,426	-	70,468,200	-	70,817,580	-
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	269,156	-	154,729	-	(89,298)
Securities reclassified to “Held-to-maturity securities“ (4)	-	-	-	-	-	-	443,371	-	479,358	-	-
Overall total	92,054,612	13,227,544	22,646,151	194,042,073	321,970,380	323,850,466	(1,167,559)	313,327,500	(2,091,412)	300,599,647	5,496,565

Bradesco      133

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)     Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2014							2013
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
- Financial (5)	12,731,205	4,969,918	7,289,706	35,894,382	60,885,211	60,610,620	274,591	52,961,036	(341,936)	59,470,907	(208,904)
National treasury bills	2,752,367	30,551	2,846,534	2,689,662	8,319,114	8,330,325	(11,211)	6,027,096	(11,500)	2,261,264	2,598
Financial treasury bills	70,626	782,221	980,264	8,129,387	9,962,498	9,958,579	3,919	5,022,784	3,078	4,544,441	194
Bank deposit certificates	34,939	625,868	4,149	17,346	682,302	682,302	-	586,023	-	810,059	-
Derivative financial instruments (1)	3,195,524	294,074	288,964	594,395	4,372,957	4,093,594	279,363	2,500,325	(165,851)	1,543,567	(252,610)
Debentures	82,105	1,160,868	2,127,453	9,365,502	12,735,928	12,807,346	(71,418)	13,124,574	(38,448)	29,728,164	(70,564)
Promissory notes	44,043	178,973	-	-	223,016	223,974	(958)	499,941	(1,969)	732,319	(1,549)
National treasury notes	1,688,047	1,679,818	8,931	11,970,887	15,347,683	15,264,588	83,095	16,155,052	(113,072)	13,237,357	117,689
Other	4,863,554	217,545	1,033,411	3,127,203	9,241,713	9,249,912	(8,199)	9,045,241	(14,174)	6,613,736	(4,662)
- Insurance companies and capitalization bonds	1,221,565	497,624	765,022	1,507,790	3,992,001	3,990,174	1,827	3,423,833	1,621	3,868,816	218
Financial treasury bills	-	314,450	264,166	526,199	1,104,815	1,104,815	-	835,902	-	1,293,311	-
National treasury bills	-	-	12,597	-	12,597	12,597	-	9,435	-	24,985	-
Bank deposit certificates	1,601	23,703	87,716	17,414	130,434	130,434	-	127,880	-	127,168	-
National treasury notes	-	414	-	8,874	9,288	9,288	-	2,058	-	20,409	-
Debentures	146	-	7,728	124,824	132,698	132,698	-	124,975	-	128,053	-
Other	1,219,818	159,057	392,815	830,479	2,602,169	2,600,342	1,827	2,323,583	1,621	2,274,890	218
- Pension plans	4,071,005	5,480,509	10,994,587	24,646,781	45,192,882	45,192,882	-	47,661,762	-	42,344,743	1,404
PGBL/VGBL restricted bonds	4,009,400	5,475,105	10,994,305	24,568,858	45,047,668	45,047,668	-	46,945,198	-	41,778,643	-
Other	61,605	5,404	282	77,923	145,214	145,214	-	716,564	-	566,100	1,404
- Other activities	79,231	75,319	227,182	322,381	704,113	704,113	-	800,370	-	371,244	-
Financial treasury bills	1,082	56,376	135,558	252,851	445,867	445,867	-	468,039	-	168,854	-
Bank deposit certificates	5,630	13,480	362	904	20,376	20,376	-	41,345	-	42,689	-

134             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2014							2013
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
National treasury bills	140	-	24,903	-	25,043	25,043	-	25,909	-	10,252	-
Debentures	6,108	58	2,141	44,593	52,900	52,900	-	56,981	-	20,777	-
Other	66,271	5,405	64,218	24,033	159,927	159,927	-	208,096	-	128,672	-
Subtotal	18,103,006	11,023,370	19,276,497	62,371,334	110,774,207	110,497,789	276,418	104,847,001	(340,315)	106,055,710	(207,282)
Purchase and sale commitments (2)	66,405,750	-	-	-	66,405,750	66,405,750	-	70,101,182	-	70,713,745	-
Financial/other	10,968,541	-	-	-	10,968,541	10,968,541	-	18,047,669	-	24,017,583	-
Insurance companies and capitalization bonds	3,433,133	-	-	-	3,433,133	3,433,133	-	3,224,562	-	3,242,762	-
Pension plans	52,004,076	-	-	-	52,004,076	52,004,076	-	48,828,951	-	43,453,400	-
- PGBL/VGBL	49,282,052	-	-	-	49,282,052	49,282,052	-	46,498,162	-	42,939,286	-
- Funds	2,722,024	-	-	-	2,722,024	2,722,024	-	2,330,789	-	514,114	-
Overall total	84,508,756	11,023,370	19,276,497	62,371,334	177,179,957	176,903,539	276,418	174,948,183	(340,315)	176,769,455	(207,282)
Derivative financial instruments (liabilities)	(2,720,711)	(327,438)	(149,731)	(695,983)	(3,893,863)	(3,737,896)	(155,967)	(1,808,500)	(195,005)	(2,590,307)	(237,825)

Bradesco      135

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (9)	R$ thousand
	2014							2013
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
- Financial (5)	3,435,655	1,508,582	3,358,984	93,505,013	101,808,234	103,262,128	(1,453,894)	95,533,540	(1,787,005)	75,194,660	615,343
National treasury bills	121,951	51,673	1,844,082	17,726,699	19,744,405	20,788,857	(1,044,452)	19,222,264	(1,029,348)	28,556,540	(105,336)
Brazilian foreign debt notes	2,296	2,789	-	223,250	228,335	216,311	12,024	64,587	12,063	432,493	57,743
Foreign corporate securities	127,206	15,621	404,589	8,308,834	8,856,250	8,899,220	(42,970)	9,079,984	(269,746)	8,268,349	298,184
National treasury notes (Note 8h)	-	517,973	8,509	37,955,355	38,481,837	38,812,353	(330,516)	37,494,680	(343,101)	28,448,308	(58,679)
Financial treasury bills	-	85,572	161,610	101,500	348,682	348,484	198	409,991	235	382,579	289
Bank deposit certificates	68,802	4,869	8,698	60,987	143,356	143,356	-	148,630	-	402,587	-
Debentures	170,586	483,812	918,386	18,945,391	20,518,175	20,599,107	(80,932)	19,600,490	(74,188)	836,969	(3,538)
Shares	2,730,646	-	-	-	2,730,646	2,383,225	347,421	2,510,801	116,828	911,740	13,677
Other	214,168	346,273	13,110	10,182,997	10,756,548	11,071,215	(314,667)	7,002,113	(199,748)	6,955,095	413,003
- Insurance companies and capitalization bonds (4)	1,574,016	667,270	-	7,760,392	10,001,678	10,916,625	(914,947)	10,256,818	(747,676)	15,899,295	358,805
National treasury notes (Note 8h)	-	633,592	-	7,707,375	8,340,967	9,157,507	(816,540)	8,335,366	(740,368)	14,059,498	526,846
Shares	1,566,712	-	-	-	1,566,712	1,658,167	(91,455)	1,671,122	(1,888)	1,695,960	(150,149)
Debentures	-	20,032	-	47,755	67,787	50,745	17,042	101,999	15,643	121,254	20,243
Other	7,304	13,646	-	5,262	26,212	50,206	(23,994)	148,331	(21,063)	22,583	(38,135)
- Pension plans (4)	2,293,650	26,277	10,670	6,863,911	9,194,508	8,987,021	207,487	9,120,855	144,519	28,608,577	4,814,183
Shares	1,179,048	-	-	-	1,179,048	1,152,934	26,114	1,113,701	(18,256)	1,679,703	(432,576)
National treasury notes (Note 8h)	1,067,043	-	-	6,761,123	7,828,166	7,653,950	174,216	7,820,026	155,019	26,715,339	5,234,853
Debentures	-	11,005	10,670	96,749	118,424	106,864	11,560	116,873	11,910	136,860	13,467
Other	47,559	15,272	-	6,039	68,870	73,273	(4,403)	70,255	(4,154)	76,675	(1,561)
- Other activities	74,859	2,045	-	13,307	90,211	85,361	4,850	25,734	4,978	12,787	4,814
Bank deposit certificates	27,697	-	-	-	27,697	27,697	-	5,368	-	6,467	-
Other	47,162	2,045	-	13,307	62,514	57,664	4,850	20,366	4,978	6,320	4,814
Subtotal	7,378,180	2,204,174	3,369,654	108,142,623	121,094,631	123,251,135	(2,156,504)	114,936,947	(2,385,184)	119,715,319	5,793,145

136             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3) (9)	R$ thousand
	2014							2013
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
Purchase and sale commitments (2)	58,574	-	-	-	58,574	58,574	-	367,018	-	103,835	-
Insurance companies and capitalization bonds	44,871	-	-	-	44,871	44,871	-	364,525	-	5,180	-
Pension plans	13,703	-	-	-	13,703	13,703	-	2,493	-	98,655	-
Subtotal	7,436,754	2,204,174	3,369,654	108,142,623	121,153,205	123,309,709	(2,156,504)	115,303,965	(2,385,184)	119,819,154	5,793,145
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	269,156	-	154,729	-	(89,298)
Securities reclassified to “Held-to-maturity securities“ (4)	-	-	-	-	-	-	443,371	-	479,358	-	-
Overall total	7,436,754	2,204,174	3,369,654	108,142,623	121,153,205	123,309,709	(1,443,977)	115,303,965	(1,751,097)	119,819,154	5,703,847

III)  Held-to-maturity securities

Securities (3)	R$ thousand
	2014					2013
	March 31					December 31	March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	-	-	-	36,657	36,657	43,917	319,949
Brazilian foreign debt notes	-	-	-	36,657	36,657	43,917	319,949
Insurance companies and capitalization bonds	-	-	-	4,017,513	4,017,513	3,984,406	-
National treasury notes	-	-	-	4,017,513	4,017,513	3,984,406	-
Pension plans	-	-	-	19,473,946	19,473,946	19,047,029	3,691,089
National treasury notes	-	-	-	19,473,946	19,473,946	19,047,029	3,691,089
Subtotal	-	-	-	23,528,116	23,528,116	23,075,352	4,011,038
Purchase and sale commitments (2)	109,102	-	-	-	109,102	-	-
Insurance companies and capitalization bonds	68,676	-	-	-	68,676	-	-
Pension plans	40,426	-	-	-	40,426	-	-
Overall total (4)	109,102	-	-	23,528,116	23,637,218	23,075,352	4,011,038

Bradesco      137

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2014					2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (6) (7) (8)	Total on December 31 (3) (6) (7) (8)	Total on March 31 (3) (6) (7) (8)
Own portfolio	88,843,714	10,411,869	17,373,349	119,412,981	236,041,913	228,364,978	221,860,362
Fixed income securities	83,141,652	10,411,869	17,373,349	119,412,981	230,339,851	222,788,527	216,665,658
● Financial treasury bills	106,281	1,033,281	1,046,519	2,261,649	4,447,730	4,295,172	4,585,022
● National treasury notes	2,814,377	634,028	-	38,085,284	41,533,689	39,230,492	45,236,240
● Brazilian foreign debt securities	2,296	2,789	-	259,907	264,992	104,144	334,256
● Bank deposit certificates	138,669	667,921	100,924	96,651	1,004,165	909,246	1,388,970
● National treasury bills	2,874,458	97	257,081	3,895,747	7,027,383	1,578,829	3,095,570
● Foreign corporate securities	118,582	15,621	404,589	7,438,779	7,977,571	6,687,925	2,176,330
● Debentures	258,946	1,675,776	3,066,377	28,624,815	33,625,914	33,125,893	30,972,077
● Purchase and sale commitments (2)	66,573,426	-	-	-	66,573,426	70,468,200	70,817,580
● PGBL/VGBL restricted bonds	4,009,400	5,475,105	10,994,305	24,568,858	45,047,668	46,945,198	41,778,643
● Other	6,245,217	907,251	1,503,554	14,181,291	22,837,313	19,443,428	16,280,970
Equity securities	5,702,062	-	-	-	5,702,062	5,576,451	5,194,704
● Shares of listed companies (technical reserve)	1,495,226	-	-	-	1,495,226	1,442,482	1,956,213
● Shares of listed companies (other)	4,206,836	-	-	-	4,206,836	4,133,969	3,238,491
Restricted securities	15,374	2,521,601	4,733,909	73,977,198	81,248,082	82,161,045	74,699,027
Repurchase agreements	8,844	2,289,721	4,250,805	67,852,823	74,402,193	75,581,322	64,537,874
● National treasury bills	-	82,127	4,221,107	12,144,260	16,447,494	19,355,914	17,424,590
● Brazilian foreign debt securities	-	-	-	-	-	4,360	418,186
● Financial treasury bills	-	7,781	12,258	5,037,553	5,057,592	193,293	133,601
● National treasury notes	-	2,197,768	17,440	49,789,776	52,004,984	53,622,355	40,430,806
● Foreign corporate securities	8,629	-	-	870,629	879,258	2,392,669	6,130,691
● Debentures	215	2,045	-	10,605	12,865	12,731	-
Brazilian Central Bank	-	-	-	2,694	2,694	-	-
● National treasury notes	-	-	-	2,694	2,694	-	-
Privatization currencies	-	-	-	63,052	63,052	65,509	71,082

138             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2014					2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (6) (7) (8)	Total on December 31 (3) (6) (7) (8)	Total on March 31 (3) (6) (7) (8)
Guarantees provided	6,530	231,880	483,104	6,058,629	6,780,143	6,514,214	10,090,071
● National treasury bills	-	-	-	4,318,854	4,318,854	4,048,806	7,836,190
● Financial treasury bills	-	231,880	483,104	1,722,456	2,437,440	2,448,028	1,737,123
● Other	6,530	-	-	17,319	23,849	17,380	516,758
Derivative financial instruments (1)	3,195,524	294,074	288,964	594,395	4,372,957	2,500,325	1,543,567
Securities subject to unrestricted repurchase agreements	-	-	249,929	57,499	307,428	301,152	2,496,691
● National treasury bills	-	-	249,929	57,499	307,428	301,152	2,496,691
Overall total	92,054,612	13,227,544	22,646,151	194,042,073	321,970,380	313,327,500	300,599,647
%	28.6	4.1	7.0	60.3	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter no 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)  In compliance with Article 8 of Bacen Circular Letter no 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations. On December 31, 2013, a total of R$ 19,121,109 thousand was reclassified from “Available-for-sale securities” to “Held-to-maturity securities”, given that the Insurance Group made the reclassification because of the change in Management's intention. The mark-to-market accounting of these securities, totaling
R$ 479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in the income statement for the remaining term of the securities, pursuant to Bacen Circular Letter no 3068/01;

(5)  On December 31, 2013, the amount of R$ 13,811,260 thousand was reclassified from “Held-for-trading securities” to “Available-for-sale securities”;

(6)  The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(7)  This column reflects book value after mark-to-market accounting in accordance with item (7), except for held-to-maturity instruments, whose fair value is higher than the original amortized cost for the amount of R$ 1,184,811 thousand (R$ 1,476,686 thousand on December 31, and R$ 2,418,145 thousand on March 31, 2013);

(8)  The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas; and for investment funds, the original amortized cost reflects the fair value of the respective quotas; and

(9)  In the 1st quarter of 2014 there were no losses by impairment under the heading "equity securities", (4th quarter of 2013 – R$ 682,143 thousand) for the securities classified under the category "Available-for-sale securities".

Bradesco      139

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the OTC markets.

140             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$ thousand
	2014		2013
	March 31		December 31		March 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	53,172,445		102,450,944		223,081,680
- Interbank market	39,923,775	-	77,678,933	-	219,197,444	-
- Foreign currency	13,157,160	-	24,688,862	-	3,854,591	-
- Other	91,510	-	83,149	-	29,645	-
Sale commitments:	83,728,418		205,152,305		272,893,073
- Interbank market (1)	55,682,741	15,758,966	167,713,938	90,035,005	248,061,301	28,863,857
- Foreign currency (2)	27,887,625	14,730,465	37,322,798	12,633,936	23,848,504	19,993,913
- Other	158,052	66,542	115,569	32,420	983,268	953,623

Option contracts
Purchase commitments:	113,588,878		182,208,560		117,143,753
- Interbank market	107,447,000	-	180,559,992	-	115,770,200	-
- Foreign currency	5,318,145	-	1,211,870	-	431,770	-
- Other	823,733	297,317	436,698	-	941,783	203,616
Sale commitments:	124,656,009		208,517,757		119,377,974
- Interbank market	116,216,213	8,769,213	204,047,525	23,487,533	117,266,400	1,496,200
- Foreign currency	7,913,380	2,595,235	2,902,599	1,690,729	1,373,407	941,637
- Other	526,416	-	1,567,633	1,130,935	738,167	-

Forward contracts
Purchase commitments:	11,153,831		9,401,277		12,669,557
- Foreign currency	10,627,591	2,207,146	9,185,195	992,561	12,444,930	5,499,737
- Other	526,240	102,346	216,082	-	224,627	-
Sale commitments:	8,844,339		8,414,453		7,343,883
- Foreign currency	8,420,445	-	8,192,634	-	6,945,193	-
- Other	423,894	-	221,819	5,737	398,690	174,063

Swap contracts
Assets (long position):	54,981,579		63,057,229		36,896,678
- Interbank market	11,398,956	452,971	11,176,803	-	9,065,548	766,346
- Fixed rate	5,759,545	2,775,745	6,103,311	3,070,691	4,021,502	2,086,199
- Foreign currency (3)	25,150,383	-	25,131,705	-	20,823,321	-
- IGP-M	1,428,579	-	1,419,321	-	900,876	-
- Other	11,244,116	-	19,226,089	-	2,085,431	-
Liabilities (short position):	54,514,974		62,358,925		37,174,560
- Interbank market	10,945,985	-	12,218,027	1,041,224	8,299,202	-
- Fixed rate	2,983,800	-	3,032,620	-	1,935,303	-
- Foreign currency (3)	26,939,690	1,789,307	25,412,799	281,094	22,190,574	1,367,253
- IGP-M (General Market Price Index)	2,194,830	766,251	2,373,388	954,067	2,398,610	1,497,734
- Other	11,450,669	206,553	19,322,091	96,002	2,350,871	265,440

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$ 19,630,750 thousand (R$ 23,464,746 thousand on December 31, 2013 and R$ 4,115,474 thousand on March 31, 2013) (Note 8g);

(2)  Includes specific hedges to protect foreign investments totaling R$ 28,375,218 thousand (R$ 27,558,985 thousand on December 31, 2013 and R$ 22,382,368 thousand on March 31, 2013); and

(3)  Includes credit derivative operations (Note 8f).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution no 3263/05.

Bradesco      141

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	R$ thousand
	2014			2013
	March 31			December 31			March 31
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables - swaps	2,842,785	277,862	3,120,647	2,005,499	(182,985)	1,822,514	990,432	(249,829)	740,603
Receivable forward purchases	755,171	-	755,171	504,580	-	504,580	340,611	-	340,611
Receivable forward sales	403,170	-	403,170	25,405	-	25,405	414,303	-	414,303
Premiums on exercisable options	92,468	1,501	93,969	130,692	17,134	147,826	50,831	(2,781)	48,050
Total assets	4,093,594	279,363	4,372,957	2,666,176	(165,851)	2,500,325	1,796,177	(252,610)	1,543,567
Adjustment payables - swaps	(2,453,263)	(200,778)	(2,654,041)	(931,948)	(192,262)	(1,124,210)	(768,920)	(249,566)	(1,018,486)
Payable forward purchases	(752,287)	-	(752,287)	(113,582)	-	(113,582)	(328,832)	-	(328,832)
Payable forward sales	(322,802)	-	(322,802)	(348,676)	-	(348,676)	(1,181,586)	-	(1,181,586)
Premiums on written options	(209,544)	44,811	(164,733)	(219,289)	(2,743)	(222,032)	(73,144)	11,741	(61,403)
Total liabilities	(3,737,896)	(155,967)	(3,893,863)	(1,613,495)	(195,005)	(1,808,500)	(2,352,482)	(237,825)	(2,590,307)

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2014					2013
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31
Futures contracts	33,881,176	8,797,959	34,183,390	60,038,338	136,900,863	307,603,249	495,974,753
Option contracts	9,858,494	212,937,389	15,177,206	271,798	238,244,887	390,726,317	236,521,727
Forward contracts	13,145,855	2,390,022	2,548,164	1,914,129	19,998,170	17,815,730	20,013,440
Swap contracts	12,498,817	18,035,428	5,049,695	16,276,992	51,860,932	61,234,715	36,156,075
Total on March 31, 2014	69,384,342	242,160,798	56,958,455	78,501,257	447,004,852
Total on December 31, 2013	581,834,524	49,254,103	43,976,066	102,315,318		777,380,011
Total on March 31, 2013	154,129,673	66,030,985	275,134,738	293,370,599			788,665,995

142             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Government securities
National treasury notes	-	-	300,928
Financial treasury bills	6,281	6,128	13,647
National treasury bills	3,271,471	3,004,368	7,007,629
Total	3,277,752	3,010,496	7,322,204

V)  Revenues and expenses, net

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Swap contracts	(408,459)	736,184	110,900
Forward contracts	(153,911)	148,429	(57,712)
Option contracts	10,623	(33,112)	(212,904)
Futures contracts	907,329	(1,514,323)	42,860
Foreign exchange variation of investments abroad	(222,032)	260,134	(40,318)
Total	133,550	(402,688)	(157,174)

VI) Total value of derivative financial instruments, by trading location and counterparties

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Cetip (over-the-counter)	55,101,366	63,077,486	40,137,623
BM&FBOVESPA (stock exchange)	357,719,400	672,268,697	724,863,625
Abroad (over-the-counter) (1)	18,358,656	19,035,793	17,949,627
Abroad (stock exchange) (1)	15,825,430	22,998,035	5,715,120
Total	447,004,852	777,380,011	788,665,995

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of March 31, 2014, a total of 92.5% of counterparties are corporate entities and 7.5% are financial institutions.

f)    Credit Default Swaps (CDS)

Overall, they represent a bilateral contract in which one of the counterparties purchases protection against credit risk of a particular financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

Bradesco carried out operations involving credit derivatives to better manage its risk exposure and its assets. As of March 31, 2014, it did not have credit derivative agreements.

Bradesco      143

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, related to floating interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2014	2013
	March 31	December 31	March 31
DI Future with maturity between 2015 and 2017	19,630,750	23,464,746	4,115,474
Funding indexed to CDI	19,788,753	23,539,454	3,806,592
Mark-to-market adjustment recorded in shareholders’ equity (1)	269,156	154,729	(89,298)
Ineffective fair value recorded in profit or loss	140	64	-

(1)  The adjustment in shareholders’ equity is R$ 161,494 thousand, net of taxes (R$ 92,837 thousand on December 31, 2013 and R$ (53,579) thousand on March 31, 2013).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter no 3082/02.

h)   Income from securities, insurance, pension plans, capitalization bonds and derivative financial instruments

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Fixed income securities (1)	4,187,245	192,303	2,436,858
Interbank investments (Note 7b)	3,044,291	3,329,433	3,425,428
Equity securities	(164)	(108,152)	(1,006)
Subtotal	7,231,372	3,413,584	5,861,280
Income from insurance, pension plans and capitalization bonds (1)	3,263,448	422,900	2,060,904
Income from derivative financial instruments (Note 8e V)	133,550	(402,688)	(157,174)
Total (1)	10,628,370	3,433,796	7,765,010

(1)  The 4th quarter of 2013 includes the adjustment of rates to market value totaling R$ 6,117,649 thousand, of which R$ 3,822,055 thousand is recorded under “Fixed-income securities” and R$ 2,295,594 thousand under “Financial income from insurance, pension plans and capitalization bonds”.

144             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

9)      INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2014	2013
		March 31	December 31	March 31
Reserve requirement – demand deposits	not remunerated	6,949,702	7,557,232	6,789,398
Reserve requirement – savings deposits	savings index	16,339,408	16,098,012	13,977,474
Reserve requirement – time deposits	Selic rate	14,789,408	12,139,084	10,717,057
Collection of funds from rural loan (1)	not remunerated	-	-	536
Additional reserve requirement	Selic rate	20,840,642	19,586,661	18,780,963
• Savings deposits		8,169,704	8,049,006	6,985,553
• Time deposits		12,670,938	11,537,655	11,795,410
Reserve requirement – SFH	TR + interest rate	597,829	586,932	572,054
Funds from rural loan	not remunerated	-	-	578
Total (2)		59,516,989	55,967,921	50,838,060

(1)  Pursuant to Bacen Circular Letter no 3460/09, the banks must collect funds from rural loan (on demand deposits) not lent as of August 2010, for return in August 2013; and

(2)  For further information regarding new rules on reserve requirement see Note 35c.

b)   Revenue from reserve requirement

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Reserve requirement – Bacen	1,073,825	933,357	656,553
Reserve requirement – SFH	8,250	7,843	6,385
Total	1,082,075	941,200	662,938

Bradesco      145

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

10)  LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014		2013
							Total on March 31 (A)	% (6)	Total on December 31 (A)	% (6)	Total on March 31 (A)	% (6)
Discounted trade receivables and loans (1)	20,563,541	14,685,112	9,843,769	18,401,701	21,554,675	55,729,184	140,777,982	37.5	141,931,212	38.1	129,489,813	38.3
Financing	3,954,156	3,609,057	2,946,361	9,146,348	14,667,883	78,259,428	112,583,233	29.9	108,816,465	29.2	100,378,557	29.7
Agricultural and agribusiness loans	1,166,631	562,014	726,854	4,545,602	5,323,896	8,904,162	21,229,159	5.6	19,712,288	5.3	16,934,221	5.0
Subtotal	25,684,328	18,856,183	13,516,984	32,093,651	41,546,454	142,892,774	274,590,374	73.0	270,459,965	72.6	246,802,591	73.0
Leasing	280,791	241,749	227,810	623,040	1,026,873	2,365,973	4,766,236	1.3	5,209,475	1.4	6,389,013	1.9
Advances on foreign exchange contracts (2)	860,241	738,331	753,664	2,468,184	1,618,898	7,857	6,447,175	1.7	5,752,422	1.5	6,007,530	1.8
Subtotal	26,825,360	19,836,263	14,498,458	35,184,875	44,192,225	145,266,604	285,803,785	76.0	281,421,862	75.5	259,199,134	76.7
Other receivables (3)	6,659,828	4,429,521	1,537,967	3,044,558	2,536,253	1,602,891	19,811,018	5.3	20,583,210	5.5	15,745,210	4.7
Total loans	33,485,188	24,265,784	16,036,425	38,229,433	46,728,478	146,869,495	305,614,803	81.3	302,005,072	81.0	274,944,344	81.4
Sureties and guarantees (4)	2,803,668	969,535	1,304,784	3,250,967	7,311,715	51,876,962	67,517,631	17.9	67,586,244	18.1	59,727,920	17.7
Loan assignment (5)	4,652	3,442	1,799	376	927	7,340	18,536	-	37,143	-	145,276	-
Loan assignment - real estate receivables certificate	61,195	61,192	61,189	176,104	262,818	883,614	1,506,112	0.4	1,569,517	0.4	367,141	0.1
Co-obligation in rural loan assignment (4)	-	-	-	-	-	111,035	111,035	-	108,146	-	119,145	-
Loans available for import (4)	60,459	69,462	66,254	83,460	38,521	46,482	364,638	0.1	735,505	0.2	1,379,284	0.4
Confirmed exports loans (4)	36,297	37,374	2,709	2,816	1,031	-	80,227	-	59,480	-	21,473	-
Acquisition of credit card receivables	293,098	130,716	93,112	242,276	274,334	66,331	1,099,867	0.3	1,011,479	0.3	1,205,614	0.4
Overall total on March 31, 2014	36,744,557	25,537,505	17,566,272	41,985,432	54,617,824	199,861,259	376,312,849	100.0
Overall total on December 31, 2013	36,906,824	26,960,997	17,838,304	41,090,203	57,280,016	193,036,242			373,112,586	100.0
Overall total on March 31, 2013	33,582,729	23,864,475	18,736,578	39,399,561	48,105,688	174,221,166					337,910,197	100.0

146             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2014		2013
						Total on March 31 (B)	% (6)	Total on December 31 (B)	% (6)	Total on March 31 (B)	% (6)
Discounted trade receivables and loans (1)	1,191,787	1,271,459	1,005,946	1,724,811	2,395,260	7,589,263	87.2	6,990,700	85.8	7,211,210	82.9
Financing	215,284	215,334	93,241	168,962	147,620	840,441	9.6	836,346	10.3	1,066,743	12.2
Agricultural and agribusiness loans	13,794	26,520	6,036	26,447	22,637	95,434	1.1	106,937	1.3	121,353	1.4
Subtotal	1,420,865	1,513,313	1,105,223	1,920,220	2,565,517	8,525,138	97.9	7,933,983	97.4	8,399,306	96.5
Leasing	26,572	23,068	13,399	25,751	18,626	107,416	1.2	117,626	1.4	204,339	2.3
Advances on foreign exchange contracts (2)	5,598	346	4,036	1,477	-	11,457	0.1	12,274	0.2	15,330	0.2
Subtotal	1,453,035	1,536,727	1,122,658	1,947,448	2,584,143	8,644,011	99.2	8,063,883	99.0	8,618,975	99.0
Other receivables (3)	5,095	1,194	2,278	14,378	43,562	66,507	0.8	79,219	1.0	90,904	1.0
Overall total on March 31, 2014	1,458,130	1,537,921	1,124,936	1,961,826	2,627,705	8,710,518	100.0
Overall total on December 31, 2013	1,271,083	1,130,688	981,091	1,973,232	2,787,008			8,143,102	100.0
Overall total on March 31, 2013	1,496,155	1,269,356	1,077,286	2,052,077	2,815,005					8,709,879	100.0

Bradesco      147

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014		2013
							Total on March 31 (C)	% (6)	Total on December 31 (C)	% (6)	Total on March 31 (C)	% (6)
Discounted trade receivables and loans (1)	703,083	560,653	484,041	1,183,314	1,776,283	4,196,223	8,903,597	63.9	7,962,134	61.7	8,022,587	56.4
Financing	206,383	197,846	183,459	533,873	921,458	2,433,076	4,476,095	32.1	4,378,921	33.9	5,334,996	37.5
Agricultural and agribusiness loans	865	857	1,257	4,824	17,082	124,092	148,977	1.1	180,866	1.4	182,531	1.3
Subtotal	910,331	759,356	668,757	1,722,011	2,714,823	6,753,391	13,528,669	97.1	12,521,921	97.0	13,540,114	95.2
Leasing	25,687	23,741	21,967	60,640	94,470	170,650	397,155	2.9	386,380	3.0	686,760	4.8
Subtotal	936,018	783,097	690,724	1,782,651	2,809,293	6,924,041	13,925,824	100.0	12,908,301	100.0	14,226,874	100.0
Other receivables (3)	470	425	360	983	1,215	2,648	6,101	-	4,694	-	2,271	-
Overall total on March 31, 2014	936,488	783,522	691,084	1,783,634	2,810,508	6,926,689	13,931,925	100.0
Overall total on December 31, 2013	781,179	750,861	637,881	1,618,713	2,623,934	6,500,427			12,912,995	100.0
Overall total on March 31, 2013	910,025	860,012	714,002	1,814,611	2,876,220	7,054,275					14,229,145	100.0

148             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2014		2013
	Total on March 31 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	157,270,842	39.4	156,884,046	39.9	144,723,610	40.1
Financing	117,899,769	29.6	114,031,732	28.9	106,780,296	29.6
Agricultural and agribusiness loans	21,473,570	5.4	20,000,091	5.1	17,238,105	4.8
Subtotal	296,644,181	74.4	290,915,869	73.9	268,742,011	74.5
Leasing	5,270,807	1.3	5,713,481	1.4	7,280,112	2.0
Advances on foreign exchange contracts (2) (Note 11a)	6,458,632	1.6	5,764,696	1.5	6,022,860	1.7
Subtotal	308,373,620	77.3	302,394,046	76.8	282,044,983	78.2
Other receivables (3)	19,883,626	5.0	20,667,123	5.2	15,838,385	4.4
Total loans	328,257,246	82.3	323,061,169	82.0	297,883,368	82.6
Sureties and guarantees (4)	67,517,631	16.9	67,586,244	17.1	59,727,920	16.6
Loan assignment (5)	18,536	-	37,143	-	145,276	-
Loan assignment - real estate receivables certificate	1,506,112	0.4	1,569,517	0.4	367,141	0.1
Co-obligation in rural loan assignment (4)	111,035	-	108,146	-	119,145	-
Loans available for import (4)	364,638	0.1	735,505	0.2	1,379,284	0.4
Confirmed exports loans (4)	80,227	-	59,480	-	21,473	-
Acquisition of credit card receivables	1,099,867	0.3	1,011,479	0.3	1,205,614	0.3
Overall total on March 31, 2014	398,955,292	100.0
Overall total on December 31, 2013			394,168,683	100.0
Overall total on March 31, 2013					360,849,221	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$ 18,504,679 thousand (R$ 18,581,581 thousand on December 31, 2013 and R$ 18,664,697 thousand on March 31, 2013);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” is comprised of receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) for the amount of R$ 16,737,909 thousand (R$ 17,646,109 thousand on December 31, 2013 and R$ 13,951,091 thousand on March 31, 2013);

(4)  Recorded in off-balance sheet accounts;

(5)  Amount of loan assignment up to March 31, 2014, December 31, 2013 and March 31, 2013, respectively, net of installments repaid; and

(6)  Percentage of each type on total loan portfolio, including sureties and guaranties, loan assignments and acquisition of receivables.

Bradesco      149

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2014		2013
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Discounted trade receivables and loans	27,184,338	72,208,367	11,043,100	26,405,438	5,441,127	3,569,838	1,718,662	1,368,427	8,331,545	157,270,842	47.9	156,884,046	48.5	144,723,610	48.6
Financing	25,869,199	43,410,721	37,930,847	7,318,937	923,176	484,599	305,435	264,411	1,392,444	117,899,769	35.9	114,031,732	35.3	106,780,296	35.9
Agricultural and agribusiness loans	2,808,628	2,794,937	8,670,401	6,580,088	265,330	173,380	102,526	18,294	59,986	21,473,570	6.5	20,000,091	6.2	17,238,105	5.8
Subtotal	55,862,165	118,414,025	57,644,348	40,304,463	6,629,633	4,227,817	2,126,623	1,651,132	9,783,975	296,644,181	90.3	290,915,869	90.0	268,742,011	90.3
Leasing	135,685	641,114	1,479,339	2,409,715	216,959	58,449	55,845	41,133	232,568	5,270,807	1.6	5,713,481	1.8	7,280,112	2.4
Advances on foreign exchange contracts (2)	2,789,846	1,949,586	808,204	830,639	43,359	28,419	1,616	-	6,963	6,458,632	2.0	5,764,696	1.8	6,022,860	2.0
Subtotal	58,787,696	121,004,725	59,931,891	43,544,817	6,889,951	4,314,685	2,184,084	1,692,265	10,023,506	308,373,620	93.9	302,394,046	93.6	282,044,983	94.7
Other receivables	1,021,546	14,677,325	1,220,920	2,340,964	123,514	43,185	35,986	47,107	373,079	19,883,626	6.1	20,667,123	6.4	15,838,385	5.3
Overall total on March 31, 2014	59,809,242	135,682,050	61,152,811	45,885,781	7,013,465	4,357,870	2,220,070	1,739,372	10,396,585	328,257,246	100.0
%	18.2	41.3	18.7	14.0	2.1	1.3	0.7	0.5	3.2	100.0
Overall total on December 31, 2013	58,672,533	134,688,972	59,014,421	45,326,387	6,668,119	4,032,136	2,023,109	1,651,841	10,983,651			323,061,169	100.0
%	18.2	41.7	18.3	14.0	2.1	1.2	0.6	0.5	3.4			100.0
Overall total on March 31, 2013	54,285,124	120,630,384	43,007,420	54,896,288	7,608,436	2,763,122	2,166,866	1,767,857	10,757,871					297,883,368	100.0
%	18.2	40.5	14.5	18.4	2.7	0.9	0.7	0.6	3.5					100.0

(1)  Percentage of each type on total loan portfolio, excluding sureties and guaranties, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 11a.

150             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2014		2013
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	-	-	1,618,236	3,229,151	2,315,160	1,349,547	894,735	777,024	3,748,072	13,931,925	100.0	12,912,995	100.0	14,229,145	100.0
1 to 30	-	-	162,787	258,265	123,346	83,661	50,012	43,148	215,269	936,488	6.7	781,179	6.1	910,025	6.4
31 to 60	-	-	126,698	209,677	105,704	57,705	46,112	39,325	198,301	783,522	5.6	750,861	5.8	860,012	6.0
61 to 90	-	-	109,596	177,394	92,574	60,491	41,347	34,940	174,742	691,084	5.0	637,881	4.9	714,002	5.0
91 to 180	-	-	204,141	426,091	294,623	155,413	115,558	96,437	491,371	1,783,634	12.8	1,618,713	12.5	1,814,611	12.8
181 to 360	-	-	310,382	654,994	464,083	240,087	187,646	155,169	798,147	2,810,508	20.2	2,623,934	20.3	2,876,220	20.2
More than 360	-	-	704,632	1,502,730	1,234,830	752,190	454,060	408,005	1,870,242	6,926,689	49.7	6,500,427	50.4	7,054,275	49.6
Past-due installments (2)	-	-	416,705	1,085,399	990,934	795,213	662,124	586,664	4,173,479	8,710,518	100.0	8,143,102	100.0	8,709,879	100.0
1 to 14	-	-	7,933	101,897	85,440	50,891	20,258	17,382	153,609	437,410	5.0	330,536	4.1	494,407	5.7
15 to 30	-	-	395,078	276,809	110,939	55,266	29,767	21,107	131,754	1,020,720	11.7	940,547	11.5	1,001,748	11.5
31 to 60	-	-	13,694	689,919	287,357	189,889	82,154	46,244	228,664	1,537,921	17.7	1,130,688	13.9	1,269,356	14.6
61 to 90	-	-	-	11,652	486,921	138,991	84,871	58,289	344,212	1,124,936	12.9	981,091	12.0	1,077,286	12.4
91 to 180	-	-	-	5,122	20,277	340,196	430,338	423,757	742,136	1,961,826	22.5	1,973,232	24.2	2,052,077	23.5
181 to 360	-	-	-	-	-	19,980	14,736	19,885	2,511,503	2,566,104	29.5	2,700,273	33.2	2,706,864	31.1
More than 360	-	-	-	-	-	-	-	-	61,601	61,601	0.7	86,735	1.1	108,141	1.2
Subtotal	-	-	2,034,941	4,314,550	3,306,094	2,144,760	1,556,859	1,363,688	7,921,551	22,642,443		21,056,097		22,939,024
Specific provision	-	-	20,349	129,436	330,609	643,428	778,430	954,582	7,921,551	10,778,385		10,851,170		11,268,327

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution no 2682/99.

Bradesco      151

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2014		2013
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	59,809,242	135,682,050	59,117,870	41,571,231	3,707,371	2,213,110	663,211	375,684	2,475,034	305,614,803	100.0	302,005,072	100.0	274,944,344	100.0
1 to 30	4,907,481	18,311,746	3,449,905	5,575,424	488,309	198,251	63,446	70,606	420,020	33,485,188	11.0	34,050,675	11.3	31,055,920	11.3
31 to 60	3,801,436	13,289,813	2,572,857	3,879,379	202,346	160,447	55,558	27,275	276,673	24,265,784	7.9	25,163,370	8.3	22,053,193	8.0
61 to 90	2,180,152	8,149,953	2,107,371	3,176,511	192,218	40,905	28,754	28,267	132,294	16,036,425	5.2	16,635,369	5.5	16,911,656	6.1
91 to 180	7,111,207	17,119,936	5,622,702	7,329,067	374,892	194,224	121,926	75,088	280,391	38,229,433	12.5	35,969,603	11.9	35,610,196	13.0
181 to 360	7,047,826	21,926,667	7,760,204	7,978,447	600,603	907,873	78,957	56,453	371,448	46,728,478	15.3	50,123,413	16.6	43,093,763	15.7
More than 360	34,761,140	56,883,935	37,604,831	13,632,403	1,849,003	711,410	314,570	117,995	994,208	146,869,495	48.1	140,062,642	46.4	126,219,616	45.9
Generic provision	-	678,414	591,179	1,247,137	370,737	663,933	331,605	262,979	2,475,034	6,621,018		6,800,157		6,080,370
Overall total on March 31, 2014 (2)	59,809,242	135,682,050	61,152,811	45,885,781	7,013,465	4,357,870	2,220,070	1,739,372	10,396,585	328,257,246
Existing provision	-	760,369	691,184	2,370,453	1,975,728	1,942,485	1,549,980	1,720,126	10,396,585	21,406,910
Minimum required provision	-	678,414	611,528	1,376,573	701,346	1,307,361	1,110,035	1,217,561	10,396,585	17,399,403
Excess provision (3)	-	81,955	79,656	993,880	1,274,382	635,124	439,945	502,565	-	4,007,507
Overall total on December 31, 2013	58,672,533	134,688,972	59,014,421	45,326,387	6,668,119	4,032,136	2,023,109	1,651,841	10,983,651			323,061,169
Existing provision	-	754,951	669,162	2,540,520	1,856,097	1,865,672	1,386,722	1,630,254	10,983,651			21,687,029
Minimum required provision	-	673,445	590,143	1,359,791	666,813	1,209,642	1,011,553	1,156,289	10,983,651			17,651,327
Excess provision	-	81,506	79,019	1,180,729	1,189,284	656,030	375,169	473,965	-			4,035,702
Overall total on March 31, 2013 (2)	54,285,124	120,630,384	43,007,420	54,896,288	7,608,436	2,763,122	2,166,866	1,767,857	10,757,871					297,883,368
Existing provision	-	604,477	434,956	2,935,240	2,079,315	1,334,156	1,474,716	1,737,843	10,757,871					21,358,574
Minimum required provision	-	603,148	430,078	1,646,888	760,843	828,937	1,083,433	1,237,499	10,757,871					17,348,697
Excess provision	-	1,329	4,878	1,288,352	1,318,472	505,219	391,283	500,344	-					4,009,877

(1)    Percentage of maturities by type of installment;

(2)    The overall total includes performing loans for the amount of R$ 305,614,803 thousand (R$ 302,005,072 thousand on December 31, 2013 and R$ 274,944,344 thousand on March 31, 2013) and non-performing loans of R$ 22,642,443 thousand (R$ 21,056,097 thousand on December 31, 2013 and R$ 22,939,024 thousand on March 31, 2013); and

(3)    March 31, 2014 YTD includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 355,479 thousand (R$ 337,623 thousand on December 31, 2013) (Notes 20b and 29).

152             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Concentration of loans

	R$ thousand
	2014		2013
	March 31	% (1)	December 31	% (1)	March 31	% (1)
Largest borrower	6,099,815	1.9	2,367,202	0.7	2,544,047	0.9
10 largest borrowers	21,085,268	6.4	17,327,527	5.4	15,823,086	5.3
20 largest borrowers	30,068,823	9.2	26,569,077	8.2	24,278,555	8.2
50 largest borrowers	44,709,536	13.6	41,782,788	12.9	38,695,745	13.0
100 largest borrowers	56,765,490	17.3	53,926,095	16.7	51,179,314	17.2

(1)    Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	R$ thousand
	2014		2013
	March 31%		December 31%		March 31%
Public sector	6,134,786	1.9	2,188,831	0.7	216,789	0.1
Federal government	6,099,815	1.9	2,148,497	0.7	56,859	-
Petrochemical	6,099,815	1.9	2,148,497	0.7	56,859	-
State government	34,971	-	40,334	-	159,930	0.1
Production and distribution of electricity	34,971	-	40,334	-	159,930	0.1
Private sector	322,122,460	98.1	320,872,338	99.3	297,666,579	99.9
Manufacturing	57,692,968	17.5	58,256,376	18.0	57,657,251	19.3
Food products and beverages	13,501,382	4.1	13,204,854	4.1	12,776,317	4.3
Steel, metallurgy and mechanics	11,272,757	3.4	11,379,877	3.5	10,662,879	3.6
Chemical	4,666,729	1.4	4,483,643	1.4	4,830,701	1.6
Light and heavy vehicles	4,345,950	1.3	4,630,370	1.4	4,826,133	1.6
Pulp and paper	3,531,636	1.1	3,624,721	1.1	3,819,967	1.2
Textiles and apparel	3,209,278	1.0	3,203,611	1.0	3,163,119	1.1
Rubber and plastic articles	2,757,632	0.8	2,876,366	0.9	2,707,106	0.9
Oil refining and production of alcohol	2,710,606	0.8	2,732,785	0.9	3,826,904	1.3
Furniture and wood products	2,287,422	0.7	2,332,805	0.7	2,176,759	0.7
Non-metallic materials	2,248,473	0.7	2,161,609	0.7	1,588,808	0.5
Electric and electronic products	1,865,198	0.6	1,915,767	0.6	1,953,592	0.7
Extraction of metallic and non-metallic ores	1,394,703	0.4	1,707,413	0.5	1,754,936	0.6
Automotive parts and accessories	1,298,838	0.4	1,297,003	0.4	1,203,034	0.4
Leather articles	861,896	0.3	818,542	0.3	761,445	0.3
Publishing, printing and reproduction	745,261	0.2	769,280	0.2	737,141	0.2
Other industries	995,207	0.3	1,117,730	0.3	868,410	0.3
Commerce	45,097,725	13.7	45,654,351	14.2	44,565,679	15.0
Merchandise in specialty stores	10,870,175	3.3	11,096,290	3.4	11,957,566	4.0
Food products, beverages and tobacco	5,306,861	1.6	5,487,894	1.7	4,906,330	1.7
Non-specialized retailer	4,838,049	1.5	5,046,410	1.6	4,458,169	1.5
Automobile	3,483,102	1.1	3,876,909	1.2	3,446,250	1.2
Clothing and footwear	3,446,042	1.0	3,522,720	1.1	3,419,738	1.2
Motor vehicle repairs, parts and accessories	3,398,298	1.0	3,402,283	1.1	3,244,927	1.1
Grooming and household articles	2,664,657	0.8	2,788,145	0.9	2,792,626	1.0
Waste and scrap	2,438,330	0.7	2,365,062	0.7	2,204,324	0.7
Agricultural products	1,896,212	0.6	1,345,620	0.4	1,569,833	0.5
Fuel	1,877,902	0.6	1,901,922	0.6	1,913,365	0.6
Trading intermediary	1,696,927	0.5	1,533,412	0.5	1,616,310	0.5
Wholesale of goods in general	1,535,152	0.5	1,716,400	0.5	1,530,563	0.5
Other commerce	1,646,018	0.5	1,571,284	0.5	1,505,678	0.5
Financial intermediaries	3,601,097	1.1	3,322,552	1.0	2,186,470	0.7
Services	80,322,078	24.5	79,585,455	24.6	71,397,669	24.0
Civil construction	21,424,003	6.5	20,486,801	6.3	18,276,940	6.1
Transportation and storage	17,137,289	5.2	16,825,914	5.2	15,762,561	5.3
Real estate activities, rentals and corporate services	13,365,584	4.1	13,341,844	4.1	12,763,095	4.3
Holding companies, legal, accounting and business advisory services	4,836,157	1.5	5,389,714	1.7	3,182,266	1.1
Production and distribution of electric power, gas and water	4,269,656	1.3	4,408,326	1.4	4,650,816	1.6
Hotels and catering	2,823,761	0.9	2,824,681	0.9	2,763,888	0.9
Social services, education, health, defense and social security	2,512,362	0.8	2,556,371	0.8	2,348,961	0.8
Clubs, leisure, cultural and sport activities	2,145,255	0.6	2,234,256	0.7	2,095,370	0.7
Telecommunications	453,225	0.1	484,397	0.1	565,025	0.2
Other services	11,354,786	3.5	11,033,151	3.4	8,988,747	3.0
Agriculture, cattle raising, fishing, forestry and timber industry	3,855,537	1.2	4,373,207	1.4	3,596,360	1.2
Individuals	131,553,055	40.1	129,680,397	40.1	118,263,150	39.7
Total	328,257,246	100.0	323,061,169	100.0	297,883,368	100.0

Bradesco      153

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2014	2013
	Past due	Outstanding	Total - non-performing loans				% March 31 YTD (2)	% December 31 YTD (2)	% March 31 YTD (2)
AA	-	-	-	59,809,242	59,809,242	18.2	18.2	18.2	18.2
A	-	-	-	135,682,050	135,682,050	41.3	59.5	59.9	58.7
B	416,705	1,618,236	2,034,941	59,117,870	61,152,811	18.7	78.2	78.2	73.2
C	1,085,399	3,229,151	4,314,550	41,571,231	45,885,781	14.0	92.2	92.2	91.6
Subtotal	1,502,104	4,847,387	6,349,491	296,180,393	302,529,884	92.2
D	990,934	2,315,160	3,306,094	3,707,371	7,013,465	2.1	94.3	94.3	94.3
E	795,213	1,349,547	2,144,760	2,213,110	4,357,870	1.3	95.6	95.5	95.2
F	662,124	894,735	1,556,859	663,211	2,220,070	0.7	96.3	96.1	95.9
G	586,664	777,024	1,363,688	375,684	1,739,372	0.5	96.8	96.6	96.5
H	4,173,479	3,748,072	7,921,551	2,475,034	10,396,585	3.2	100.0	100.0	100.0
Subtotal	7,208,414	9,084,538	16,292,952	9,434,410	25,727,362	7.8
Overall total on March 31, 2014	8,710,518	13,931,925	22,642,443	305,614,803	328,257,246	100.0
%	2.6	4.3	6.9	93.1	100.0
Overall total on December 31, 2013	8,143,102	12,912,995	21,056,097	302,005,072	323,061,169
%	2.5	4.0	6.5	93.5	100.0
Overall total on March 31, 2013	8,709,879	14,229,145	22,939,024	274,944,344	297,883,368
%	2.9	4.8	7.7	92.3	100.0

(1) Percentage of level of risk on total portfolio; and

(2) Cumulative percentage of level of risk on total portfolio.

154             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Provision
	% Minimum required provisioning	Minimum required					Excess (2)	Existing	2014	2013
		Specific			Generic	Total			% March 31 YTD (1)	% December 31 YTD (1)	% March 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	678,414	678,414	81,955	760,369	0.6	0.6	0.5
B	1.0	4,167	16,182	20,349	591,179	611,528	79,656	691,184	1.1	1.1	1.0
C	3.0	32,562	96,874	129,436	1,247,137	1,376,573	993,880	2,370,453	5.2	5.6	5.3
Subtotal		36,729	113,056	149,785	2,516,730	2,666,515	1,155,491	3,822,006	1.3	1.3	1.5
D	10.0	99,093	231,516	330,609	370,737	701,346	1,274,382	1,975,728	28.2	27.8	27.3
E	30.0	238,564	404,864	643,428	663,933	1,307,361	635,124	1,942,485	44.6	46.3	48.3
F	50.0	331,062	447,368	778,430	331,605	1,110,035	439,945	1,549,980	69.8	68.5	68.1
G	70.0	410,665	543,917	954,582	262,979	1,217,561	502,565	1,720,126	98.9	98.7	98.3
H	100.0	4,173,479	3,748,072	7,921,551	2,475,034	10,396,585	-	10,396,585	100.0	100.0	100.0
Subtotal		5,252,863	5,375,737	10,628,600	4,104,288	14,732,888	2,852,016	17,584,904	68.4	69.9	69.4
Overall total on March 31, 2014		5,289,592	5,488,793	10,778,385	6,621,018	17,399,403	4,007,507	21,406,910	6.5
%		24.7	25.7	50.4	30.9	81.3	18.7	100.0
Overall total on December 31, 2013		5,323,861	5,527,309	10,851,170	6,800,157	17,651,327	4,035,702	21,687,029		6.7
%		24.5	25.5	50.0	31.4	81.4	18.6	100.0
Overall total on March 31, 2013		5,539,134	5,729,193	11,268,327	6,080,370	17,348,697	4,009,877	21,358,574			7.2
%		25.9	26.8	52.7	28.5	81.2	18.8	100.0

(1)  Percentage of existing provision on total portfolio, by level of risk; and

(2)  March 31, 2014 YTD includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 355,479 thousand (R$ 337,623 thousand on December 31, 2013) (Notes 20b and 29).

Bradesco      155

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Opening balance	21,687,029	21,476,361	21,298,588
- Specific provision (1)	10,851,170	10,789,704	11,181,925
- Generic provision (2)	6,800,157	6,678,086	6,106,477
- Excess provision (3)	4,035,702	4,008,571	4,010,186
Additions (Note 10h-1)	3,269,154	3,474,892	3,475,063
Write-offs	(3,549,273)	(3,264,224)	(3,415,077)
Closing balance	21,406,910	21,687,029	21,358,574
- Specific provision (1)	10,778,385	10,851,170	11,268,327
- Generic provision (2)	6,621,018	6,800,157	6,080,370
- Excess provision (3) (4)	4,007,507	4,035,702	4,009,877

(1)  For transactions with past-due installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution no2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f); and

(4)  March 31, 2014 YTD includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 355,479 thousand (R$ 337,623 thousand on December 31, 2013) (Note 29).

h)   ALL expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Amount recorded (1)	3,269,154	3,474,892	3,475,063
Amount recovered (2)	(866,378)	(945,710)	(769,895)
ALL expense net of amounts recovered	2,402,776	2,529,182	2,705,168

(1)  The 1st quarter of 2014 includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which comprises the “excess” ALL concept, totaling R$ 17,855 thousand (R$ 337,623 thousand in the 4th quarter of 2013) (Note 29); and

(2)  Classified in income from loans (Note 10j).

i)    Changes in the renegotiated portfolio

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Opening balance	10,191,901	10,080,959	9,643,915
Amount renegotiated	2,249,910	2,466,857	2,243,140
Amount received	(1,272,713)	(1,379,958)	(1,252,860)
Write-offs	(1,062,684)	(975,957)	(865,531)
Closing balance	10,106,414	10,191,901	9,768,664
Allowance for loan losses	6,513,453	6,639,915	6,274,463
Percentage on renegotiated portfolio	64.4%	65.1%	64.2%

156             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

j)    Income from loans and leasing

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Discounted trade receivables and loans	9,356,022	9,183,066	8,156,372
Financing	3,142,621	3,237,844	3,098,115
Agricultural and agribusiness loans	301,951	288,033	240,066
Subtotal	12,800,594	12,708,943	11,494,553
Recovery of credits charged-off as losses	866,378	945,710	769,895
Subtotal	13,666,972	13,654,653	12,264,448
Leasing, net of expenses	176,592	190,462	206,273
Total	13,843,564	13,845,115	12,470,721

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Assets - other receivables
Exchange purchases pending settlement	10,607,491	8,223,730	9,553,768
Exchange sale receivables	7,846,747	5,709,993	2,862,547
(-) Advances in domestic currency received	(384,564)	(294,134)	(362,797)
Income receivable on advances granted	63,970	67,909	88,543
Total	18,133,644	13,707,498	12,142,061
Liabilities - other liabilities
Exchange sales pending settlement	7,699,812	5,613,562	2,862,022
Exchange purchase payables	10,749,928	7,914,893	9,540,280
(-) Advances on foreign exchange contracts	(6,458,632)	(5,764,696)	(6,022,860)
Other	4,227	7,051	4,942
Total	11,995,335	7,770,810	6,384,384
Net foreign exchange portfolio	6,138,309	5,936,688	5,757,677
Off-balance-sheet accounts:
- Loans available for import	364,638	735,505	1,379,284
- Confirmed exports loans	80,227	59,480	21,473

Bradesco      157

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Foreign exchange results	(7,526)	383,212	269,315
Adjustments:
- Income on foreign currency financing (1)	16,725	40,113	27,233
- Income on export financing (1)	224,711	244,445	133,496
- Income on foreign investments (2)	76	6,519	2,485
- Expenses of liabilities with foreign bankers (3) (Note 17c)	18,573	(350,566)	(129,066)
- Funding expenses (4)	(166,987)	(129,099)	(74,238)
- Other	110,271	29,946	(51,305)
Total adjustments	203,369	(158,642)	(91,395)
Adjusted foreign exchange results	195,843	224,570	177,920

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses”; and

(4)  Refer to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Tax credits (Note 34c)	29,213,684	29,404,401	26,021,328
Credit card operations	17,837,776	18,657,588	15,156,705
Debtors for escrow deposits	11,080,960	10,601,155	11,449,154
Prepaid taxes	5,186,611	5,754,882	4,769,829
Other debtors	5,169,051	5,034,115	3,329,254
Trade and credit receivables (1)	4,083,798	4,548,789	2,973,376
Payments to be reimbursed	1,224,772	678,376	647,027
Receivables from sale of assets	80,123	79,703	56,022
Other	377,466	348,609	297,042
Total	74,254,241	75,107,618	64,699,737

(1)    Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

158             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

12)  OTHER ASSETS

a)     Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2014	2013
			March 31	December 31	March 31
Real estate	661,435	(106,132)	555,303	519,441	368,884
Goods subject to special conditions	180,304	(180,304)	-	-	-
Vehicles and similar	600,085	(284,860)	315,225	299,116	229,912
Inventories/warehouse	78,186	-	78,186	86,549	92,332
Machinery and equipment	24,473	(12,259)	12,214	11,542	11,876
Other	21,151	(19,813)	1,338	2,096	1,835
Total on March 31, 2014	1,565,634	(603,368)	962,266
Total on December 31, 2013	1,481,238	(562,494)		918,744
Total on March 31, 2013	1,186,142	(481,303)			704,839

b)    Prepaid expenses

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Commission on the placement of loans and financing (1)	1,763,712	1,780,295	1,727,648
Deferred insurance acquisition costs (2)	1,727,490	1,607,914	1,330,806
Advertising and marketing expenses (3)	80,353	63,578	91,554
Other (4)	406,318	410,623	426,123
Total	3,977,873	3,862,410	3,576,131

(1)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(2)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)    INVESTMENTS

a)     Composition of investments in the consolidated financial statements

Affiliates	R$ thousand
	2014	2013
	March 31	December 31	March 31
- IRB-Brasil Resseguros S.A.	546,691	507,503	531,508
- Integritas Participações S.A.	503,719	503,911	506,441
- BES Investimento do Brasil S.A.	134,986	133,140	128,887
- Other	271,240	267,533	194,606
Total investment in affiliates - in Brazil	1,456,636	1,412,087	1,361,442
- Tax incentives	239,533	239,533	239,542
- Other investments	448,271	452,611	540,402
Provision for:
- Tax incentives	(212,045)	(212,045)	(212,055)
- Other investments	(61,798)	(61,798)	(61,948)
Overall total investments	1,870,597	1,830,388	1,867,383

Bradesco      159

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   The adjustments from the equity method accounting of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, and correspond to R$ 51,763 thousand in the 1st quarter of 2014 (R$ 25,789 thousand in the 4th quarter of 2013) and R$ 3,332 thousand in the 1st quarter of 2013).

Companies	R$ thousand
	Capital Stock	Adjusted shareholders’ equity	Number of shares/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted result	Equity accounting adjustments (1)
							2014	2013
			Common	Preferred			1st Quarter	4th Quarter	1st Quarter
IRB-Brasil Resseguros S.A. (2)	1,453,080	2,665,485	212	-	20.51%	213,252	43,738	20,720	282
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	674,930	12,734	12,734	20.00%	20,800	4,160	1,199	734
Integritas Participações S.A. (2)	545,638	783,333	22,581	-	25.17%	(767)	(193)	1,828	(174)
Other (2)							4,058	2,042	2,490
Equity in the earnings (losses) of unconsolidated companies							51,763	25,789	3,332

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

160             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

14)  PREMISES AND EQUIPMENT

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2014	2013
				March 31	December 31	March 31
Property and equipment:
- Buildings	4%	1,044,215	(455,797)	588,418	583,458	550,635
- Land	-	405,434	-	405,434	405,426	403,688
Facilities, furniture and equipment in use	10%	4,753,173	(2,725,397)	2,027,776	2,082,667	2,144,022
Security and communication systems	10%	362,866	(174,478)	188,388	167,140	110,576
Data processing systems	20 to 50%	5,203,927	(3,840,552)	1,363,375	1,404,996	1,314,970
Transportation systems	20%	58,768	(35,364)	23,404	23,558	25,907
Total on March 31, 2014		11,828,383	(7,231,588)	4,596,795
Total on December 31, 2013		11,688,241	(7,020,996)		4,667,245
Total on March 31, 2013		11,062,638	(6,512,840)			4,549,798

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$ 5,302,970 thousand (R$ 5,307,740 thousand on December 31, 2013 and R$ 3,740,214 thousand on March 31, 2013). This is due to an increase in their market price, based on valuations by independent experts in 2014, 2013 and 2012.

The total consolidated fixed assets to net worth ratio is 15.0% (15.2% on December 31, 2013 and 16.5% on March 31, 2013), and the consolidated finance fixed assets to net worth ratio is 47.1% (45.4% on December 31, 2013 and 43.7% on March 31, 2013), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

Bradesco      161

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

15)  INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded in investment acquisitions totaled R$ 2,586,839 thousand, net of accumulated amortizations, when applicable, whereas: (i) R$ 613,086 thousand represents the difference between the purchase price and the fair value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized when disposed; and (ii) R$ 1,973,753 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the 1st quarter of 2014, goodwill was amortized in the amount of R$ 28,306 thousand (R$ 29,154 thousand in the 4th quarter of 2013 and R$ 67,358 thousand in the 1st quarter of 2013) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2014	2013
				March 31	December 31	March 31
Acquisition of banking services rights	Contract (4)	4,870,036	(2,432,959)	2,437,077	2,589,021	2,575,617
Software (2)	20% to 50%	8,183,042	(4,094,950)	4,088,092	4,015,462	3,541,667
Future profitability/customer portfolio (3)	Up to 20%	2,525,026	(551,273)	1,973,753	2,005,474	2,208,755
Other (5)	Contract	681,999	(180,316)	501,683	535,982	532,576
Total on March 31, 2014		16,260,103	(7,259,498)	9,000,605
Total on December 31, 2013		17,740,156	(8,594,217)		9,145,939
Total on March 31, 2013		16,855,832	(7,997,217)			8,858,615

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$ 808,766 thousand, Odontoprev - R$ 243,716 thousand, Bradescard Mexico (currently Ibi México) - R$ 21,888 thousand, Europ Assistance Serviços de Assistência Personalizados - R$ 15,320 thousand and Cielo/Investees - R$ 662,313 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

162             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2013	2,589,021	4,015,462	2,005,474	535,982	9,145,939
Additions (reductions)	52,957	300,894	(3,415)	(2,657)	347,779
Amortization for the period	(204,901)	(228,264)	(28,306)	(31,642)	(493,113)
Balance on March 31, 2014	2,437,077	4,088,092	1,973,753	501,683	9,000,605

16)  DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2014					2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
● Demand deposits (1)	38,569,323	-	-	-	38,569,323	40,618,478	35,713,633
● Savings deposits (1)	82,098,295	-	-	-	82,098,295	80,717,805	70,162,669
● Interbank deposits	235,368	189,488	30,612	199,353	654,821	963,854	488,445
● Time deposits (2)	15,761,485	19,293,649	11,863,277	50,468,645	97,387,056	95,762,908	99,505,387
Overall total on March 31, 2014	136,664,471	19,483,137	11,893,889	50,667,998	218,709,495
%	62.5	8.9	5.4	23.2	100.0
Overall total on December 31, 2013	134,999,632	18,404,393	12,940,895	51,718,125		218,063,045
%	61.9	8.5	5.9	23.7		100.0
Overall total on March 31, 2013	120,017,022	13,993,550	9,647,078	62,212,484			205,870,134
%	58.3	6.8	4.7	30.2			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

Bradesco      163

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2014					2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Own portfolio	73,926,190	31,942,359	9,006,861	22,197,346	137,072,756	138,550,172	121,146,803
● Government securities	72,111,770	221,088	25,240	2,198	72,360,296	71,893,795	56,995,527
● Debentures of own issuance	1,579,710	31,721,271	8,981,621	21,540,360	63,822,962	64,390,099	58,202,962
● Foreign	234,710	-	-	654,788	889,498	2,266,278	5,948,314
Third-party portfolio (1)	112,795,792	-	-	-	112,795,792	112,260,838	131,299,482
Unrestricted portfolio (1)	483,707	363,775	-	-	847,482	5,467,786	28,598,835
Overall total on March 31, 2014 (2)	187,205,689	32,306,134	9,006,861	22,197,346	250,716,030
%	74.7	12.9	3.6	8.8	100.0
Overall total on December 31, 2013 (2)	192,050,191	36,479,828	11,213,846	16,534,931		256,278,796
%	74.9	14.2	4.4	6.5		100.0
Overall total on March 31, 2013 (2)	205,595,520	48,116,762	9,359,592	17,973,246			281,045,120
%	73.2	17.1	3.3	6.4			100.0

(1)  Represented by government securities; and

(2)  Includes R$ 66,573,426 thousand (R$ 70,468,200 thousand on December 31, 2013 and R$ 70,817,580 thousand on March 31, 2013) of investment funds in purchase and sale commitments with Bradesco, whose quota holders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

164             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	R$ thousand
	2014					2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Securities - Brazil:
- Mortgage bonds	79,343	296,159	210,484	5,179	591,165	604,105	735,141
- Letters of credit for real estate	941,976	2,068,418	3,850,978	162,080	7,023,452	5,995,699	4,420,338
- Letters of credit for agribusiness	315,729	1,504,968	1,015,885	1,806,776	4,643,358	4,371,017	4,039,988
- Financial bills	276,135	1,529,178	9,203,804	30,678,919	41,688,036	35,208,325	25,417,120
Subtotal	1,613,183	5,398,723	14,281,151	32,652,954	53,946,011	46,179,146	34,612,587
Securities - abroad:
- MTN Program Issues (1)	100,480	2,150,076	2,043,770	3,428,482	7,722,808	8,429,928	10,046,520
- Securitization of future flow of money orders received from abroad (Note 16d)	5,363	470,061	368,631	1,843,669	2,687,724	3,061,988	3,192,076
- Issuance costs	-	-	-	(15,404)	(15,404)	(17,069)	(18,919)
Subtotal	105,843	2,620,137	2,412,401	5,256,747	10,395,128	11,474,847	13,219,677
Structured operations certificates	-	4,514	122,586	42,370	169,470	-	-
Overall total on March 31, 2014	1,719,026	8,023,374	16,816,138	37,952,071	64,510,609
%	2.7	12.4	26.1	58.8	100.0
Overall total on December 31, 2013	2,855,025	9,289,359	8,634,955	36,874,654		57,653,993
%	4.9	16.1	15.0	64.0		100.0
Overall total on March 31, 2013	3,229,782	12,948,357	12,794,626	18,859,499			47,832,264
%	6.8	27.1	26.7	39.4			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

Bradesco      165

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Amount of the operation	Maturity	Total
				2014	2013
				March 31	December 31	March 31
Securitization of future flow of payment orders received from abroad	6.11.2007	481,550	5.20.2014	-	36,156	125,830
	6.11.2007	481,550	5.20.2014	-	36,129	125,672
	12.20.2007	354,260	11.20.2014	45,176	70,047	120,663
	3.6.2008	836,000	5.22.2017	678,021	761,361	804,445
	12.19.2008	1,168,500	2.20.2019	1,073,198	1,169,543	1,005,379
	12.17.2009	133,673	11.20.2014	28,163	43,754	75,268
	12.17.2009	133,673	2.20.2017	97,503	110,164	118,443
	12.17.2009	89,115	2.20.2020	92,230	99,672	96,439
	8.20.2010	307,948	8.21.2017	256,633	286,108	298,680
	9.29.2010	170,530	8.21.2017	146,674	163,520	170,704
	11.16.2011	88,860	11.20.2018	105,858	115,480	99,270
	11.16.2011	133,290	11.22.2021	164,268	170,054	151,283
Total				2,687,724	3,061,988	3,192,076

e)   Cost for market funding, inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Savings deposits	1,281,055	1,217,294	895,940
Time deposits	2,406,574	2,354,840	1,835,739
Federal funds purchased and securities sold under agreements to repurchase	5,271,917	5,287,291	4,194,433
Funds from issuance of securities	1,395,769	1,388,541	830,243
Other funding expenses	109,931	111,506	89,352
Subtotal	10,465,246	10,359,472	7,845,707
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	2,580,982	2,026,183	1,068,927
Total	13,046,228	12,385,655	8,914,634

166             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)      Borrowing

	R$ thousand
	2014					2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
In Brazil - other institutions	5,738	-	-	8,761	14,499	13,509	9,706
Abroad	3,309,128	8,415,226	2,965,862	962,376	15,652,592	15,217,347	8,121,930
Overall total on March 31, 2014	3,314,866	8,415,226	2,965,862	971,137	15,667,091
%	21.2	53.7	18.9	6.2	100.0
Overall total on December 31, 2013	1,996,402	8,729,025	3,469,320	1,036,109		15,230,856
%	13.1	57.3	22.8	6.8		100.0
Overall total on March 31, 2013	950,229	4,610,913	1,842,985	727,509			8,131,636
%	11.7	56.7	22.7	8.9			100.0

b)      Onlending

	R$ thousand
	2014					2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
In Brazil	1,327,661	5,008,263	5,458,095	29,089,213	40,883,232	40,681,143	37,985,253
- National Treasury	-	-	2,289	-	2,289	23,735	32,029
- BNDES	508,632	1,280,362	1,340,115	8,590,501	11,719,610	12,332,733	13,126,064
- CEF	1,906	9,062	7,895	16,058	34,921	39,814	53,298
- FINAME	817,123	3,718,839	4,106,540	20,482,285	29,124,787	28,283,241	24,772,222
- Other institutions	-	-	1,256	369	1,625	1,620	1,640
Abroad	6,039	-	167,655	-	173,694	182,853	92,385
Overall total on March 31, 2014	1,333,700	5,008,263	5,625,750	29,089,213	41,056,926
%	3.2	12.2	13.7	70.9	100.0
Overall total on December 31, 2013	1,258,343	5,665,229	5,479,804	28,460,620		40,863,996
%	3.1	13.9	13.4	69.6		100.0
Overall total on March 31, 2013	1,785,309	5,695,392	5,464,370	25,132,567			38,077,638
%	4.6	15.0	14.4	66.0			100.0

Bradesco      167

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)      Borrowing and onlending expenses

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Borrowing:
- In Brazil	113	2,976	6,734
- Abroad	31,940	38,712	29,785
Subtotal borrowing	32,053	41,688	36,519
Onlending in Brazil:
- National Treasury	240	572	504
- BNDES	178,574	184,934	146,243
- CEF	631	729	934
- FINAME	174,849	195,362	223,201
- Other institutions	13	27	146
Onlending abroad:
- Payables to foreign bankers (Note 11a)	(18,573)	350,566	129,066
- Other expenses with foreign onlending	(1,329,516)	1,716,342	(469,405)
- Exchange variation from investments abroad	744,405	(987,030)	299,631
Subtotal onlending	(249,377)	1,461,502	330,320
Total	(217,324)	1,503,190	366,839

18)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements, however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws no 2445/88 and no 2449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

168             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel. The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        Cofins – R$ 2,422,013 thousand (R$ 2,325,441 thousand on December 31, 2013 and R$ 9,605,570 thousand on March 31, 2013): a request for authorization to calculate and pay Cofins based on effective income, as set forth in Article 2 of Supplementary Law no 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-        INSS Autonomous Brokers – R$ 1,367,973 thousand (R$ 1,313,647 thousand on December 31, 2013 and R$ 1,181.038 thousand on March 31, 2013): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law no 84/96 and subsequent regulations/amendments, at the 20.0% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22 of Law no 8212/91, as new wording in Law no 9876/99;

-        IRPJ/Credit Losses - R$ 1,881,607 thousand (R$ 1,756,396 thousand on December 31, 2013 and R$ 1,689,868 thousand on March 31, 2013): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law no 9430/96 that only apply to temporary losses; and

Bradesco      169

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-     PIS - R$ 312,670 thousand (R$ 310,127 thousand on December 31, 2013 and R$ 303,806 thousand on March 31, 2013): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law no 4506/64, excluding interest income.

            IV -   Provisions by nature

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Labor claims	2,507,534	2,537,405	2,494,006
Civil claims	3,808,201	3,823,499	3,777,206
Subtotal (1)	6,315,735	6,360,904	6,271,212
Provision for tax risks (2)	8,087,164	7,728,691	15,951,570
Total	14,402,899	14,089,595	22,222,782

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2014
	Labor	Civil	Tax (1)
Balance on December 31, 2013	2,537,405	3,823,499	7,728,691
Adjustment for inflation	71,984	86,036	122,474
Provisions, net of reversals and write-offs	194,528	80,613	244,174
Payments	(296,383)	(181,947)	(8,175)
Balance on March 31, 2014	2,507,534	3,808,201	8,087,164

(1)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main processes in this classification are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,728,473 thousand (R$ 1,434,155 thousand on December 31, 2013 and R$ 1,134,548 thousand on March 31, 2013) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 1,562,363 thousand (R$ 1,567,042 thousand on December 31, 2013 and R$ 813,533 thousand on March 31, 2013); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$ 544,185 thousand (R$ 526,261 thousand on December 31, 2013, and R$ 475,693 thousand on March 31, 2013); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities from 2007 to 2010, difference in depreciation and operating expenses and income, amounting to R$ 464,734 thousand (R$ 460,380 thousand on December 31, 2013 and R$ 227,783 thousand on March 31, 2013); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$ 337,028 thousand
(R$ 323,697 thousand on December 31, 2013), on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

170             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Bradesco      171

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

19)  SUBORDINATED DEBT

					R$ thousand
					2014	2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
In Brazil:
Subordinated CDB:
2013 (1)	5	-	R$	100.0% of CDI rate + 1.0817% p.a.	-	-	440,093
2014	6	1,000,000	R$	112.0% of CDI rate	1,740,701	1,695,101	1,582,378
				IPCA + (6.92% p.a. - 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,418,670	2,321,721	2,111,860
2016	6	500	R$	IPCA + 7.1292% p.a.	866	833	762
2019	10	20,000	R$	IPCA + 7.76% p.a.	37,133	35,665	32,499
Financial notes:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	151,814	146,686	135,438
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. – 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate (11.7493% p.a. – 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,472,766	9,494,902	9,149,212
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. – 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate (9.3991% p.a. – 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	8,851,047	8,741,001	8,575,754
				IGP-M + (3.6320% p.a. – 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. – 10.3107% p.a.)
2019	6	21,858	R$	109.3% to 109.5% of CDI rate	24,288	23,599	22,044
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	65,770	63,491	57,895
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	200,017	192,648	175,874
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGP-M rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. – 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,337,420	3,248,804	3,267,977
2020	7	1,700	R$	IPCA + 4.2620% p.a.	1,891	1,831	1,711
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	77,230	74,087	67,224
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	17,635	17,061	15,577
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate (11.1291% p.a. – 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	34,667	33,616	31,199
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,384	1,341	1,257
2021	9	7,000	R$	111.0% of CDI rate	8,152	7,940	7,417
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	25,733	24,836	22,878
				IGP-M + (3.9270% p.a. – 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate (10.3489% p.a. – 12.4377% p.a.)

172             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

					R$ thousand
					2014	2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	65,003	62,974	58,532
				IGP-M + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	757,952	740,605	697,232
CDB pegged to loans:
2014 to 2016	2 to 3	3,564	R$	100.0% of CDI rate	4,260	4,623	5,651
Subtotal in Brazil					27,294,399	26,933,365	26,460,464
Abroad:
2013 (2)	10	1,434,750	US$	Rate of 8.75% p.a.	-	-	1,044,859
2014	10	801,927	Euro	Rate of 8.00% p.a.	727,278	737,936	602,339
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,697,568	1,786,928	1,510,917
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,657,202	3,840,823	3,253,413
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,495,087	2,619,662	2,219,526
Issuance costs on funding					(31,622)	(33,711)	(34,180)
Subtotal abroad					8,545,513	8,951,638	8,596,874
Overall total					35,839,912	35,885,003	35,057,338

(1)  Subordinated debt transactions that matured in April, May and July 2013; and

(2)  Subordinated debt transactions that matured in October 2013.

Bradesco      173

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

20)  OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Provision for tax risk (Note 18b IV)	8,087,164	7,728,691	15,951,570
Provision for deferred income tax (Note 34f)	3,324,071	3,187,945	5,888,391
Taxes and contributions on profit payable	1,960,189	3,685,703	2,997,552
Taxes and contributions payable	1,245,893	1,247,385	1,071,753
Total	14,617,317	15,849,724	25,909,266

b)   Sundry

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Credit card operations	15,205,642	16,781,768	13,733,929
Sundry creditors	7,665,135	6,378,177	5,304,827
Civil and labor provisions (Note 18b IV)	6,315,735	6,360,904	6,271,212
Provision for payments	4,959,783	5,226,193	4,401,147
Loan assignment obligations	4,020,680	-	-
Liabilities for acquisition of assets and rights	1,159,209	1,248,129	1,938,604
Other (1)	1,758,695	1,973,679	1,285,741
Total	41,084,879	37,968,850	32,935,460

(1)  March 31, 2014 includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 355,479 thousand (R$ 337,623 thousand on December 31, 2013) (Note 10g).

174             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

21)  INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3) (4)			Capitalization bonds			Total
	2014	2013		2014	2013		2014	2013		2014	2013
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Current and long-term liabilities
Mathematical reserve for unvested benefits	767,362	756,961	919,682	106,417,460	104,970,618	95,183,486	-	-	-	107,184,822	105,727,579	96,103,168
Mathematical reserve for vested benefits	169,205	166,736	185,134	6,767,511	6,447,716	6,089,372	-	-	-	6,936,716	6,614,452	6,274,506
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	5,350,899	5,215,073	4,895,041	5,350,899	5,215,073	4,895,041
Reserve for claims incurred but not reported (IBNR)	1,680,781	1,370,964	1,474,547	1,108,440	1,185,023	1,045,151	-	-	-	2,789,221	2,555,987	2,519,698
Unearned premium reserve	3,471,271	3,213,684	2,794,696	289,380	263,077	211,247	-	-	-	3,760,651	3,476,761	3,005,943
Complementary reserve for coverage (4)	-	-	-	712,108	1,470,235	5,154,742	-	-	-	712,108	1,470,235	5,154,742
Reserve for unsettled claims	3,747,572	3,716,644	3,198,678	983,040	1,263,808	1,149,433	-	-	-	4,730,612	4,980,452	4,348,111
Reserve for financial surplus	-	-	-	409,116	395,227	372,154	-	-	-	409,116	395,227	372,154
Reserve for draws and redemptions	-	-	-	-	-	-	644,133	600,122	556,193	644,133	600,122	556,193
Other reserves (4)	1,890,968	1,875,749	2,644,302	3,255,400	3,232,581	1,321,039	86,159	84,893	171,701	5,232,527	5,193,223	4,137,042
Total reserves	11,727,159	11,100,738	11,217,039	119,942,455	119,228,285	110,526,624	6,081,191	5,900,088	5,622,935	137,750,805	136,229,111	127,366,598

Bradesco      175

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans (4)			Capitalization bonds			Total
	2014	2013		2014	2013		2014	2013		2014	2013
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Health	6,079,164	5,877,726	6,380,755	-	-	-	-	-	-	6,079,164	5,877,726	6,380,755
Auto/RCF	2,926,741	2,721,359	2,642,862	-	-	-	-	-	-	2,926,741	2,721,359	2,642,862
DPVAT/Retrocession (5)	318,434	210,426	177,132	3,915	554,609	396,306	-	-	-	322,349	765,035	573,438
Life	16,053	14,834	16,075	6,044,904	5,543,216	5,068,647	-	-	-	6,060,957	5,558,050	5,084,722
Basic lines	2,386,767	2,276,393	2,000,215	-	-	-	-	-	-	2,386,767	2,276,393	2,000,215
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	19,311,853	19,389,474	18,000,032	-	-	-	19,311,853	19,389,474	18,000,032
Long-Term Life Insurance - VGBL - to be granted	-	-	-	75,017,867	74,053,885	66,717,897	-	-	-	75,017,867	74,053,885	66,717,897
Pension plans (4)	-	-	-	19,563,916	19,687,101	20,343,742	-	-	-	19,563,916	19,687,101	20,343,742
Capitalization bonds	-	-	-	-	-	-	6,081,191	5,900,088	5,622,935	6,081,191	5,900,088	5,622,935
Total technical reserves	11,727,159	11,100,738	11,217,039	119,942,455	119,228,285	110,526,624	6,081,191	5,900,088	5,622,935	137,750,805	136,229,111	127,366,598

(1)    “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio, and in the 4th quarter of 2013 the discount rate was adjusted, so as to reflect the current economic scenario;

(2)    Includes personal insurance and pension plans;

(3)    “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses” and “Other reserves”;

(4)    Up to November 2013, as authorized by Susep, an interest rate based on Bank’s own study was used to discount the actuarial liability flow and, consequently, the item "Complementary Reserve for Coverage” reflected the result of this rate. However, as per Susep resolution, since December 2013 the risk-free yield curve (ETTJ) is used, which caused an increase in “Other Technical Reserves” and a decrease in “Complementary Reserve for Coverage”, which resulted in a net reversal of R$ 2,571,793 thousand in Technical Reserves. Nonetheless, we adjusted to market value the rates of certain securities (NTNs) given as collateral for technical reserves, reflecting Brazil’s current economic scenario, in the amount of R$ 6,860,597 thousand, recognizing a reduction which practically offset the reversal of technical reserves.

(5)    In January 2014, the shutdown of DPVAT insurance consortiums; was requested; and

(6)    Deduction set forth in Article 4 of ANS Resolution no 314/12.

176             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans (4)			Capitalization bonds			Total
	2014	2013		2014	2013		2014	2013		2014	2013
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Total technical reserves	11,727,159	11,100,738	11,217,039	119,942,455	119,228,285	110,526,624	6,081,191	5,900,088	5,622,935	137,750,805	136,229,111	127,366,598
(-) Loading on insurance sales – extended guarantee	(245,778)	(213,353)	(79,094)	-	-	-	-	-	-	(245,778)	(213,353)	(79,094)
(-) Portion corresponding to contracted reinsurance	(856,699)	(841,829)	(882,212)	(5,664)	(6,048)	(8,843)	-	-	-	(862,363)	(847,877)	(891,055)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,330)	(25,437)	(55,827)	(54,704)	(56,844)	-	-	-	(58,145)	(57,034)	(82,281)
(-) Receivables	(909,355)	(775,873)	(715,884)	-	-	-	-	-	-	(909,355)	(775,873)	(715,884)
(-) Unearned premium reserve – Health Insurance (6)	(795,412)	(774,247)	(597,280)	-	-	-	-	-	-	(795,412)	(774,247)	(597,280)
(-) Reserves from DPVAT agreements (5)	(312,117)	(203,994)	(170,696)	-	(550,668)	(392,259)	-	-	-	(312,117)	(754,662)	(562,955)
To be insured	8,605,480	8,289,112	8,746,436	119,880,964	118,616,865	110,068,678	6,081,191	5,900,088	5,622,935	134,567,635	132,806,065	124,438,049

Investment fund quotas (VGBL and PGBL)	-	-	-	94,329,720	93,443,359	84,717,929	-	-	-	94,329,720	93,443,359	84,717,929
Investment fund quotas (excluding VGBL and PGBL)	6,619,315	6,155,469	2,929,908	16,174,067	20,251,406	13,968,480	3,750,073	3,602,178	3,322,135	26,543,455	30,009,053	20,220,523
Government securities	4,042,444	3,486,879	6,170,641	9,026,894	5,281,167	9,788,831	1,990,274	1,978,141	1,930,331	15,059,612	10,746,187	17,889,803
Private securities	154,456	101,109	104,884	189,985	194,651	208,431	60,711	95,610	116,240	405,152	391,370	429,555
Shares	4,324	5,029	5,314	1,119,968	1,048,629	1,566,817	370,933	388,824	384,082	1,495,225	1,442,482	1,956,213
Total technical reserve guarantees	10,820,539	9,748,486	9,210,747	120,840,634	120,219,212	110,250,488	6,171,991	6,064,753	5,752,788	137,833,164	136,032,451	125,214,023

Bradesco      177

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Written premiums	6,436,107	5,958,188	5,361,395
Pension plan contributions (including VGBL)	3,898,491	7,317,234	4,676,875
Capitalization bond income	1,204,915	1,295,469	982,856
Granted coinsurance premiums	(40,728)	(35,222)	(29,126)
Refunded premiums	(49,290)	(44,369)	(39,338)
Net written premiums	11,449,495	14,491,300	10,952,662
Reinsurance premiums	(67,437)	(61,433)	(51,832)
Insurance, pension plan and capitalization bond retained premiums	11,382,058	14,429,867	10,900,830

22)  NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Banco Bradesco BBI S.A.	134,734	131,205	125,600
Other (1)	414,535	474,230	479,002
Total	549,269	605,435	604,602

(1)   Mainly related to the non-controlling interest in Odontoprev S.A.

23)  SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2014	2013
	March 31	December 31	March 31
Common shares	2,103,637,129	2,103,637,129	2,103,637,129
Preferred shares	2,103,636,910	2,103,636,910	2,103,636,910
Subtotal	4.207.274.039	4.207.274.039	4.207.274.039
Treasury (common shares)	(2,898,610)	(2,898,610)	(2,898,610)
Treasury (preferred shares)	(8,984,870)	(7,866,270)	(5,265,370)
Total outstanding shares	4,195,390,559	4,196,509,159	4,199,110,059

b)    Changes in capital stock in number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159
Shares acquired and not canceled	-	(1,118,600)	(1,118,600)
Number of outstanding shares as at March 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559

178             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law no 6404/76, amended by Law no 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 27, 2013 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2013, for the amount of R$ 830,000 thousand, at R$ 0.188253558 (net of 15% withholding income tax - R$ 0.160015524) per common share and R$ 0.207078914 (net of 15% withholding income tax - R$ 0.176017077) per preferred share, which was paid on July 18, 2013.

The Board of Directors’ Meeting held on December 23, 2013 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$ 1,421,300 thousand, at R$ 0.322576529 (net of 15% withholding income tax - R$ 0.274190050) per common share and R$ 0.354834182 (net of 15% withholding income tax - R$ 0.301609055) per preferred share, which was paid on March 7, 2014.

The Board of Directors’ Meeting held on February 10, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$ 853,858 thousand, at R$ 0.193826693 per common share and R$ 0.213209362 per preferred share, which was paid on March 7, 2014.

Interest on shareholders’ equity and dividends for the period ending on March 31, 2014 is calculated as follows:

	R$ thousand	% (1)
Net income for the quarter	3,443,176
(-) Legal reserve	(172,159)
Adjusted calculation basis	3,271,017
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,212,201
Withholding income tax on interest on shareholders’ equity	(181,830)
Interest on shareholders’ equity (net) on March 31, 2014	1,030,371	31.50
Interest on shareholders’ equity (net) on March 31, 2013	873,547	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Bradesco      179

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid / recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid / recorded in provision Common shares
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.056454	0.062099	226,271	(33,941)	192,330
Supplementary interest on shareholders’ equity paid	0.181774	0.199951	801,431	(120,214)	681,217
Total on March 31, 2013 YTD	0.238228	0.262050	1,027,702	(154,155)	873,547

Monthly interest on shareholders’ equity paid	0.056454	0.062099	248,712	(37,307)	211,405
Supplementary interest on shareholders’ equity provisioned	0.218733	0.240607	963,489	(144,523)	818,966
Total on March 31, 2014 YTD	0.275187	0.302706	1,212,201	(181,830)	1,030,371

d)    Treasury shares

The Board of Directors’ Meeting held on December 20, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It was valid until June 26, 2013. The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buyback, based on the previous conditions. It is valid until June 26, 2014.

A total of 2,898,610 common shares and 8,984,870 preferred shares had been acquired, totaling R$ 298,015 thousand up to March 31, 2014, and remain in treasury. The minimum, medium and maximum cost per common share is R$ 23.62221, R$ 25.41203 and R$ 27.14350, and per preferred share is R$ 25.23185, R$ 27.16272 and R$ 33.12855, respectively. The fair value was R$ 33.61 per common share and R$ 31.19 per preferred share on March 31, 2014.

24)    FEE AND COMMISSION INCOME

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Credit card income	1,822,630	1,873,582	1,595,658
Checking account	943,995	952,614	833,310
Loans	573,368	598,420	518,580
Asset management	561,812	588,661	550,408
Collections	379,961	379,971	343,647
Underwriting / Financial Advisory Services	220,942	153,191	120,876
Consortium management	198,925	196,262	167,232
Custody and brokerage services	124,789	123,885	124,189
Payments	96,433	86,593	78,789
Other	267,573	203,333	175,526
Total	5,190,428	5,156,512	4,508,215

180             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

25)    PAYROLL AND RELATED BENEFITS

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Salaries	1,516,258	1,552,086	1,435,716
Benefits	697,236	711,233	657,366
Social security charges	572,453	606,975	529,810
Employee profit sharing	293,259	317,887	259,876
Provision for labor claims	182,491	222,445	163,705
Training	17,450	54,577	12,989
Total	3,279,147	3,465,203	3,059,462

26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Outsourced services	903,415	1,063,462	828,291
Depreciation and amortization	446,196	460,220	411,925
Communication	375,505	413,399	392,545
Data processing	335,694	352,248	292,887
Rental	213,903	212,908	211,790
Transport	202,885	213,274	198,807
Financial system services	197,048	177,740	179,224
Advertising and marketing	178,249	299,688	160,989
Asset maintenance	151,507	177,216	153,184
Security and surveillance	138,307	131,226	115,541
Supplies	77,160	83,446	69,285
Water, electricity and gas	61,477	54,627	65,051
Travel	30,252	38,889	27,407
Other	203,739	252,459	261,555
Total	3,515,337	3,930,802	3,368,481

27)    TAX EXPENSES

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Contribution for Social Security Financing (Cofins)	766,001	757,761	803,023
Social Integration Program (PIS) contribution	145,986	140,493	134,545
Tax on Services (ISSQN)	142,543	139,663	122,814
Municipal Real Estate Tax (IPTU) expenses	30,891	10,544	21,011
Other	55,854	47,965	58,581
Total	1,141,275	1,096,426	1,139,974

Bradesco      181

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

28)    OTHER OPERATING INCOME

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Other interest income	428,668	435,053	343,525
Reversal of other operating provisions (1)	114,161	2,083,799	198,716
Gains on sale of goods	6,244	19,504	19,172
Revenues from recovery of charges and expenses	26,971	40,285	21,783
Other	235,241	220,055	280,185
Total	811,285	2,798,696	863,381

(1)  The 4th quarter of 2013 is mainly comprised of the effect of the reversal of provision previously recorded, relating to the adhesion to the tax liability installment and cash payment program.

29)    OTHER OPERATING EXPENSES

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Other finance costs	1,174,765	1,060,284	1,017,722
Sundry losses	383,073	396,761	371,684
Commissions on loans and financing	331,678	348,340	299,110
Discount granted	289,597	272,203	230,158
Intangible assets amortization	204,901	249,673	244,656
Goodwill amortization (Note 15a)	28,306	29,154	67,358
Other (1)	451,072	976,593	430,557
Total	2,863,392	3,333,008	2,661,245

(1)  The 4th quarter of 2013 includes (i) expenses based on analysis of asset recoverability - impairment; (ii) improvement in the methodology to record the provision for the “Credit Card” program loyalty program; and (iii) provision for collateral, comprising guarantees, sureties, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision (Note 10h).

30)    NON-OPERATING INCOME (LOSS)

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Gain/loss on sale and write-off of assets and investments (1)	(66,022)	(114,883)	(45,330)
Recording/reversal of non-operating provisions	(59,310)	(48,710)	(31,886)
Other	15,887	7,139	18,732
Total	(109,445)	(156,454)	(58,484)

(1)  The 4th quarter of 2013 includes results originating from the sale of BM&FBovespa shares.

182             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2014	2013		2014	2013
	March 31	December 31	March 31	1st Quarter	4th Quarter	1st Quarter
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(319,325)	(724,226)	(292,469)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(235,182)	(533,391)	(215,403)	-	-	-
Fundação Bradesco	(84,143)	(190,835)	(77,066)	-	-	-
Demand deposits/Savings accounts:	(22,175)	(19,426)	(22,184)	(199)	(180)	(136)
BBD Participações S.A.	(2)	(3)	(9)	-	-	-
Nova Cidade de Deus Participações S.A.	(10)	(11)	(7)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(10)	(10)	(8)	-	-	-
Key Management Personnel	(22,153)	(19,402)	(22,160)	(199)	(180)	(136)
Time deposits:	(143,923)	(140,390)	(172,106)	(2,522)	(1,932)	(1,719)
Cidade de Deus Companhia Comercial de Participações	(58,638)	(61,332)	(42,124)	(20)	(18)	(10)
Key Management Personnel	(85,285)	(79,058)	(129,982)	(2,502)	(1,914)	(1,709)
Federal funds purchased and securities sold under agreements to repurchase:	(732,486)	(812,459)	(230,091)	(20,365)	(17,972)	(4,005)
Cidade de Deus Companhia Comercial de Participações	(338,965)	(657,308)	-	(12,168)	(13,699)	-
BBD Participações S.A.	(251,584)	(1,715)	(4,404)	(4,300)	(168)	(256)
Key Management Personnel	(141,937)	(153,436)	(225,687)	(3,897)	(4,105)	(3,749)
Funds from issuance of securities:	(625,146)	(564,862)	(565,432)	(13,688)	(11,941)	(6,886)
Key Management Personnel	(625,146)	(564,862)	(565,432)	(13,688)	(11,941)	(6,886)
Rental of branches:	-	-	-	(371)	(352)	(352)
Fundação Bradesco	-	-	-	(371)	(352)	(352)
Subordinated debts:	(773)	(754)	(709)	(18)	(17)	(11)
Fundação Bradesco	(773)	(754)	(709)	(18)	(17)	(11)

Bradesco      183

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2014, the maximum amount of R$ 354,700 thousand was set for Management compensation and R$ 351,900 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Salaries	81,275	81,192	82,151
INSS contributions	18,250	18,100	18,455
Total	99,525	99,292	100,606

Post-employment benefits

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Defined contribution supplementary pension plans	81,266	80,413	81,750
Total	81,266	80,413	81,750

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution no 3989/11, to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

184             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2014	2013
	March 31	December 31	March 31
● Common shares	0.72%	0.73%	0.73%
● Preferred shares	1.01%	1.02%	1.00%
● Total shares (1)	0.87%	0.87%	0.86%

(1)  On March 31, 2014, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.29% of common shares, 1.06% of preferred shares and 2.17% of all shares.

32)    FINANCIAL INSTRUMENTS

a)      Fair value

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

Bradesco      185

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with independently monitored limits.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

Below is the statement of financial position by currency

	R$ thousand
	2014			2013
	March 31			December 31	March 31
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	906,760,756	839,816,032	66,944,724	60,859,376	52,109,658
Funds available	12,110,067	7,249,816	4,860,251	2,964,380	3,205,018
Interbank investments	127,014,021	124,579,063	2,434,958	3,582,928	1,238,253
Securities and derivative financial instruments	321,970,380	307,574,084	14,396,296	12,546,864	11,695,791
Interbank and interdepartmental accounts	61,739,921	61,739,921	-	-	-
Loan and leasing	281,678,182	248,800,871	32,877,311	33,073,614	25,963,883
Other receivables and assets	102,248,185	89,872,277	12,375,908	8,691,590	10,006,713
Permanent assets	15,467,997	15,428,670	39,327	43,739	41,286
Investments	1,870,597	1,870,272	325	351	318
Premises and equipment and leased assets	4,596,795	4,583,469	13,326	14,911	14,756
Intangible assets	9,000,605	8,974,929	25,676	28,477	26,212
Total	922,228,753	855,244,702	66,984,051	60,903,115	52,150,944

Liabilities
Current and long-term liabilities	847,793,389	771,462,939	76,330,450	71,949,294	63,624,617
Deposits	218,709,495	190,890,381	27,819,114	25,158,874	22,197,615
Federal funds purchased and securities sold under agreements to repurchase	250,716,030	249,826,533	889,497	2,266,279	5,948,314
Funds from issuance of securities	64,510,609	54,115,481	10,395,128	11,474,847	13,219,677
Interbank and interdepartmental accounts	5,343,414	2,986,713	2,356,701	1,871,243	1,637,089
Borrowing and onlending	56,724,017	40,694,157	16,029,860	15,646,131	8,459,665
Derivative financial instruments	3,893,863	1,899,886	1,993,977	346,724	166,386
Technical reserve for insurance, pension plans and capitalization bonds	137,750,805	137,749,957	848	1,076	1,089
Other liabilities:
- Subordinated debts	35,839,912	27,294,399	8,545,513	8,951,638	8,596,874
- Other	74,305,244	66,005,432	8,299,812	6,232,482	3,397,908
Deferred income	560,099	560,099	-	-	-
Non-controlling interests in subsidiaries	549,269	549,269	-	-	-
Shareholders’ equity	73,325,996	73,325,996	-	-	-
Total	922,228,753	845,898,303	76,330,450	71,949,294	63,624,617

Net position of assets and liabilities			(9,346,399)	(11,046,179)	(11,473,673)
Net position of derivatives (2)			(11,380,712)	(11,555,704)	(5,535,144)
Other net off-balance-sheet accounts (3)			(658,411)	(170,905)	(194,004)
Net exchange position (liability)			(21,385,522)	(22,772,788)	(17,202,821)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

186             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand
	2014	2013
	March 31	December 31	March 31
Fixed rates	9,529	18,626	88,234
Exchange coupon	5,526	4,999	7,000
Foreign currency	8,866	10,387	1,346
IGP-M/IPCA	31,671	15,158	95,047
Equities	273	476	5,461
Sovereign/Eurobonds and Treasuries	5,910	6,310	14,738
Other	3,746	1,055	1,412
Correlation/diversification effect	(29,109)	(16,069)	(59,334)
VaR (Value at Risk)	36,412	40,942	153,904

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. Also, due to our strong presence in the insurance and pension plan market, most of the assets are adjusted for price indexes, linked to the corresponding technical reserves.

Bradesco      187

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2014			2013
		March 31			December 31			March 31
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,295)	(1,743,384)	(3,340,753)	(7,177)	(1,942,202)	(3,739,065)	(17,407)	(3,545,969)	(6,895,059)
Price indexes	Exposure subject to variations in price index coupon rates	(15,190)	(2,205,392)	(4,059,293)	(14,665)	(2,100,989)	(3,876,937)	(18,876)	(1,819,418)	(3,375,792)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(379)	(43,523)	(80,664)	(371)	(49,769)	(91,023)	(826)	(75,742)	(142,887)
Foreign currency	Exposure subject to exchange variations	(2,325)	(63,173)	(164,705)	(11,161)	(253,210)	(482,709)	(1,143)	(19,163)	(40,581)
Equities	Exposure subject to variation in stock prices	(21,908)	(547,706)	(1,095,413)	(22,002)	(550,045)	(1,100,090)	(19,192)	(477,562)	(954,884)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(663)	(39,807)	(77,128)	(764)	(50,300)	(96,883)	(1,344)	(51,212)	(100,660)
Other	Exposure not classified in previous definitions	(235)	(5,954)	(11,908)	(397)	(9,939)	(19,877)	(58)	(1,450)	(2,899)
Total excluding correlation of risk factors		(46,995)	(4,648,939)	(8,829,864)	(56,537)	(4,956,454)	(9,406,584)	(58,846)	(5,990,516)	(11,512,762)
Total including correlation of risk factors		(33,055)	(3,785,764)	(7,092,958)	(39,608)	(4,078,197)	(7,698,477)	(38,709)	(4,887,562)	(9,378,843)

(1)  Amounts net of tax.

188             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly looks for market dynamism to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2014			2013
		March 31			December 31			March 31
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(634)	(173,364)	(340,458)	(1,161)	(314,600)	(610,764)	(5,440)	(1,052,299)	(2,065,253)
Price indexes	Exposure subject to variations in price index coupon rates	(1,144)	(160,778)	(313,408)	(714)	(101,267)	(196,397)	(7,339)	(706,289)	(1,351,585)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(379)	(43,063)	(79,904)	(378)	(51,033)	(93,293)	(831)	(74,728)	(141,002)
Foreign currency	Exposure subject to exchange variations	(2,256)	(56,412)	(112,824)	(6,050)	(148,787)	(297,318)	(1,326)	(32,834)	(65,648)
Equities	Exposure subject to variation in stock prices	(946)	(23,645)	(47,290)	(920)	(23,008)	(46,016)	(1,949)	(46,893)	(93,591)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(455)	(33,506)	(64,449)	(590)	(43,582)	(83,593)	(1,316)	(47,571)	(92,786)
Other	Exposure not classified in previous definitions	(99)	(2,614)	(5,229)	(20)	(505)	(1,010)	(45)	(1,142)	(2,284)
Total excluding correlation of risk factors		(5,913)	(493,382)	(963,562)	(9,833)	(682,782)	(1,328,391)	(18,246)	(1,961,756)	(3,812,149)
Total including correlation of risk factors		(2,750)	(280,144)	(551,645)	(7,434)	(509,080)	(991,248)	(11,528)	(1,513,203)	(2,935,318)

(1)  Amounts net of tax.

Bradesco      189

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example, in the scenario applied to positions on March 31, 2014, the Real/Dollar exchange rate was R$ 2.29. The rate applied on the positions on March 31, 2014 was 11.40% p.a. for the 1-year fixed interest rate scenario;

Scenario 2: 25% stresses were determined based on market information. For example, in the scenario applied to positions on March 31, 2014, the Real/Dollar exchange rate was R$ 2.83. The rate applied on the positions on March 31, 2014 was 14.23% p.a. for the 1-year fixed interest rate scenario; The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50% stresses were determined based on market information. For example, in the scenario applied to positions on March 31, 2014, the Real/Dollar exchange rate was R$ 3.40. The rate applied on the positions on March 31, 2014 was 17.08% p.a. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

The liquidity risk is managed in a corporate and centralized manner, by daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations.

190             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	514,376,670	88,461,674	58,776,794	245,145,618	-	906,760,756
Funds available	12,110,067	-	-	-	-	12,110,067
Interbank investments (2)	120,341,038	3,267,697	2,711,411	693,875	-	127,014,021
Securities and derivative financial instruments (1) (2)	249,290,148	3,591,644	4,845,705	64,242,883	-	321,970,380
Interbank and interdepartmental accounts	61,148,053	-	-	591,868	-	61,739,921
Loan and leasing	28,289,749	65,353,458	42,606,084	145,428,891	-	281,678,182
Other receivables and assets	43,197,615	16,248,875	8,613,594	34,188,101	-	102,248,185
Permanent assets	228,127	1,150,821	1,380,272	9,770,433	2,938,344	15,467,997
Investments	-	-	-	-	1,870,597	1,870,597
Premises and equipment	62,368	311,837	374,205	3,442,951	405,434	4,596,795
Intangible assets	165,759	838,984	1,006,067	6,327,482	662,313	9,000,605
Total on March 31, 2014	514,604,797	89,612,495	60,157,066	254,916,051	2,938,344	922,228,753
Total on December 31, 2013	522,283,069	86,122,429	63,274,418	233,552,295	2,907,074	908,139,285
Total on March 31, 2013	510,799,184	101,274,805	55,596,797	223,888,118	2,907,873	894,466,777

Liabilities
Current and long-term liabilities	502,121,543	79,077,399	51,859,821	214,734,626	-	847,793,389
Deposits (3)	136,664,471	19,483,137	11,893,889	50,667,998	-	218,709,495
Federal funds purchased and securities sold under agreements to repurchase (2)	187,205,689	32,306,134	9,006,861	22,197,346	-	250,716,030
Funds from issuance of securities	1,719,025	8,023,375	16,816,138	37,952,071	-	64,510,609
Interbank and interdepartmental accounts	5,343,414	-	-	-	-	5,343,414
Borrowing and onlending	4,648,566	13,423,489	8,591,612	30,060,350	-	56,724,017
Derivative financial instruments	2,720,711	327,438	149,731	695,983	-	3,893,863
Technical reserves for insurance, pension plans and capitalization bonds (3)	109,384,470	3,515,699	1,466,392	23,384,244	-	137,750,805
Other liabilities:
- Subordinated debts	752,566	789	1,761,198	33,325,359	-	35,839,912
- Other	53,682,631	1,997,338	2,174,000	16,451,275	-	74,305,244
Deferred income	560,099	-	-	-	-	560,099
Non-controlling interests in subsidiaries	-	-	-	-	549,269	549,269
Shareholders’ equity	-	-	-	-	73,325,996	73,325,996
Total on March 31, 2014	502,681,642	79,077,399	51,859,821	214,734,626	73,875,265	922,228,753
Total on December 31, 2013	494,220,602	85,950,279	48,027,066	208,396,101	71,545,237	908,139,285
Total on March 31, 2013	477,082,938	91,275,038	45,407,591	210,654,510	70,046,700	894,466,777

Net assets on March 31, 2014 YTD	11,923,155	22,458,251	30,755,496	70,936,921	-	-
Net assets on December 31, 2013 YTD	28,062,467	28,234,617	43,481,969	68,638,163	-	-
Net assets on March 31, 2013 YTD	33,716,246	43,716,013	53,905,219	67,138,827	-	-

(1)   Investments in investment funds are classified as 1 to 30 days;

(2)   Repurchase agreements are classified according to the maturity of the transactions; and

(3)   Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco      191

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes Strategy and Reputation Risk.

Operational risk management is essential to generate added value. Risk is controlled centrally through identification, measurement, mitigation plans and monitoring, on a consolidated basis and for each of the Organization’s companies.

Among plans to mitigate operational risk, the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

192             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III)		Capital Adequacy Ratio (Basel II)
	2014	2013	2013
	March 31	December 31	March 31
	Financial (1)		Financial	Economic-financial
Tier I capital	69,934,147	70,808,081	67,783,029	68,108,439
Common equity	69,934,147	70,808,081	67,783,029	68,108,439
Shareholders’ equity	73,325,996	70,939,802	69,442,098	69,442,098
Non-controlling interests	203,858	197,679	185,778	604,602
Prudential adjustments - CMN Resolution no 4192/13 (2)	(3,595,707)	(329,400)	-	-
Reduction of deferred assets - CMN Resolution no 3444/07(2)	-	-	(112,918)	(206,332)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution no 3444/07	-	-	(1,731,929)	(1,731,929)
Tier II capital	22,300,588	24,995,582	28,740,476	28,740,476
Total gains/losses of adjustments to fair value in available for sale and derivatives - CMN Resolution no 3444/07 (2)	-	-	1,731,929	1,731,929
Subordinated debt (3)	22,300,588	24,995,582	27,008,547	27,008,547
Deduction of instruments for funding - CMN Resolution no 3444/07 (2)	-	-	(128,887)	(128,887)
Capital (a)	92,234,735	95,803,663	96,394,618	96,720,028

- Credit risk	534,884,413	526,108,312	500,399,113	494,027,952
- Market risk	21,253,243	27,333,949	96,521,783	96,521,783
- Operational risk	29,852,953	23,334,834	21,792,200	30,493,537
Risk-weighted assets – RWA (b) (4)	585,990,609	576,777,095	618,713,096	621,043,272

Capital adequacy ratio (a/b)	15.7%	16.6%	15.6%	15.6%
Tier I capital	11.9%	12.3%	11.0%	11.0%
- Principal capital	11.9%	12.3%	11.0%	11.0%
Tier II capital	3.8%	4.3%	4.6%	4.6%

(1)  As of October 2013, capital is calculated as per CMN Resolution no4192/13, which establishes that calculation is based on the “Financial Consolidated”;

(2)  Criteria used as of October 2013, pursuant to CMN Resolution no4192/13;

(3)  Until September 2013, the amounts are calculated pursuant to CMN Resolution no3444/07 and, as of October 2013, the amounts are calculated pursuant to CMN Resolution no4192/13; and

(4)  For comparison purposes, we adjusted the “Allocation of minimum required capital” from prior periods, given that we now report the portions relating to “Risk weighted asset – RWA”.

Bradesco      193

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions on the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement			In shareholders’ equity
	2014		2014	2013		2014	2013
	March 31		March 31	December 31	March 31	March 31	December 31	March 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	321,970,380	323,155,191	(259,166)	(274,411)	8,121,992	1,184,811	1,476,686	2,418,145
- Adjustment of available-for-sale securities (Note 8c II)			(1,443,977)	(1,751,097)	5,703,847	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			1,184,811	1,476,686	2,418,145	1,184,811	1,476,686	2,418,145
Loan and leasing (Notes 2, 3g and 10) (1)	328,257,246	326,958,579	(1,298,667)	(788,732)	1,333,593	(1,298,667)	(788,732)	1,333,593
Investments (Notes 3j and 13) (2)	1,870,597	18,573,552	16,702,955	15,176,913	12,109,212	16,702,955	15,176,913	12,109,212
Treasury shares (Note 23d)	298,015	377,660	-	-	-	79,645	52,347	84,490
Time deposits (Notes 3n and 16a)	97,387,056	97,011,278	375,778	348,623	238,234	375,778	348,623	238,234
Funds from issuance of securities (Note 16c)	64,510,609	64,686,140	(175,531)	(124,140)	(161,585)	(175,531)	(124,140)	(161,585)
Borrowing and onlending (Notes 17a and 17b)	56,724,017	56,848,071	(124,054)	(122,989)	(137,600)	(124,054)	(122,989)	(137,600)
Subordinated debts (Note 19)	35,839,912	36,083,112	(243,200)	(347,213)	(1,177,596)	(243,200)	(347,213)	(1,177,596)
Unrealized gains excluding tax			14,978,115	13,868,051	20,326,250	16,501,737	15,671,495	14,706,893

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

194             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)      Capital Management

The Capital Management structure aims at providing conditions to monitor and control capital, contributing to the achievement of the Organization’s strategic goals and objectives. The following are considered: business environment and a prospective and consistent view of capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The process of assessing capital adequacy is carried out so as to ensure that the Organization has a solid capital base to support development of activities and cope with risk, either in normal or in extreme market conditions, as well as meeting capital regulatory requirements.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor an unrestricted benefit pension plan (PGBL) for employees and directors. PGBL is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIEs.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

According to CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution no 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, calculated their actuarial commitments using a real interest rate and recognizing their obligations in the financial statements.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco      195

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Expenses relating to contributions made in the 1st quarter of 2014 totaled R$ 158,470 thousand (R$ 163,931 thousand in the 4th quarter and R$ 158,043 thousand in the 1st quarter of 2013).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental care, life insurance and personal accident, and professional training. These expenses, including the aforementioned contributions, totaled R$ 714,686 thousand in the 1st quarter of 2014 (R$ 765,810 thousand in the 4th quarter of 2013 and R$ 670,355 thousand in the 1st quarter of 2013).

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Income before income tax and social contribution	5,908,365	1,825,768	4,695,287
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(2,363,346)	(730,307)	(1,878,115)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	20,705	10,316	1,333
Non-deductible expenses, net of non-taxable income (2)	(34,083)	656,718	(102,806)
Prior-period tax credits (3)	-	462,270	-
Interest on shareholders’ equity (paid and payable)	355,257	328,096	316,666
Other amounts (4)	(413,921)	545,002	(85,618)
Income tax and social contribution for the period	(2,435,388)	1,272,095	(1,748,540)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law no11727/08, remaining at 9% for other companies (Note 3h);

(2)  The 4th quarter of 2013 includes tax effect arising from the adhesion to the tax liability installment payment program, with amnesty for settlement of tax liabilities managed by the Brazilian Federal Revenue Service (RFB) and the Office of the General Counsel to the National Treasury (PGFN), set forth by Law no 12865/13;

(3)  Tax credits from the investment acquisition operation, totaling R$ 462,270 thousand were recorded in the 4th quarter of 2013, given that they already comply with regulatory aspects and have effective perspectives of realization, in accordance with studies and analyses prepared by Management; and

(4)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the (40%) rate.

196             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2014	2013
	1st Quarter	4th Quarter	1st Quarter
Current taxes:
Income tax and social contribution payable	(2,265,576)	1,332,149	(3,554,148)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	145,778	(3,311,880)	2,014,332
Use of opening balances of:
Social contribution loss	(139,862)	137,246	(189,707)
Income tax loss	(239,798)	17,107	(69,914)
Prior-period tax credits:
Temporary additions (Note 34a-3)	-	462,270	-
Recording in the period on:
Social contribution loss	18,887	1,163,496	35,064
Income tax loss	45,183	1,471,707	15,833
Total deferred taxes	(169,812)	(60,054)	1,805,608
Income tax and social contribution for the period	(2,435,388)	1,272,095	(1,748,540)

Bradesco      197

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2013	Amount recorded	Amount realized	Balance on 3.31.2014	Balance on 3.31.2013
Allowance for loan losses	15,348,782	1,688,724	1,255,184	15,782,322	13,257,898
Civil provisions	1,517,934	168,867	175,739	1,511,062	1,500,316
Tax provisions	2,299,080	107,722	9,671	2,397,131	5,257,011
Labor provisions	999,063	127,744	130,899	995,908	985,390
Provision for devaluation of securities and investments	533,645	59,347	133,245	459,747	411,907
Provision for devaluation of foreclosed assets	221,934	50,369	34,477	237,826	188,645
Adjustment to fair value of trading securities	183,169	6,126	173,387	15,908	196,070
Amortization of goodwill	777,244	18,132	492,137	303,239	337,909
Provision for interest on shareholders’ equity (1)	-	255,772	-	255,772	226,158
Other	2,096,941	570,793	503,079	2,164,655	1,908,579
Total deductible taxes on temporary differences	23,977,792	3,053,596	2,907,818	24,123,570	24,269,883
Income tax and social contribution losses in Brazil and abroad	4,045,282	64,070	379,660	3,729,692	1,488,363
Subtotal (2)	28,023,074	3,117,666	3,287,478	27,853,262	25,758,246
Adjustment to fair value of available-for-sale securities (2)	1,241,130	192,846	213,751	1,220,225	122,240
Social contribution - Provisional Measure no 2158-35/01	140,197	-	-	140,197	140,842
Total deferred tax assets (Note 11b)	29,404,401	3,310,512	3,501,229	29,213,684	26,021,328
Deferred tax liabilities (Note 34f)	3,187,945	620,483	484,357	3,324,071	5,888,391
Deferred tax assets, net of deferred tax liabilities	26,216,456	2,690,029	3,016,872	25,889,613	20,132,937
- Percentage of net deferred tax assets on capital (Note 32a)	27.4%			28.1%	20.9%
- Percentage of net deferred tax assets over total assets	2.9%			2.8%	2.3%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred taxes from companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law no 11727/08 (Note 3h).

198             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, income tax and social contribution losses and deductible social contribution - Provisional Measure no 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure no2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2014	4,906,355	2,942,548	289,370	181,535	33,578	8,353,386
2015	6,223,376	3,700,086	148,268	196,442	522	10,268,694
2016	2,523,460	1,391,995	837,859	489,889	106,097	5,349,300
2017	399,832	222,197	719,264	515,562	-	1,856,855
2018	1,190,563	603,070	17,548	333,918	-	2,145,099
2019 (Q1)	12,971	7,117	27	10	-	20,125
Total	15,256,557	8,867,013	2,012,336	1,717,356	140,197	27,993,459

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$ 26,463,506 thousand (R$ 26,444,826 thousand on December 31, 2013 and R$ 24,667,235 thousand on March, 31 2013), of which R$ 22,918,033 thousand (R$ 22,629,784 thousand on December 31, 2013 and R$ 23,119,253 thousand on March 31, 2013) refers to temporary differences, R$ 3,414,250 thousand (R$ 3,684,786 thousand on December 31, 2013 and R$ 1,410,832 thousand on March 31, 2013) to income tax and social contribution losses and R$ 131,223 thousand (R$ 130,256 thousand on December 31, 2013 and R$ 137,150 thousand on March 31, 2013) of social contribution tax credit, pursuant to Provisional Measure no 2158-35.

e)   Unrecognized deferred tax assets

On March 31, 2014, deferred tax assets of R$ 2,077 thousand (R$ 2,014 thousand on December 31, 2013 and R$ 1,984 thousand on March 31, 2013) have not been recorded in the financial statements, and will be recorded when they meet with regulatory demands and/or present the probable prospects to be realized according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Mark-to-market adjustment to securities and derivative financial instruments	733,737	536,478	2,410,511
Difference in depreciation	1,162,771	1,340,059	2,131,802
Judicial deposit and others	1,427,563	1,311,408	1,346,078
Total	3,324,071	3,187,945	5,888,391

The deferred tax liabilities of companies in the financial and insurance sector were established considering the increased social contribution rate, established by Law no 11727/08 (Note 3h).

35)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of R$ 439,175,700 thousand on March 31, 2014 (R$ 435,363,444 thousand on December 31, 2013 and R$ 435,379,885 thousand on March 31, 2013).

Bradesco      199

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Consortium funds

	R$ thousand
	2014	2013
	March 31	December 31	March 31
Monthly estimate of funds receivable from consortium members	383,836	361,036	313,651
Contributions payable by the group	18,635,721	17,706,357	15,830,920
Consortium members - assets to be included	16,714,437	15,836,920	14,085,985
Credits available to consortium members	3,950,264	3,765,379	3,487,634

	In units
	2014	2013
	March 31	December 31	March 31
Number of groups managed	3,326	3,274	2,972
Number of active consortium members	957,771	924,245	780,098
Number of assets to be included	461,854	450,401	398,264

c)   In 2014, the procedures implemented on the Reserve requirement on exchange short position and on time deposits are as follows:

Description	Procedures
Reserve requirement on exchange short position	The reserve requirement for financial institutions is calculated applying the rate of 0% on amount exceeding US$ 3 billion.
Reserve requirement on time deposits

Bacen remunerates balance, limited to the lower among the following amounts:

I – the requirement discounted from deductions forecasted by Bacen;

Such deductions may not exceed 50% of the liabilities.

II – the requirement multiplied by the percentage of:

-  82% as of the calculation period started on January 13, 2014; and

-  100% as of the calculation period started on March 17, 2014;

d)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution no 3566/08 - Impairment of Assets (CPC 01);

•       Resolution no 3604/08 - Statement of Cash Flows (CPC 03);

•       Resolution no 3750/09 - Related Party Disclosures (CPC 05);

•       Resolution no 3823/09 - Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution no 3973/11 - Subsequent Events (CPC 24);

•       Resolution no 3989/11 - Share-based Payment (CPC 10);

•       Resolution no 4007/11 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23); and

•       Resolution no 4144/12 - Framework (R1).

200             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

CMN Resolution no 3786/09 and Bacen Circular Letters no 3472/09 and no 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish their consolidated financial statements in up to 90 days from the reference date December 31, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2014, Bradesco published its consolidated financial statements for December 31, 2013 and 2012 on its website, in accordance with IFRS standards. The net income and equity of the financial statements disclosed in IFRS have not been substantially different from those presented in the Bacen Gaap financial statements. Management believes that net income and shareholders’ equity as of March 31, 2014 do not differ significantly from the nature or amounts disclosed on December 31, 2013 under IFRS, as issued by the IASB.

e)     On November 11, 2013, provisional measure no 627 (MP 627/13) amending Federal tax laws regarding Corporate Income Tax -IRPJ, the Social contribution on net profits-CSLL, the contribution to Pis/Pasep and the contribution to the Social Security Financing, Cofins was published. We highlight the main issues that the MP no 627/13 provides:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria for the compliance of the Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil, for acquisition of equity resulting from profit sharing recorded abroad by subsidiaries and unconsolidated companies; and

•       special installment payment of PIS/Pasep and Cofins contributions.

During the first months of 2014, the text was debated and approved by National Congress. Bradesco will await for the assessment of the Brazilian Republic Presidency, and prior to sanctioning, with possible vetoes and the passing of MP no 627/13, the aforementioned law will be subject of further and conclusive analysis. Based on a preliminary assessment, there will be no significant impacts on our Consolidated Financial Statements.

f)     There were no other events after the reporting period that need to be adjusted or disclosed for these consolidated financial statements as at March 31, 2014.

Bradesco      201

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Bodies

Reference Date: April 17, 2014

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	José Ramos Rocha Neto	Milton Matsumoto - Coordinator
Chairman	Júlio Alves Marques	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Laércio Carlos de Araújo Filho	Julio de Siqueira Carvalho de Araujo
	Layette Lamartine Azevedo Júnior	Domingos Figueiredo de Abreu
Vice-Chairman	Lúcio Rideki Takahama	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Luiz Carlos Brandão Cavalcanti Junior	Alexandre da Silva Glüher
	Marcelo Frontini	Josué Augusto Pancini
Members	Marcelo Santos Dall’Occo	André Rodrigues Cano
Antônio Bornia	Marcos Aparecido Galende	Clayton Camacho
Mário da Silveira Teixeira Júnior	Marcos Daré	Frederico William Wolf
João Aguiar Alvarez	Marlene Morán Millan	Glaucimar Peticov
Denise Aguiar Alvarez	Marlos Francisco de Souza Araujo	José Luiz Rodrigues Bueno
Carlos Alberto Rodrigues Guilherme	Nobuo Yamazaki	Júlio Alves Marques
Milton Matsumoto	Octavio Manoel Rodrigues de Barros	Rogério Pedro Câmara
José Alcides Munhoz	Paulo Aparecido dos Santos
	Paulo Faustino da Costa	Integrated Risk Management
Directors	Rogério Pedro Câmara	and Capital Allocation Committee
Executive Officers	Waldemar Ruggiero Júnior	Alexandre da Silva Glüher - Coordinator
Chief Executive Officer	Walkiria Schirrmeister Marquetti	Julio de Siqueira Carvalho de Araujo
Luiz Carlos Trabuco Cappi		Domingos Figueiredo de Abreu
	Directors	Aurélio Conrado Boni
Executive Vice-Presidents	Antonio Chinellato Neto	Sérgio Alexandre Figueiredo Clemente
Julio de Siqueira Carvalho de Araujo	Antonio Daissuke Tokuriki	Marco Antonio Rossi
Domingos Figueiredo de Abreu	Cláudio Borges Cassemiro	Josué Augusto Pancini
Aurélio Conrado Boni	Edson Marcelo Moreto	Maurício Machado de Minas
Sérgio Alexandre Figueiredo Clemente	João Sabino	Alfredo Antônio Lima de Menezes
Marco Antonio Rossi	Paulo Manuel Taveira de Oliveira Ferreira	Luiz Carlos Angelotti
Alexandre da Silva Glüher	Roberto de Jesus Paris	Gedson Oliveira Santos
Josué Augusto Pancini		Marlos Francisco de Souza Araujo
Maurício Machado de Minas	Regional Officers
	Alex Silva Braga	Sustainability Committee
Managing Directors	Almir Rocha	Luiz Carlos Angelotti - Coordinator
Alfredo Antônio Lima de Menezes	André Ferreira Gomes	Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano	Antonio Gualberto Diniz	Milton Matsumoto
Luiz Carlos Angelotti	Antonio Piovesan	Julio de Siqueira Carvalho de Araujo
Marcelo de Araújo Noronha	Carlos Alberto Alástico	Domingos Figueiredo de Abreu
Nilton Pelegrino Nogueira	Delvair Fidêncio de Lima	Aurélio Conrado Boni
André Marcelo da Silva Prado	Francisco Aquilino Pontes Gadelha	Marco Antonio Rossi
Luiz Fernando Peres	Francisco Assis da Silveira Junior	Alexandre da Silva Glüher
	Geraldo Dias Pacheco	Josué Augusto Pancini
Deputy Directors	João Alexandre Silva	André Rodrigues Cano
Altair Antônio de Souza	Leandro José Diniz	Moacir Nachbar Junior
Denise Pauli Pavarina	Luis Carlos Furquim Vermieiro	Amilton Nieto
Moacir Nachbar Junior	Mauricio Gomes Maciel	Antonio José da Barbara
Octávio de Lazari Júnior	Osmar Sanches Biscuola	Aurélio Guido Pagani
	Wilson Reginaldo Martins	Edilson Wiggers
Department Directors		Eurico Ramos Fabri
Adineu Santesso		Frederico William Wolf
Alexandre Rappaport	Compensation Committee	Gedson Oliveira Santos
Amilton Nieto	Lázaro de Mello Brandão - Coordinator	Jorge Pohlmann Nasser
André Bernardino da Cruz Filho	Luiz Carlos Trabuco Cappi	José Luiz Rodrigues Bueno
Antonio Carlos Melhado	Antônio Bornia	Paulo Faustino da Costa
Antonio José da Barbara	Mário da Silveira Teixeira Júnior	João Sabino
Arnaldo Nissental	Carlos Alberto Rodrigues Guilherme
Aurélio Guido Pagani	Milton Matsumoto	Executive Disclosure Committee
Bruno D’Avila Melo Boetger	Sérgio Nonato Rodrigues (non-Management member)	Luiz Carlos Angelotti - Coordinator
Cassiano Ricardo Scarpelli		Julio de Siqueira Carvalho de Araujo
Clayton Camacho	Audit Committee	Domingos Figueiredo de Abreu
Diaulas Morize Vieira Marcondes Junior	Carlos Alberto Rodrigues Guilherme - Coordinator	Marco Antonio Rossi
Edilson Wiggers	Romulo Nagib Lasmar	Alexandre da Silva Glüher
Eurico Ramos Fabri	Osvaldo Watanabe	Moacir Nachbar Junior
Fernando Antônio Tenório	Paulo Roberto Simões da Cunha	Antonio José da Barbara
Fernando Roncolato Pinho		Marcelo Santos Dall’Occo
Frederico William Wolf	Compliance and Internal Control Committee	Marcos Aparecido Galende
Gedson Oliveira Santos	Mário da Silveira Teixeira Júnior - Coordinator	Paulo Faustino da Costa
Glaucimar Peticov	Carlos Alberto Rodrigues Guilherme	Haydewaldo R. Chamberlain da Costa
Guilherme Muller Leal	Milton Matsumoto
João Albino Winkelmann	Julio de Siqueira Carvalho de Araujo	Fiscal Council
João Carlos Gomes da Silva	Domingos Figueiredo de Abreu	Sitting Members
Joel Antonio Scalabrini	Marco Antonio Rossi	João Carlos de Oliveira - Coordinator
Johan Albino Ribeiro	Alexandre da Silva Glüher	Nelson Lopes de Oliveira
Jorge Pohlmann Nasser	Clayton Camacho	José Maria Soares Nunes
José Luis Elias	Frederico William Wolf	Domingos Aparecido Maia
José Luiz Rodrigues Bueno	Gedson Oliveira Santos	Luiz Carlos de Freitas
	Rogério Pedro Câmara	Deputy Members
Renaud Roberto Teixeira
Jorge Tadeu Pinto de Figueiredo
Nilson Pinhal
João Batistela Biazon
Oswaldo de Moura Silveira
General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Júlio Alves Marques - Ombudsman

202             Report on Economic and Financial Analysis – March 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Report on the Review of the Interim Consolidated Financial Information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as at March 31, 2014 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the quarter then ended, as well as the summary of significant accounting policies and other explanatory notes (“the consolidated interim financial statements”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other matters

Interim consolidated statements of Value Added

We also reviewed the interim consolidated statements of Value Added (DVA) for the quarter ended March 31, 2014, which were prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM). These statements were subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe they were not prepared, in all material respects, in relation to the interim consolidated financial information taken as a whole.

Osasco, April 23, 2014

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

Bradesco      203

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Individual and Consolidated Financial Statements related to the first quarter of 2014, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, Resolution 3059/02 of the National Monetary Council, and Bacen Circular Letter 3171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, April 23, 2014

João Carlos de Oliveira

Nelson Lopes de Oliveira

José Maria Soares Nunes

Domingos Aparecido Maia

Luiz Carlos de Freitas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.